2024

ANNUAL MEETING OF STOCKHOLDERS
NOTICE AND PROXY STATEMENT

MASCO



 

Masco Corporation
17450 College Parkway
Livonia, MI 48152
313-274-7400
www.masco.com

April 1, 2024

Dear Masco Shareholders:

2023 was another dynamic and successful year in which Masco improved on a number of operating metrics, demonstrated the sustained strength of our unmatched brand portfolio and unlocked significant shareholder value.

Masco continued to benefit from disciplined pricing and ongoing improvement in operational efficiencies in 2023, resulting in:

- Achievement of another year of EPS growth, delivering on our commitment of double-digit EPS growth through cycles;

- A 200 basis point increase in our operating margin despite softer sales volume and market volatility; and

- $610 million of capital returned to shareholders through dividends and share repurchases.

I would like to thank Masco's approximately 18,000 employees for their focus on our customers, strong execution and a continuous improvement mindset that is the cornerstone of the Masco Operating System. Their efforts delivered Masco's strong 2023 performance.

Board Refreshment and Executive Management Team Succession

Our board refreshment continued in 2023 with the addition of two new directors. Jonathon Nudi, a Group President at General Mills, brings a wealth of expertise to the Board related to marketing and brand management within the retail channel, international business operations and product innovation. Sandeep Reddy, Chief Financial Officer at Domino's Pizza, provides the Board with significant insights on the oversight of financial operations and functions, consumer-facing businesses, and risk management, as well as global expertise.

Additionally, in October 2023, following the retirement of Masco's previous Vice President, Chief Financial Officer, John Sznewajs, the Company welcomed Rick Westenberg into the role, with oversight for all our Finance functions as well as our Corporate Development and Information Technology departments. Rick brings the Company over 25 years of experience, including nearly 15 years leading global finance organizations. The Board is very pleased to have Rick join Masco's strong performing management team.

We are Mindful of Our Impact

Masco's focus on conducting business in a manner that contributes to a better environment in the communities where we live, work and do business continued in 2023. Sustainable products accounted for approximately fifty percent of Masco's revenue in 2023. These products include paints that meet the GREENGUARD® certification or MPI Green Performance™ Standard, faucet and shower products that meet water flow conservation standards such as WaterSense® and the European Water Label, and lighting fixtures that use LED or reclaimed wood products.

I believe Masco is well positioned to deliver long-term shareholder value, with our industry leading brands, strong balance sheet and disciplined capital allocation. I am looking forward to the year ahead as the focus at Masco remains on delivering better living possibilities – for our homes, our environment and our community.

On behalf of the entire Board, thank you for your support and investment in Masco. We invite you to attend Masco Corporation's Annual Meeting of Stockholders, which will be held virtually at 9:30 a.m. Eastern Time on Friday, May 10, 2024.



Sincerely,

Lisa A. Payne

Lisa A. Payne
Chair of the Board

THIS PROXY STATEMENT AND THE ENCLOSED PROXY CARD ARE BEING MAILED OR OTHERWISE MADE AVAILABLE TO SHAREHOLDERS ON OR ABOUT APRIL 1, 2024.



MASCO CORPORATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Our 2024 Annual Meeting of Stockholders will be held virtually through an audio-only webcast on May 10, 2024 at 9:30 a.m. Eastern Time. You will not be able to attend the meeting in person. Stockholders of record at the close of business on March 15, 2024 are entitled to vote at the Annual Meeting or any adjournment or postponement of the meeting. Whether or not you plan to attend the Annual Meeting, you can ensure that your shares are represented at the meeting by promptly voting by internet or by telephone, or by completing, signing, dating and returning your proxy card in the enclosed postage prepaid envelope. Instructions for each of these methods and the control number that you will need to vote are provided on the proxy card. You may withdraw your proxy before it is exercised by following the directions in the proxy statement. Alternatively, you may vote during the meeting.

By Order of the Board of Directors,

Kenneth G. Cole

Kenneth G. Cole
Vice President, General Counsel and Secretary

ANNUAL MEETING INFORMATION:

Date: May 10, 2024

Time: 9:30 a.m. Eastern Time

Place: Virtual Only Meeting at:
www.virtualshareholdermeeting.com/MAS2024

ANNUAL MEETING ITEMS OF BUSINESS:

1. To elect three Class III directors

2. To consider and act upon a proposal to approve the compensation paid, on an advisory basis, to our named executive officers

3. To ratify the selection of PricewaterhouseCoopers LLP as our independent auditors for 2024

4. To consider and act upon a management proposal to approve the 2024 Long Term Stock Incentive Plan

5. To consider and act upon on a stockholder proposal entitled, "Proposal 5 – Simple Majority Vote," if properly presented at the Annual Meeting

6. To transact such other business as may properly come before the meeting

THE COMPANY RECOMMENDS THAT YOU VOTE AS FOLLOWS:

FOR each Class III director nominee

FOR the approval of the compensation paid to our named executive officers

FOR the selection of PricewaterhouseCoopers LLP as our independent auditors for 2024

FOR the approval of the 2024 Long Term Stock Incentive Plan

We are not making a voting recommendation for this proposal

PARTICIPATING IN OUR ANNUAL MEETING:

Online access to our virtual Annual Meeting will open at approximately 9:15 a.m. Eastern Time, on May 10, 2024 at www.virtualshareholdermeeting.com/MAS2024. To access the meeting, vote and ask questions, you will need to have a valid control number. Your control number can be found on your proxy card or voting instruction form. If you encounter any difficulties accessing the meeting during the check-in time or during the meeting, technical support will be available to you through the meeting website. Please refer to the "2024 Annual Meeting of Stockholders" section below for further details regarding our Annual Meeting.

Questions may be submitted during the Annual Meeting by following the instructions available on the meeting website. We will answer as many stockholder questions as time permits. However, we may not respond to questions that are not pertinent to the business of the meeting. Single responses to a group of substantially similar questions may be provided to avoid repetition. We ask that attendees please help us keep the proceedings orderly and follow the Annual Meeting rules of conduct that will be posted on the meeting website.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MAY 10, 2024: THIS PROXY STATEMENT AND THE MASCO CORPORATION 2023 ANNUAL REPORT TO STOCKHOLDERS, WHICH INCLUDES THE COMPANY'S ANNUAL REPORT ON FORM 10-K, ARE AVAILABLE AT:

http://www.ezodproxy.com/masco/2024

THE COMPANY WILL PROVIDE A COPY OF ITS ANNUAL REPORT ON FORM 10-K, WITHOUT CHARGE, UPON A STOCKHOLDER'S WRITTEN REQUEST TO: INVESTOR RELATIONS, MASCO CORPORATION, 17450 COLLEGE PARKWAY, LIVONIA, MICHIGAN 48152.



2024 PROXY STATEMENT SUMMARY

In 2023, we delivered strong performance by improving a number of our operating metrics, including our operating profit and operating margin, even though softer sales volume for our products and market volatility contributed to a decrease in our year-over-year sales. We continue to leverage our industry-leading brands to deliver new product innovations, reinvest in our business to position us for future growth and deploy our capital allocation strategy to return value to our shareholders.

OUR FINANCIAL PERFORMANCE



Operating profit for the year increased **4%** TO **$1.3** BILLION

Operating margin for the year increased **200 BASIS POINTS TO** **16.9%**

Sales for the year decreased **8%** TO **$8.0** BILLION

Returned approximately **$610** MILLION to our shareholders through share repurchases and dividends

OUR BOARD AT-A-GLANCE



INDEPENDENT CHAIR OF THE BOARD:
Lisa A. Payne (Appointed May 2021)

*Our Governance Committee expects that the proportion of our gender-diverse directors will increase to 30% on or before the date of our 2025 Annual Meeting of Shareholders.

Male **73%**
Female **27%**

White **82%**
Racially/ Ethnically Diverse **18%**

In 2023, we refreshed our Board membership with the appointment of **TWO NEW DIRECTORS**

Our directors are **90%** INDEPENDENT

Our committee members are **100%** INDEPENDENT

RANGE OF DIRECTOR TENURE

The balanced tenure of our Board provides us with both fresh perspectives and deep Company and industry knowledge.



3 | 0-4 YEARS   **2** | 5-9 YEARS   **6** | 10+ YEARS

WE ARE FOCUSED ON ENVIRONMENTAL, SOCIAL AND GOVERNANCE ("ESG") INITIATIVES THAT SUPPORT OUR BUSINESS STRATEGY

Our Board has Oversight of ESG

Our Board oversees our ESG enterprise strategy and strategic initiatives, including the establishment of our carbon mitigation aspirational target, as well as our ESG risks. In 2023, as part of our enterprise risk management updated, our Board discussed with management our ESG-related risks, and our Board reviewed our Corporate Sustainability Report.

*Our Sustainable Products and Programs Drive Impact**

We are proud of our efforts to develop sustainable products, and in 2023, approximately fifty percent of our revenue came from sales of these products. We offer paints that meet the GREENGUARD® certification or MPI Green PerformanceTM Standard for low chemical emissions, plumbing products that meet water flow rates in standards such as WaterSense® and the European Water Label and Building Research Establishment Environmental Assessment Method, and lighting fixtures that use LED technology or reclaimed wood.

In addition, starting in 2020, we implemented a returns management program through which we recertify certain of our returned products for resale directly to the consumer. This program saves our returned product from landfills and diverts it into profitable inventory.

We Established a Carbon Mitigation Aspirational Target

In 2023, we announced our establishment of an aspirational target to reduce our scope 1 and 2 absolute greenhouse gas emissions by 50% by the year 2030 as compared to 2020 emissions. This goal aligns with the current standard of science-based targets deemed necessary to mitigate the worst effects of climate change.

Diversity, Equity and Inclusion ("DE&I")

Our focus on DE&I is rooted in our values around the need to treat people with respect. We are committed to creating an environment where all employees are included, treated with dignity and respect and in a position to contribute to our future success. We publish our annual EEO-1 Report and additional workforce diversity metrics on our corporate website.

WE ARE COMMITTED TO SHAREHOLDER ENGAGEMENT

Our Board of Directors believes it is important to consider feedback from our shareholders when considering our corporate governance, ESG and executive compensation programs. In 2023, we continued our robust shareholder engagement program. In both the spring and the fall, we requested the opportunity to engage with shareholders holding approximately 45% of our outstanding shares. Of the shareholders with which we engaged, we discussed our recent Board refreshment, our robust orientation process for new directors, and our Board's oversight of ESG and our recent ESG initiatives, and answered questions from our shareholders.

We discuss the shareholder feedback we receive with our Compensation and Talent Committee ("Compensation Committee") and Corporate Governance and Nominating Committee ("Governance Committee").

* WaterSense® is a registered trademark of the Environmental Protection Agency. UL GREENGUARD® is a registered trademark of UL LLC. MPI Green Performance™ Standard is a registered trademark of the Association for Materials Protection and Performance, Inc.

TABLE OF CONTENTS

[THIS PAGE IS INTENTIONALLY LEFT BLANK]



CORPORATE GOVERNANCE

This section of our proxy statement provides information on the qualifications, skills and experience of our director nominees and incumbent directors, the structure and responsibilities of our Board and its Committees, our Board's self-evaluation and risk oversight processes, and other important corporate governance matters.

DIRECTORS AND DIRECTOR NOMINEES

Our Board is currently composed of eleven directors, ten of whom are independent directors. Our directors possess a wide array of skills and experience that provide a strong source of strategic and risk oversight, advice, and guidance to our management team.

The following director skills matrix highlights the balanced mix of skills and experience that are most relevant and important to our Company. The skills and experience identified for each director are those we believe are key and unique to each director's contribution to our Board. This matrix is not meant to encompass or reflect all of the skills and experience possessed by each director. See the following pages for a full biography of each of our directors.

	Alexander	Allman	Denari	Ffolkes	Nudi	O'Herlihy	Parfet	Payne	Plant	Reddy	Stevens
Business Operations & Leadership Executive leadership experience at a large organization, including current or former service as a public company officer or other public company board service	√	√	√	√	√	√	√	√	√	√	√
M&A Experience executing significant acquisitions and other organizational transactions to drive growth and advance long-term strategic plans			√				√	√	√		
Risk Management Experience effectively prioritizing and managing broad enterprise risks as well as anticipating and identifying emerging risks relevant to the business							√	√		√	√
Finance & Accounting Experience with complex financial transactions and in driving capital allocation strategy, as well as a deep understanding of financial reporting and controls							√	√	√	√	√
Product Innovation Experience driving market share growth through the successful execution of new product development initiatives	√		√		√						
International Business Leadership and oversight experience with multinational companies in global markets, with a deep knowledge of global industry dynamics and risks	√			√	√	√				√	√
Manufacturing Expertise in managing and overseeing complex manufacturing operations, including knowledge of production processes, industry standards and safety protocols		√		√		√			√		
Marketing & Brand Management Expertise in the marketing and sales of industry-leading consumer products with a deep expertise in strengthening brand reputation	√	√	√		√						
Talent Management Expertise in the execution of talent management strategies and initiatives, including those focused on key employee development and retention, and succession planning		√		√		√					

DIRECTOR NOMINEES FOR CLASS III (if elected, term will expire at our Annual Meeting in 2027)



Mark R. Alexander

Age: 59

Director Since: 2014

Independent

Board Committees:

- Audit
- Compensation

POSITION: Chief Executive Officer, **Icelandic Provisions, Inc.**, a provider of Icelandic dairy products, since 2019

RELEVANT SKILLS AND EXPERIENCE:

- **Business Operation and Leadership:** Strong experience in leadership and the successful execution of business growth strategy developed through his current experience as a CEO and as the former President of Campbell Soup Company's largest division
- **International Business:** Significant experience gained through his nearly 35-year career serving in various marketing, sales and management roles in the United States, Canada, Europe and Asia
- **Product Innovation:** Deep expertise gained through his management responsibilities, including investing in brand-building, innovation and distribution
- **Marketing and Brand Management:** Extensive experience with consumer-branded products, and a significant background in marketing and customer relations in his various roles

BUSINESS EXPERIENCE:
Campbell Soup Company:
- Senior Vice President (2009-2018)
- President of Americas Simple Meals and Beverages (2015-2018)
- President of Campbell North America (2012-2015), Campbell International (2010-2012) and Asia Pacific (2006-2009)
- Chief Customer Officer and President - North America Baking & Snacking (2009-2010)
- Served in various marketing, sales and management roles in the United States, Canada, Europe and Asia since 1989



Marie A. Ffolkes

Age: 52

Director Since: 2017

Independent

Board Committees:

- Compensation
- Governance (Chair)

POSITION: Managing Partner, **GenNx360 Capital Partners**, a private equity firm focused on investing in industrial and business services companies, since 2023

RELEVANT SKILLS AND EXPERIENCE:

- **Business Operation and Leadership:** Extensive experience acquired in developing and leading strategy implementation and driving operational profitability, as well as significant leadership experience
- **International Business:** Global and cultural experience developed serving in leadership positions in China, South Korea, Brazil, Japan and Europe
- **Manufacturing:** Significant experience with global manufacturing operations across multiple industrial sectors
- **Talent Management:** Significant human capital experience gained in leadership roles of increasing responsibility across many industries and geographies

BUSINESS EXPERIENCE:
- Founder and CEO, **Axxelist, LLC**, a private technology real estate company (since 2021)
- Chief Executive Officer, **TriMark USA, LLC** (2020-2021)
- President, Industrial Gases, Americas of **Air Products & Chemicals, Inc.** (2015-2020)
- **Tenneco**:
  - Global Vice President and General Manager, Ride Performance Group (2013-2015)
  - Vice President and General Manager, Global Elastomers (2011-2013)
- **Johnson Controls International plc** (formerly, Johnson Controls):
  - Vice President & General Manager South America Region, Automotive Group (2010-2011)
  - Vice President and General Manager, Hyundai-Kia Customer Business Unit (2008-2010)
  - Global Vice President, Japan (2006-2008)

OTHER PUBLIC COMPANY BOARDS:
- Valero Energy Corporation (since 2022)



John C. Plant

Age: 70

Director Since: 2012

Independent

Board Committees:

- Audit
- Governance

POSITION: Chair of the Board and Chief Executive Officer, **Howmet Aerospace Inc.**, a global supplier of engineered metal products, since 2020

RELEVANT SKILLS AND EXPERIENCE:

- **Business Operation and Leadership:** In-depth knowledge gained throughout his over three decades of executive leadership with experience in successfully leading businesses through periods of downturns as well as periods of growth and market development
- **M&A:** Deep expertise gained through various roles, including leading the separation of Arconic Inc. into two independent, publicly traded companies – Howmet Aerospace Inc. and Arconic Corporation
- **Finance and Accounting:** A strong background in finance through various roles, including key finance and operations positions
- **Manufacturing:** Substantial expertise developed during his more than 20 combined years of global experience in manufacturing and engineered solutions at industrial companies

BUSINESS EXPERIENCE:

- Chief Executive Officer (2019-2020) and Chair of the Board (2017-2020), **Arconic Inc.**
- **TRW Automotive Holdings Corp.**:
  - Chair of the Board (2011-2015)
  - President and Chief Executive Officer and Director (2003-2015)
- Co-member of the Chief Executive Office of **TRW Inc.** and the President and Chief Executive Officer of the automotive business of TRW Inc. (2001-2003)

OTHER PUBLIC COMPANY BOARDS:

- Howmet Aerospace Inc. (since 2020)
- Jabil Inc. (since 2016)

MEMBERSHIPS IN OTHER ORGANIZATIONS:

- Director Emeritus, Automotive Safety Council
- Director, Gates Industrial Corporation plc, a privately-held manufacturer of casters and wheels (2017-2019)

CLASS I DIRECTORS (term expiring at our Annual Meeting in 2025)



Jonathon J. Nudi

Age: 53

Director Since: 2023

Independent

Board Committees:

- Audit
- Governance

POSITION: Group President, Pet, International and North America Foodservice, **General Mills Inc.**, since 2024

RELEVANT SKILLS AND EXPERIENCE:

- **Business Operation and Leadership:** Extensive strategic and operational experience developed through serving in a variety of leadership positions, including driving profitable growth through organizational transformation and capability building
- **Marketing and Brand Management:** Significant experience with consumer-branded products developed through his 30 years of experience with General Mills, including various positions of increasing responsibility in marketing and sales
- **International Business:** Complex international experience gained through serving in a variety of positions in Europe, and leading segments that service consumers and customers in Asia, Australia, Europe, and Latin America
- **Product Innovation:** Deep perspectives developed over his career, including responsibility for product development and a focus on consumer-first design process and product improvements

BUSINESS EXPERIENCE:

- General Mills, Inc.:
  - Group President, North American Retail (2016-2023)
  - President, Europe and Australasia Region (2014-2016)
  - President, Snacks Division (2010-2014)
  - Vice President Marketing, Business Unit Director, Green Giant/SGC (2007-2010)

MEMBERSHIPS IN OTHER ORGANIZATIONS:

- Board of Governors, First Tee, a charitable organization



Donald R. Parfet

Age: 71

Director Since: 2012

Independent

Board Committees:

- Compensation
- Governance

POSITION:

- Managing Director, **Apjohn Group, LLC**, a business development company, since 2000
- General Partner, **Apjohn Ventures Fund, Limited Partnership**, a venture capital fund, since 2003

RELEVANT SKILLS AND EXPERIENCE:

- **Business Operation and Leadership:** Extensive experience in senior operational management, including in leading strategic planning and execution as well as driving business growth
- **M&A:** Significant expertise developed over his career including experience in sourcing, assessing and governing portfolio opportunities and managing joint ventures
- **Risk Management:** Expertise gained throughout his career including evaluating financial and development risk associated with emerging medicines
- **Finance and Accounting:** Deep expertise gained through his service at venture capital firms as well as his many years in corporate finance

BUSINESS EXPERIENCE:

- Senior Vice President, **Pharmacia Corporation**, a pharmaceutical company, from which he retired in 2000
- Served as a senior corporate officer of Pharmacia & Upjohn and The Upjohn Company, predecessors of Pharmacia Corporation

OTHER PUBLIC COMPANY BOARDS:

- Lead Independent Director, Rockwell Automation, Inc. (since 2008)
- Kelly Services, Inc. (since 2004)
- Chair, Sierra Oncology, Inc. (2017-2019)

MEMBERSHIPS IN OTHER ORGANIZATIONS:

- Director, Iaso Therapeutics, Inc., a private company focused on the development of novel technologies for next-generation vaccines
- Director and trustee of a number of charitable and civic organizations



Lisa A. Payne

Age: 65

Director Since: 2006

Independent

Board Committees:
None

POSITION: Independent **Chair of our Board**, since 2021

RELEVANT SKILLS AND EXPERIENCE:

- **Business Operation and Leadership:** Deep understanding of growth strategy and extensive experience in real estate investment, development and acquisition, as well as extensive experience in senior level and C-Suite roles
- **M&A:** Significant experience developed during her 10 years as an investment banker, focused on acquisition and development financing and merger and acquisition advisory services
- **Risk Management:** In-depth expertise gained through her finance-focused career, including in her prior role as CFO in which she gained deep understanding of macroeconomic risks that may impact business
- **Finance and Accounting:** Substantial financial, accounting and corporate finance expertise gained through her experience as CFO and as an investment banker

BUSINESS EXPERIENCE:

- President, **Soave Real Estate Group**. a privately held diversified management and investment company (2016-2017)
- **Taubman Centers, Inc.**:
  - Vice Chair (2005-2016)
  - Chief Financial Officer (2005-2015)
  - Executive Vice President and Chief Financial and Administrative Officer (1997- 2005)
- Investment banker, **Goldman, Sachs & Co.** (1987-1997)

OTHER PUBLIC COMPANY BOARDS:

- Rockwell Automation, Inc. (since 2015)
- J.C. Penney Company (2016-2020)
- Taubman Centers, Inc. (1997-2016)

MEMBERSHIPS IN OTHER ORGANIZATIONS:

- Director, Leaf Home Solutions LLC, a privately-held provider of technology-enabled home solutions
- Chair of the Board, Soave Enterprises, LLC, a privately held diversified management and investment company (2016-2017)



Sandeep Reddy

Age: 53

Director Since: 2023

Independent

Board Committees:

- Audit
- Governance

POSITION: Executive Vice President – Chief Financial Officer, **Domino's Pizza, Inc.**, since 2022

RELEVANT SKILLS AND EXPERIENCE:

- **Business Operation and Leadership:** Extensive experience gained over his almost 30 years serving in leadership roles at global consumer-facing businesses, including in business strategy development and through the oversight of international supply chain operations
- **Finance and Accounting:** Significant expertise developed in numerous CFO roles with oversight of all financial operations and functions, including his current role where he is responsible for financial strategy and operations, including financial planning, treasury, financial reporting, tax, accounting and investor relations
- **International Business:** Extensive experience in international business operations acquired while holding leadership positions for operations based in Europe and India
- **Risk Management:** Expertise gained while serving in CFO roles with responsibility for risk oversight and, in his current role, responsibility for leading Domino's environmental, social and governance efforts

BUSINESS EXPERIENCE:

- Executive Vice President and Chief Financial Officer, **Six Flags Entertainment Corporation** (2020-2022)
- **Guess?, Inc.**:
  - Chief Financial Officer (2013-2019)
  - Vice President and European Chief Financial Officer (2010-2013)
  - Served in various positions of increasing responsibility for Mattel, Inc., ultimately serving as Vice President of Finance and Supply Chain for France, Spain, Portugal and Italy (1997-2010)

CLASS II DIRECTORS (term expiring at our Annual Meeting in 2026)



Keith J. Allman

Age: 61

Director Since: 2014

Not Independent

Board Committees:
None

POSITION: **Our President and Chief Executive Officer**, since 2014

RELEVANT SKILLS AND EXPERIENCE:

- **Business Operation and Leadership:** Strong business leadership skills and hands-on operational experience with our businesses have helped to provide the foundation for the current direction of our Company. Mr. Allman has, through his key leadership positions within our Company, acquired a deep knowledge of all aspects of our business, significant understanding of complex global operations, as well as Company-specific customer expertise
- **Manufacturing:** Extensive experience gained through his decades in leading our cabinet and faucet manufacturing operations
- **Marketing and Brand Management:** Expertise developed while playing an integral role in developing our strategies to strengthen our brands and overseeing our innovation efforts
- **Talent Management:** Valuable insight into our Company's culture developed over his many years with the Company, and, as our CEO, his overall responsibility for our human capital management strategy and initiatives

BUSINESS EXPERIENCE:
- **Masco Corporation:**
  - Group President (2011-2014)
  - President, Delta Faucet (2007-2011)
  - Executive Vice President, Builder Cabinet Group (2004-2007)
  - Served in various management positions of increasing responsibility at Merillat Industries (1998-2003)

OTHER PUBLIC COMPANY BOARDS:
- Oshkosh Corporation (since 2015)

MEMBERSHIPS IN OTHER ORGANIZATIONS:
- Director, No Barriers, a charitable organization



Aine L. Denari

Age: 51

Director Since: 2022

Independent

Board Committees:

- Audit
- Governance

POSITION: Executive Vice President and President of Brunswick Boat Group, **Brunswick Corporation**, a manufacturer of marine products, since 2020

RELEVANT SKILLS AND EXPERIENCE:

- **Business Operation and Leadership:** Extensive business and strategic experience acquired serving in a variety of executive management positions, including her current role, and in prior roles within the automotive and industrial industries and at major global consulting firms
- **M&A:** Deep experience developed while at ZF, where she was responsible for the integration between ZF and TRW, including the strategy and implementation of all functions, businesses, systems and processes
- **Product Innovation:** Expertise gained in her current role, where she is responsible for developing and implementing end-to-end technology solutions, and in her former role overseeing the development of Advanced Driver Assist Systems/Automated Driving
- **Marketing and Brand Management:** Significant experience gained in her current role where she is responsible for the largest boat portfolio in the recreational marine industry with many of the leading US and International brands

BUSINESS EXPERIENCE:
- **ZF AG:**
  - Senior Vice President and General Manager, Advanced Driver Assist Systems/Automated Driving (2017-2020)
  - Chief Integration Management Officer & Head of Strategic Performance Management Office (2015-2017)
  - Senior Vice President, Product Planning and Business Development (2014-2017)
- Director, Strategy & Analytics, **Ingersoll Rand Inc** (2010-2014)
- Engagement Manager, **McKinsey & Company** (2006-2010)
- Management Consultant / Case Team Leader, **Bain & Company** (2003-2006)
- Served in various engineering roles, including research, product planning and development and program management at **Ford Motor Company** (1996-2002)



Christopher A. O'Herlihy

Age: 60

Director Since: 2013

Independent

Board Committees:

* Compensation (Chair)

POSITION: President and Chief Executive Officer, **Illinois Tool Works Inc.**, a global diversified industrial manufacturer of specialized industrial equipment, consumables, and related service businesses, since 2024

RELEVANT SKILLS AND EXPERIENCE:

* **Business Operation and Leadership:** Extensive experience acquired in his executive positions, through which he has acquired deep knowledge and experience in all aspects of business operations, including strategy development, product development, emerging markets and financial performance and structure
* **International Business:** Significant expertise acquired while overseeing business operations in Europe, South America and Asia
* **Manufacturing:** In-depth understanding of complex manufacturing operations gained during his more than 30 years with Illinois Tool Works, a diversified industrial manufacturer
* **Talent Management:** Significant experience gained in leading and developing high-performing and key talent, including executive-level talent, through his over ten years serving in executive leadership positions

BUSINESS EXPERIENCE:

* **Illinois Tool Works Inc.**:
  * Vice Chair (2015-2023)
  * Executive Vice President, with worldwide responsibility for Illinois Tool Works' Food Equipment Group (2010-2015)
  * Group President – Food Equipment Group Worldwide (2010)
  * Group President – Food Equipment Group International (2009-2010)
  * For almost 30 years, served in various positions of increasing responsibility, including as Group President of the Polymers and Fluids Group

OTHER PUBLIC COMPANY BOARDS:

* Illinois Tool Works (since 2024)



Charles K. Stevens, III

Age: 64

Director Since: 2018

Independent

Board Committees:

* Audit (Chair)
* Compensation

POSITION: Retired Executive Vice President and Chief Financial Officer, **General Motors Company**

RELEVANT SKILLS AND EXPERIENCE:

* **Business Operation and Leadership:** Significant experience gained in his more than 30 years with General Motors serving in leadership roles with oversight of financial and accounting operations, through which he developed and executed business strategies to drive profitable growth
* **Risk Management:** Strong analytic, strategic and financial skills and expertise developed through his extensive career at GM, which provides valuable perspectives and experience in performing risk evaluation, management and mitigation
* **Finance and Accounting:** Extensive expertise developed over his time at GM serving in senior leadership roles with responsibility for overseeing all financial and accounting functions, resulting in a valuable understanding of finance, financial operations, international financial matters and investor relations
* **International Business:** In-depth knowledge gained while serving for over 15 years in leadership positions in South America, Mexico and the Asia Pacific region, including China, Singapore, Indonesia and Thailand

BUSINESS EXPERIENCE:

* **General Motors Company**, a global automotive company (1983-2018):
  * Executive Vice President and Chief Financial Officer (2014-2018)
  * Chief Financial Officer, GM North America (2010-2014)
  * Interim Chief Financial Officer, GM South America (2011-2013)
  * Chief Financial Officer, GM de Mexico (2008-2010)
  * Chief Financial Officer, GM Canada (2006-2008)
  * Held various positions of increasing responsibility, including several leadership positions with GM's Asia Pacific region including China, Singapore, Indonesia and Thailand

OTHER PUBLIC COMPANY BOARDS:

* Genuine Parts Company (commences service in April 2024)
* Flex, Ltd. (since 2018)
* Eastman Chemical Company (2022-May 2024)
* Tenneco Inc. (2020-2022)

BOARD OF DIRECTORS

Our Board of Directors is committed to maintaining our high standards of ethical business conduct and corporate governance principles and practices.

Board Structure

Our Board of Directors is comprised of eleven directors and is divided into three classes. Each class has a term of three years and each year the term of office of one class expires. Each director will hold office until the annual meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement or removal from office.

Board Leadership

Lisa Payne was appointed as Chair of our Board in 2021. Ms. Payne has served on our Board since 2006, including as the Chair of our Audit Committee from 2015-2021 and as the Chair of our Governance Committee from 2021-2022.

Effective Oversight of our Company

The responsibilities, among others, of the independent Chair of our Board include:

- presiding at Board meetings and at executive sessions of the independent directors;
- communicating with our CEO to provide guidance and advice as well as feedback following executive sessions of our independent directors;
- discussing with management and approving our Board's meeting agendas and assuring that there is sufficient time for discussion of all agenda items;
- in preparation for Board meetings, consulting with management on information to be provided to our Board;
- overseeing our Board's annual review of our strategic plan and its execution; and
- calling meetings of our independent directors, as necessary.

Separation of our Chair of the Board and CEO Roles

Our Board believes that its current leadership structure is in the best interests of the Company and our shareholders at this time; however, our Board does not have a policy with respect to the separation of the roles of Chair of the Board and CEO. Our Board believes that this matter should be discussed and determined by our Board from time to time, based on all of the then-current facts and circumstances. If the roles of Chair of our Board and CEO are combined in the future, then a majority of our independent directors will elect a Lead Independent Director for a renewable one-year term.

Director Independence

Our Corporate Governance Guidelines require that a majority of our directors qualify as "independent" under the requirements of applicable law and the New York Stock Exchange's listing standards.

Director Independence Standards

For a director to be considered independent, our Board must determine that the director does not have any direct or indirect material relationship with us. Our Board has adopted standards to assist it in making a determination of independence for directors. These standards are posted on our website at www.masco.com.

Assessment of our Directors' Independence

Our Board has determined that ten of our eleven directors serving at December 31, 2023, including all of our non-employee directors, are independent. As an employee, Mr. Allman, our President and Chief Executive Officer, is not an independent director.

In making its independence determinations, our Board reviewed all transactions, relationships and arrangements for the last three fiscal years involving each non-employee director and the Company.

- In evaluating Aine Denari's independence, our Board considered our purchases from her employer, Brunswick Corporation and its subsidiaries. In 2023, the aggregate amount of our purchases was approximately $155,000. Brunswick Corporation has reported revenue of $6.4 billion in 2023. Our Board does not believe that Ms. Denari has a material interest in these transactions.

- In evaluating Christopher O'Herlihy's independence, our Board considered purchases and sales between us and his employer, Illinois Tool Works Inc. and its subsidiaries. In 2023, the aggregate amount of our purchases was approximately $189,000 and the aggregate amount of our sales was approximately $81,000. Illinois Tool Works, Inc. has reported revenue of $16.1 billion in 2023. Our Board does not believe that Mr. O'Herlihy has a material interest in these transactions.

- In evaluating Sandeep Reddy's independence, our Board considered our our purchases of goods from his employer, Domino's Pizza, Inc. In 2023, the aggregate amount of our purchases was approximately $18,000. Domino's Pizza, Inc. has reported revenue of $4.5 billion in 2023. Our Board does not believe that Mr. Reddy has a material interest in these transactions.

Our Board also determined that we did not make any discretionary charitable contributions exceeding the greater of $1 million or 2% of the revenues of any charitable organization in which any of our directors, or an immediate family member of any of our directors, was an executive officer and actively involved in the day-to-day operations.

Committee Member Independence Assessment

Our Board has determined that each member of our Audit Committee, Compensation Committee and Governance Committee qualifies as independent under the requirements of applicable law and the New York Stock Exchange's listing standards.

Board Refreshment

Our Governance Committee periodically assesses the composition of our Board by reviewing our directors' skills and expertise and reviews current director tenure, including whether any vacancies are expected on our Board due to retirement or otherwise. From time to time, our Board completes a director skills and experience assessment to provide our Governance Committee insight into our Board's composition. Our Governance Committee uses this information to evaluate the skills and experience represented on our Board and to identify anticipated skills and experience that would be valuable to our Board in the future to best support our Company's strategic objectives. The Board most recently completed this assessment in early 2023, following its annual strategy day.

In 2023, our Governance Committee considered candidate recommendations of our directors and engaged a third party director recruitment firm to assist with a director candidate search that resulted in our Board's appointment of two new independent directors, Mr. Jonathon Nudi, the Group President, Pet, International and North America Foodservice of General Mills Inc. and Mr. Sandeep Reddy, the Executive Vice President – Chief Financial Officer of Domino's Pizza, Inc.. Please refer to our director skills matrix and director biographies above for the valuable skills, experience and perspectives each bring to our Board.

Board Membership and Composition

Board Membership

Our Governance Committee believes that directors should possess exemplary personal and professional reputations, reflecting high ethical standards and values. The expertise and experience of directors should provide a source of strategic and risk oversight, advice and guidance to our management. A director's judgment should demonstrate an inquisitive and independent perspective with intelligence and practical wisdom. Directors should be free of any significant business relationships which would result in a potential conflict in judgment between our interests and the interests of those with whom we do business.

Our Governance Committee also considers additional criteria adopted by our Board for director nominees and the independence, financial literacy and financial expertise standards required by applicable law and by the New York Stock Exchange.

Board Composition

As part of its assessment of board composition and evaluation of potential director candidates, our Governance Committee considers whether our directors hold diverse viewpoints, professional experiences, education and other skills and attributes that are necessary to enhance our Board's effectiveness. In addition, our Governance Committee believes that it is desirable for directors to possess diverse characteristics of gender, race, national origin, ethnicity and age, and considers such factors in its evaluation of candidates for board membership. Neither our Board nor our Governance Committee has adopted a formal Board diversity policy. Our Governance Committee expects that the proportion of our gender-diverse directors will increase to 30% on or before the date of our 2025 Annual Meeting of Shareholders.

Director Candidate Recommendations

The Governance Committee uses a number of sources to identify and evaluate director nominees. It is the Governance Committee's policy to consider director candidates recommended by shareholders. All Board candidates, including those recommended by shareholders, are evaluated against the criteria described above. Shareholders wishing to have the Governance Committee consider a candidate should submit the candidate's name and pertinent background information to our Secretary at the address stated below in "Communications with our Board of Directors." Shareholders who wish to nominate director candidates for election to our Board should follow the procedures set forth in our Certificate of Incorporation and Bylaws.

Director Commitments

Our Board believes that each director should be committed to serving on our Board for an extended period of time and to devoting sufficient time to carry out the director's duties and responsibilities in an effective manner for the benefit of our shareholders. Our Board's Corporate Governance Guidelines require each director to promptly notify the Governance Committee Chair before accepting any invitation to serve on the board of any for-profit business entity. The Governance Committee evaluates and advises whether it believes service on such outside board would interfere with the director's service on our Board.

Our Board recognizes that the public company commitments of our director, John Plant, who also serves as the Chair of the Board and Chief Executive Officer of Howmet Aerospace Inc. and as a member of Jabil Inc.'s board, exceed the policies of certain of our shareholders and of proxy advisors. Our Board believes that Mr. Plant has been a highly valued member of our Board since 2012, has demonstrated his active engagement through his consistent attendance and participation with Board matters, both during and in-between Board meetings, and that he has the time and ability to fulfill his obligations to our Board. During the past three years, Mr. Plant has attended 95% of all of our Board and

Committee meetings of which he is a member. He brings to our Board uniquely deep expertise in leading complex and efficient business and manufacturing operations and executing significant M&A transactions, as well as capital allocation strategies, all of which drive top-and bottom-line growth and long-term shareholder value creation. After robust and thorough discussion and consideration of Mr. Plant's contributions to our Board, and his demonstrated continued focus and attention to our Company, our Board uniformly believes that his continued service as a director is in the best interest of our Company and our shareholders and recommends Mr. Plant for re-election at our Annual Meeting.

Board and Board Committee Self-Evaluation Process

Our Governance Committee is responsible for the oversight of our Board's and each Board Committee's annual self-evaluation process, including establishing evaluation criteria for the Board and Board Committees and reporting to the Board on the process and results of the Board self-evaluation and any recommendations for proposed changes to Board policies or practices. The self-evaluation process includes the following components:

Survey:

Each year our directors undertake an anonymous self-evaluation to assess our Board's performance. The directors provide feedback on:

- The responsibilities of the Board, including the effectiveness of the Board's oversight of strategy and risk;
- Board and Committee structure and composition;
- Board meetings; and
- Board engagement with management.

Periodically, our directors also undertake a board planning review and conduct a director skills and experience assessment, which facilitate both the Board's understanding of its current composition and director succession planning in order to ensure our Board's future composition is best able to support our company's strategic objectives.

Individual Director Discussions:

The Chair of our Board and the Chair of our Governance Committee review a summary of the self-evaluation results. Each then conducts one-on-one discussions with our directors to discuss feedback on the topics included in the annual self-evaluation and to engage in in-depth discussions regarding the functions of the Board.

Review and Discussion by Governance Committee and Board:

Our Governance Committee discusses the self-evaluation results, including feedback from the individual director discussions with our Chair of the Board and the Chair of our Governance Committee, and considers opportunities for enhancements and recommendations. The evaluation results and recommendations are then discussed by the full Board.

Consider Feedback:

Director feedback is considered by the Board and the Committees, and Board and Committee policies and practices are updated as appropriate.

Committee Self-Evaluation Discussions:

Annually, each of our Board Committees engages in a Committee self-evaluation during executive session. In 2023, we enhanced our Committee self-evaluation process to align with our Board self-evaluation process and to facilitate robust and candid discussion among Committee members on the topics of Committee structure, composition and meetings, the effectiveness of the Committee's oversight over the matters for which it has responsibility and the adequacy of the resources provided to the Committee, including third-party advisors.

Risk Oversight

Our Board has a thorough approach to the oversight of our risk management practices, both directly and through its Committees. Our Board reviews and discusses with management comprehensive analyses describing the material risks facing us and the actions we are taking to mitigate these risks. Management provides updates regarding these risks and mitigation activities to the Board and Board Committees throughout the year, as necessary.

Our Board's key risk oversight activities include:

Strategic risk oversight:

Each year our Board holds a strategy session in which management and our directors discuss how we are executing our current strategic objectives and developing our long-term strategy. In 2023, our Board's strategy session included discussions with the General Managers of several of our business units. The session also included a discussion with a housing market expert and two of our institutional shareholders to provide our directors with an external perspective of us, our industry and macroeconomic factors that may impact us.

Enterprise risk oversight:

Each year our Board and management discuss our enterprise risk management profile and assessment, which includes financial, operational, legal, regulatory, ethics and compliance risks that are material to us, and how we are taking action to mitigate those risks.

Environmental, Social and Governance risk oversight:

Our Board oversees our ESG enterprise strategy and strategic initiatives and our ESG risks. In 2023, our Board reviewed our Corporate Sustainability Report and, as part of our enterprise risk management update, discussed with management our ESG-related risks.

Cybersecurity risk oversight:

Our Board oversees our cybersecurity risk and is responsible for ensuring that management has processes in place designed to identify and assess cybersecurity risks to which we are exposed, implement the appropriate protections to address such risks, identify cybersecurity threats and respond to and resolve cybersecurity incidents. In 2023, our Vice President, Information Technology discussed with the Board risks and trends associated with information technology, including cyber-attacks, and current and future planned actions to mitigate such risks. In addition, he reviewed with our Board updates related to our operational and resource readiness with respect to cyber incidents, our incident response processes and emerging cybersecurity risks.

Our Board has delegated certain oversight responsibilities to our Board Committees, as follows:

Audit Committee:

- Financial reporting
- Internal controls over financial reporting
- Legal and regulatory compliance
- Ethics and compliance program
- Risk disclosure
- ESG data controls and verification

Compensation Committee:

- Executive compensation program and policies
- CEO and executive management succession planning
- Enterprise talent strategy, including leadership and future workforce
- DE&I strategy, initiatives and goals

Governance Committee:

- Governance structure
- Board composition, including refreshment and diversity
- Board and Committee self-evaluation process
- Director orientation and continuing education
- Governance trends and best practices
- Political contributions

Board Meetings and Attendance

Our Board held nine meetings in 2023. Each director attended at least 75% of our Board meetings and applicable committee meetings that were held in 2023 during the period he or she served. It is our policy to encourage directors to attend our Annual Meeting of Shareholders, and all of our then-serving directors attended our 2023 Annual Meeting. Our independent directors meet separately at least once per year. Ms. Payne, as the Chair of our Board, presides over these executive sessions.

Communications with our Board

If you are interested in contacting the Chair of our Board, an individual director, our Board as a group, our independent directors as a group, or a specific Board Committee, you may send a communication, specifying the individual or group you wish to contact, in care of: Kenneth G. Cole, Secretary, Masco Corporation, 17450 College Parkway, Livonia, Michigan 48152. Certain communications that are unrelated to the duties and responsibilities of the Board will not be forwarded, such as: business solicitations; junk mail, mass mailings and spam; employment inquiries; and surveys.

COMMITTEES OF OUR BOARD OF DIRECTORS

The standing committees of our Board are the Audit Committee, the Compensation Committee and the Governance Committee. These committees function pursuant to written charters adopted by our Board. The committee charters, as well as our Corporate Governance Guidelines and our Code of Ethics, are posted on our website at www.masco.com and are available to you in print from our website or upon request.

Audit Committee



| Charles K. Stevens Chair | Mark R. Alexander | Aine L. Denari | Jonathon J. Nudi | John C. Plant | Sandeep Reddy |

5 meetings in 2023

All members are independent and financially literate and qualify as an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K.

Audit Committee responsibilities include assisting the Board in its oversight of the:

- integrity of our financial statements

- effectiveness of our internal controls over financial and other public reporting

- qualifications, independence, performance and remuneration of our independent auditors

- performance of our internal audit function

- compliance with legal and regulatory requirements, including our employees' and directors' compliance with our Code of Ethics

In addition, our Audit Committee reviews and discusses with management certain key financial and non-financial risks.

Audit Committee key activities in 2023:

- reviewed and approved our 2022 Form 10-K

- reviewed our Form 10-Qs filed in 2023 and related earnings press releases

- discussed with management quarterly updates on our internal controls over financial reporting

- reviewed with management quarterly updates on ethics matters and fraud reporting

- discussed with management certain risk management practices, including for employee benefit, treasury and insurance program matters

- discussed with management the SEC's cybersecurity disclosure rule and reviewed our 2023 Form 10-K cybersecurity disclosure

- reviewed the performance of our internal and independent auditors

- participated in the selection of our new lead independent audit engagement partner in conjunction with the mandated rotation of that partner

- reviewed and approved our independent auditor's 2024 integrated audit plan and service fees

- reviewed and approved our 2024 internal audit annual operating plan

Compensation and Talent Committee



| Christopher A. O'Herlihy Chair | Mark A. Alexander | Marie A. Ffolkes | Donald R. Parfet | Charles K. Stevens |

7 meetings in 2023

All members are independent

Our Compensation Committee is responsible for the following:

- the oversight and approval of our executive compensation programs

- determining the goals and objectives applicable to the compensation of our CEO and evaluating our CEO's performance in light of those goals

- reviewing our executive succession plan, including periodically reviewing our CEO's evaluation and recommendation of a potential successor

- overseeing our talent management and leadership strategies, including DE&I strategies

- determining and administering equity awards granted under our stock incentive plan

- administering our annual and long-term performance compensation programs

- reviewing and establishing our peer group

In addition, our Compensation Committee evaluates risks arising from our compensation policies and practices and has determined that such risks are not reasonably likely to have a material adverse effect on us. Our executive officers and other members of management report to the Compensation Committee on executive compensation programs at our business units to assess whether these programs or practices expose us to excessive risk.

Compensation Committee key activities in 2023:

- reviewed and approved the incentive compensation paid to our executive officers in 2023

- reviewed with management a pay-for-performance analysis of our CEO's compensation as compared to our peer group and a comparison of our executive officers' compensation to market survey data

- established performance metrics and goals for our 2023 Annual Incentive Program, including a DE&I modifier

- established performance metrics and goals for our 2023-2025 Long-Term Incentive Program, including the introduction of a new relative total shareholder return (TSR) metric

- reviewed with management the Company's leadership pipeline, focusing on succession management for key executive and business unit leadership positions and approach to leadership development

- discussed with management and the Committee's outside compensation consultant executive compensation trends

- discussed with management the newly-promulgated SEC and NYSE requirements regarding executive incentive compensation recoupment and adopted a policy in alignment with such requirements

- reviewed and discussed with management the terms and conditions of our proposed 2024 Long Term Stock Inventive Plan

- reviewed our 2023 Form 10-K human capital management disclosure

- reviewed with management our shareholder engagement activities

Corporate Governance and Nominating Committee



| Marie A. Ffolkes Chair | Aine L. Denari | Jonathon J. Nudi | Donald R. Parfet | John C. Plant | Sandeep Reddy |

5 meetings in 2023

All members are independent

Our Governance Committee is responsible for the following:

- advising our Board on the governance structure and conduct of our Board

- developing and recommending to our Board appropriate corporate governance guidelines and policies

- Board succession planning, including reviewing our Board's structure and composition and the tenure of our directors

- Reviewing and reassessing the adequacy of the Company's Political Contributions Policy, and annually review the Company's political contributions

- reviewing the independence of our directors

- identifying and recommending qualified individuals for nomination and re-nomination to our Board

- recommending directors for appointment and re-appointment to Board committees

- reviewing and recommending to the Board our director compensation

- recommending to the Board those persons to be elected as officers of the Company

Governance Committee key activities in 2023:

- reviewed the results of our Board's 2023 self-evaluation and a director skill-set analysis

- engaged in a director candidate search, resulting in the Board's appointment of two new independent directors, Jonathon Nudi and Sandeep Reddy, to our Board and oversaw their orientation

- oversight of an enhancement to our Committee self-evaluation process to align with our Board self-evaluation process and to facilitate robust discussions regarding Committee composition, meetings and responsibilities

- discussed with management significant corporate governance trends

- reviewed with management our shareholder engagement activities

- reviewed 2022 political contributions in accordance with our Political Contributions Policy

DIRECTOR COMPENSATION PROGRAM

Our non-employee directors receive the following compensation for service on our Board:

Compensation Element	Amount
Annual Cash Retainer	$130,000
Annual Equity Retainer (a)	Restricted stock units with a value of $160,000 that vest in three equal installments over three years
Annual Chair of the Board Cash Retainer	$200,000
Annual Committee Chair Cash Retainer	$25,000 for the Audit Committee $20,000 for the Compensation Committee $15,000 for the Governance Committee
Meeting Fee (b)	None
Stock Retention Guideline	Directors must retain at least 50% of the equity they receive from us until their service as a director concludes

Annual Equity Retainer (row a): In 2023, the annual equity retainer was paid in the form of restricted stock units granted under our Non-Employee Director Equity Program. Our Non-Employee Director Equity Program imposes a limit on the amount of equity a director may receive during a year of the greater of 25,000 restricted stock units or equity with a grant date value of $500,000.

Meeting Fee (row b): Our Board may approve the payment of meeting fees to directors serving on three or more standing committees or serving as members of a special committee constituted by our Board. No such fees were paid for 2023.

Other Compensation

Our non-employee directors may also receive the following benefits, which are available to all of our employees:

- Matching gifts program under which we will match up to $5,000 of a director's contributions to eligible 501(c)(3) tax-exempt organizations each year. Non-employee directors may participate in the matching gifts program until December 31 of the year in which their service as a director ends.

- Employee purchase program under which a director may obtain rebates on certain of our products purchased for their personal use.

In addition, if space is available, a director's spouse is permitted to accompany a director who travels on Company aircraft to attend Board or committee meetings.

Annual Review of our Director Compensation Program

Our Governance Committee reviews our director compensation program annually, including reviewing an analysis of the competitiveness of the program, and recommends any changes to our Board. In 2023, the Committee did not recommend any changes to the Board.

Director Compensation Table

The following table reflects 2023 compensation paid to our directors who served on our Board in 2023, other than Keith Allman, who is also a Company employee and receives no additional compensation for his service as a director. Reginald Turner concluded his service on our Board on May 11, 2023. Mr. Turner did not receive any additional payments in connection with his departure.

Name	Cash Fees Earned ($)	Restricted Stock Units ($) (a)	All Other Compensation ($) (b)	Total ($)
Mark R. Alexander	130,000	159,843	—	289,843
Aine L. Denari	130,000	159,843	5,000	294,843
Marie A. Ffolkes	145,000	159,843	5,000	309,843
Jonathon J. Nudi	97,500	160,195	—	257,695
Christopher A. O'Herlihy	150,000	159,843	5,000	314,843
Donald R. Parfet	130,000	159,843	5,000	294,843
Lisa A. Payne	330,000	159,843	—	489,843
John C. Plant	130,000	159,843	—	289,843
Sandeep Reddy	87,500	146,846	—	234,346
Charles K. Stevens	155,000	159,843	—	314,843
Reginald M. Turner	32,500	—	—	32,500

Restricted Stock Units (column a): In May 2023, we granted 3,040 restricted stock units to each non-employee director serving on our Board. In addition, in July 2023, we granted Jonathon Nudi, whose service began on June 1, 2023, 2,640 restricted stock units and we granted Sandeep Reddy, whose service began on June 15, 2023, 2,420 restricted stock units. The amounts reported in this column reflect the aggregate grant date fair value of the restricted stock units, calculated in accordance with accounting guidance. Directors realize the value of these grants over time because the vesting occurs pro rata over three years, and one-half of the restricted stock each of our directors receives as compensation must be retained until completion of their service on our Board.

All Other Compensation (column b): The amounts reported in this column reflect our contributions in 2023 to eligible tax-exempt organizations under our matching gifts program, as described above, for which directors receive no direct financial benefit.

Unvested Restricted Stock Units: The following table reports the unvested restricted stock units held on December 31, 2023 by each non-employee director who was serving on that date.

Director	Unvested Restricted Stock Units (#)
Mark R. Alexander	5,854
Aine L. Denari	5,930
Marie A. Ffolkes	5,854
Jonathon J. Nudi	2,640
Christopher A. O'Herlihy	5,854
Donald R. Parfet	5,854
Lisa A. Payne	5,854
John C. Plant	5,854
Sandeep Reddy	2,420
Charles K. Stevens	5,854

RELATED PERSON TRANSACTIONS

Our Board of Directors has adopted a Related Person Transaction Policy that requires our Board or a committee of independent directors to approve or ratify any transaction involving us in which any director, director nominee, executive officer, 5% beneficial owner or any of his or her immediate family members has a direct or indirect material interest.

Related Person Transaction Policy

Our policy covers:

- financial transactions and arrangements;

- indebtedness and guarantees of indebtedness; and

- transactions involving employment.

Our policy excludes transactions determined by our Board not to involve a material interest of the related person, such as:

- ordinary course of business transactions of $120,000 or less;

- transactions in which the related person's interest is derived from service as a director of another entity or ownership of less than 10% of another entity's stock; and

- transactions in which the related person's interest is derived from service as a director, trustee or officer of a not-for-profit organization or charity that receives donations from us, which are made in accordance with our matching gifts program.

Assessing Related Person Transactions

Our policy requires directors, director nominees and executive officers to provide prompt written notice to our Secretary of any related transaction so it can be reviewed by our Governance Committee. If our Governance Committee determines that the related person has a direct or indirect material interest in the transaction, it will consider all relevant information to assess whether the transaction is in, or not inconsistent with, our best interests and the best interests of our shareholders. Our Governance Committee annually reviews previously-approved ongoing related transactions to determine whether the transactions should continue.

Related Persons Transactions for 2023

There are no transactions required to be described in this proxy statement.

PROPOSAL 1: ELECTION OF CLASS III DIRECTOR NOMINEES

The term of office of our Class III Directors, who are Mark R. Alexander, Marie A. Ffolkes and John C. Plant, expires at this meeting.

Our Board proposes the re-election of Mr. Alexander, Ms. Ffolkes and Mr. Plant to serve as Class III Directors. The term of the Class III Directors elected at this Annual Meeting will expire at the Annual Meeting of Stockholders in 2027, or when their respective successors are elected and qualified.

Our Board expects that the persons named as proxy holders on the proxy card will vote the shares represented by each proxy for the election of each director nominee unless a contrary direction is given. If, prior to the meeting, a nominee is unable or unwilling to serve as a director, which our Board does not expect, the proxy holders may vote for an alternate nominee recommended by our Board, or our Board may reduce its size.

Information regarding each of our director nominees can be found above in "Director Nominees for Class III."

Our Board recommends a vote FOR the election to our Board of Directors of each of the following Class III Director nominees:

Name	Director Since	Occupation
Mark R. Alexander	2014	Chief Executive Officer, Icelandic Provisions, Inc., a provider of Icelandic dairy products, since 2019
Marie A. Ffolkes	2017	Managing Partner, GenNx360 Capital Partners, a private equity firm focused on investing in industrial and business services companies, since 2023
John C. Plant	2012	Chair of the Board and Chief Executive Officer, Howmet Aerospace Inc., a global supplier of engineered metal products, since 2020

The affirmative vote of a majority of the votes cast by shares is required for the election of directors. Abstentions and broker non-votes are not counted as votes cast, and therefore do not affect the outcome of the election. If an incumbent Director nominee fails to receive a majority of the votes cast, the Director is required to give his or her resignation to our Board. Our Board has 90 days after certification of the election results to decide whether to accept the Director's resignation.



COMPENSATION DISCUSSION AND ANALYSIS

COMPENSATION PROGRAM HIGHLIGHTS

- **In 2023, we improved our operating profit and operating margin and continued to execute our capital deployment strategy.** Despite softer sales volume, our operating profit for the year increased 4% to $1.3 billion and our operating margin increased 200 basis points to 16.9% through disciplined pricing and continued improvement in operational efficiencies. We also continued to return value to our shareholders by repurchasing approximately 6.2 million shares of our common stock and increasing our quarterly dividend by approximately 2%.

- **Our compensation program is designed to emphasize pay-for-performance.** We make pay dependent on performance through traditional means, including an annual cash incentive, a long-term performance-based award and stock options/stock appreciation rights ("SAR") that vest ratably over 3 years. In addition, and different from many other companies, we formulaically base the size of our annual restricted stock unit ("RSU") award on delivered performance. If earned, this RSU award vests ratably over 3 years.

- **We achieved 139% of our annual performance program's performance target.** In 2023, our annual incentives were based on the financial metrics of operating profit, net sales and working capital as a percent of sales as well as a DE&I performance modifier. As a result of our strong performance in 2023, particularly with respect to our operating profit, our executive officers earned 139% of target under our annual performance program, and received a cash bonus and an award of RSUs consistent with this performance. While most companies grant RSUs each year without a direct link to company performance, our program requires executives to earn their RSU grant each year through annual performance.

- **Our 2021-2023 Long-term incentive program ("LTIP") paid below target, at 60%.** For the three-year period of 2021-2023, our LTIP was based on the financial metrics of cumulative earnings per share ("EPS") and a three-year average return on invested capital ("ROIC"). We achieved 100% of our cumulative EPS target, but did not achieve our threshold for ROIC. Each of our executive officers received a share award consistent with this performance.

- **We continue to engage with shareholders and improve our compensation program.** At last year's Annual Meeting, our executive compensation program received 92% shareholder support, consistent with levels we have received in recent years. We continue to seek feedback from shareholders and, as appropriate, make adjustments to our program to ensure it remains aligned with long-term value creation.

OUR NAMED EXECUTIVE OFFICERS

This Compensation Discussion and Analysis ("CD&A") covers the elements of compensation awarded to, earned by or paid to our named executive officers (who we generally refer to as our "executive officers") during 2023 and focuses on the principles underlying our company's executive compensation policies and decisions. This CD&A explains the compensation for the following individuals:

Name	Position
Keith J. Allman	President and Chief Executive Officer
Richard J. Westenberg	Vice President, Chief Financial Officer and Treasurer
Imran Ahmad	Group President
Jai Shah	Group President
Kenneth G. Cole	Vice President, General Counsel and Secretary
John G. Sznewajs	Former Vice President, Chief Financial Officer
David A. Chaika	Former Interim Chief Financial Officer

- Richard Westenberg commenced service as our Vice President, Chief Financial Officer on October 16, 2023 and was appointed as our Treasurer, effective April 1, 2024.
- Imran Ahmad commenced service as our Group President on February 13, 2023.
- John Sznewajs' service as our Vice President, Chief Financial Officer concluded on May 31, 2023.
- David Chaika, currently our Vice President, Finance, was appointed to serve as our Interim Chief Financial Officer, effective June 1, 2023, through October 15, 2023. Mr. Chaika's service with us will conclude on or about April 30, 2024.

OUR 2023 PERFORMANCE COMPENSATION PROGRAMS

Based on our performance in 2023, our eligible executive officers earned incentive compensation under our performance-based compensation programs, which include:

- Our annual performance program, under which we pay cash bonuses and grant RSUs to our executive officers if we meet annual performance goals; and
- Our LTIP, under which our executive officers earn a stock award if we meet performance goals over a three-year period (2021-2023).

OUR EXECUTIVE OFFICERS' PERFORMANCE-BASED TARGET COMPENSATION

The target compensation mix for our CEO and our other executive officers reflects our emphasis on long-term, performance-based compensation that incentivizes our executive officers to make strategic decisions that will strengthen our business and create long-term value for our stockholders. In 2023, approximately 88% of our CEO's target compensation, and approximately 75% of the target compensation of our other executive officers, who participated in our 2023 annual performance program and 2023-2025 LTIP, was performance-based.


Salary 12%
Cash Bonus 19%
Restricted Stock Units 23%
LTIP 23%
Stock Options 23%
88%
CEO
Total Performance-Based
Salary 25%
Cash Bonus 18%
Restricted Stock Units 19%
LTIP 19%
Stock Options 19%
75%
OTHER EXECUTIVE OFFICERS
Total Performance-Based

PERFORMANCE COMPENSATION AWARDED UNDER OUR PROGRAMS

2023 ANNUAL PERFORMANCE PROGRAM

Financial Performance Metric	Metric Weight	Target	Actual Performance (as adjusted)	Performance Percentage
Operating Profit (in millions)	70%	$1,200	$1,358	106%
Net Sales (in millions)	20%	$8,060	$7,939	14%
Working Capital as a Percent of Sales	10%	18.5%	18.5%	10%
Financial Metric Performance Percentage				130%
Total Performance Percentage, as modified by our DE&I performance modifier of 107%				139%

2021-2023 LTIP

Financial Performance Metric	Metric Weight	Target	Actual Performance (as adjusted)	Performance Percentage
Cumulative EPS	60%	$11.17	$11.17	60%
ROIC	40%	48.5%	42.9%	—%
Total Performance Percentage				60%

- See "Our 2023 Annual Performance Program" and "Our Long-Term Incentive Program" below for a discussion of the establishment of our performance metrics and goals and a description of our calculation of operating profit, net sales, working capital as a percent of sales, cumulative EPS and ROIC performance.

Based on this performance, our eligible executive officers earned a cash bonus and restricted stock unit award under our 2023 annual performance program and a stock award under our 2021-2023 LTIP.

Name	Cash Bonus ($)	Restricted Stock Unit Award ($)	2021-2023 LTIP-Stock Award ($)	Total Performance Compensation ($)
Keith J. Allman	2,658,900	3,398,282	1,849,338	7,906,520
Imran Ahmad	521,600	521,631	—	1,043,231
Jai Shah	642,100	642,345	336,243	1,620,688
Kenneth G. Cole	567,400	567,722	267,327	1,402,449
John G. Sznewajs	766,100	—	373,628	1,139,728
David A. Chaika	224,200	223,870	117,641	565,711

- Imran Ahmad did not participate in our 2021-2023 LTIP.

- John Sznewajs' awards under our 2023 annual performance program and our 2021-2023 LTIP were each pro-rated for the portion of 2023 he served as an executive officer. The amount he earned as a restricted stock unit award under our annual performance program was paid to him as a cash equivalent and is reflected in the cash bonus column.

- Richard Westenberg did not participate in our 2023 annual performance program or our 2021-2023 LTIP.

OTHER PERFORMANCE COMPENSATION WE PAID IN 2023

We grant stock options annually to our executive officers to align their long-term interests with those of our shareholders by reinforcing the goal of long-term share price appreciation. These stock options will provide value to our executive officers only if the price of our common stock increases above the option exercise price. On February 13, 2023, our Compensation Committee awarded the following stock options to our executive officers; these stock options will vest ratably over three years. Richard Westenberg and John Sznewajs did not receive a grant of stock options in 2023.

Name	Stock Options/ SAR Awarded (#)	Stock Option/SAR Exercise Price ($ per share)	Value of Stock Options/SAR Awarded at Grant($)
Keith J. Allman	144,460	56.56	2,442,978
Imran Ahmad	22,170	56.56	374,919
Jai Shah	26,250	56.56	443,916
Kenneth G. Cole	20,360	56.56	344,310
David A. Chaika	9,170	56.56	155,075

- The stock options reflected in this table were priced based on our closing stock price on February 13, 2023, the date of grant. This column shows the aggregate grant date fair value of the stock options awarded, calculated in accordance with accounting guidance.

- The grant to Imran Ahmad was in the form of SAR, which also vest in equal installments over three years. During the periods in which the SAR are exercisable, each right will entitle Mr. Ahmad to a cash amount equal to the current market price per share of Company common stock on the date he exercises the SAR less the exercise price of the SAR.

Our compensation practices include:

✔ **An Emphasis on Long-Term Performance**—Our compensation programs are weighted toward long-term incentives. We give approximately equal weight to RSUs, stock options and our three-year incentive program, under which we grant performance-based restricted stock units ("PRSUs").

✔ **Annual Restricted Stock Units Granted Only When Earned**—Our annual grant of RSUs is based on our executive officers' target opportunities, which are established at the beginning of the year, and the achievement of our performance goals under our annual performance program. While most companies grant RSUs each year without a direct link to company performance, our program requires executives to earn their RSU grant each year through annual performance.

✔ **Long-Term Performance Program**—A significant portion of our executive officers' compensation opportunity is based on the achievement of three-year performance goals.

✔ **Clawback Policy**—If we restate our financial statements, other than as a result of changes to accounting rules or regulations, our clawback policy requires us to recover incentive compensation paid to our executives in the three-year period prior to the applicable recoupment trigger date, regardless of whether misconduct caused the restatement.

✔ **Stock Ownership Requirements**—We have minimum stock ownership requirements for our executive officers, including requiring our CEO to own stock valued at six times his base salary.

✔ **Double-Trigger Vesting**—We have double-trigger vesting of equity on a change in control.

✔ **Tally Sheets and Risk Assessment**—Our Compensation Committee uses tally sheets and oversees an annual risk assessment to evaluate whether our compensation programs present undue risk to us.

✔ **Competitive Analysis**—On an annual basis, our Compensation Committee reviews a market analysis of executive compensation paid by our peer companies and published survey data for comparably-sized companies.

✔ **Limited Perquisites**—We provide limited perquisites to our executive officers.

Our compensation practices do not include:

✘ **Excise Tax Gross-Ups**—Our equity grants do not provide for excise tax gross-ups.

✘ **Hedging or Pledging**—Our policy prohibits executive officers and directors from hedging our stock and from making pledges of our stock.

✘ **Employment Agreements and Change in Control Agreements**—We have no employment agreements or change in control agreements with our executive officers.

✘ **Option Repricing**—Our equity plan prohibits the repricing of options without shareholder approval.

COMPENSATION DECISIONS IN 2023

Our 2023 Annual Performance Program

Program Opportunities

We provide annual performance-based cash bonus and restricted stock unit opportunities to our executive officers to incentivize them to achieve rigorous annual performance goals and our strategic business objectives and to align our executive officers' interests with those of our shareholders.

Our Compensation Committee establishes the cash bonus and restricted stock unit opportunities available to each executive officer as a percentage of the officer's annual base salary. Under our annual performance program, if the threshold goal is not achieved, our executive officers do not earn a payout. If the maximum goal is exceeded, the payout percentage is capped at 200% of the target opportunity.

Our eligible executive officers had the following target opportunities under our 2023 annual performance program:

Name	Target Opportunity for Cash Bonus as a % of Annual Base Salary	Target Opportunity for Restricted Stock Units as a % of Annual Base Salary
Keith J. Allman	150%	191.7%
Imran Ahmad	75%	75%
Jai Shah	75%	75%
Kenneth G. Cole	70%	70%
John G. Sznewajs	75%	90%
David A. Chaika	50%	50%

- Kenneth Cole's target opportunities for cash bonus and restricted stock units as a percent of his annual base salary under our 2023 annual performance program each increased from 65% in 2022 to 70%. This increase reflects Mr. Cole's positive impact on and contributions to our Company and align with market practice.

- John Sznewajs' awards under our 2023 annual performance program were pro-rated for the portion of 2023 he served as an executive officer.

- Richard Westenberg did not participate in our 2023 annual performance program.

Performance Metrics

Our Compensation Committee selected the financial metrics of operating profit (weighted at 70%), net sales (weighted at 20%) and working capital as a percent of sales (weighted at 10%) for our 2023 annual performance program, because it believed that improvement in these metrics would continue to reinforce our executive officers' focus on revenue, profit growth and capital efficiency to drive shareholder value. Additionally, these metrics are easily derived from our audited financial statements, which our Compensation Committee believes provides transparency both for our shareholders (as requested from shareholders when we sought feedback) and our executive officers.

Our 2023 annual performance program also included a diversity, equity and inclusion (DE&I) performance modifier component. This component could increase or decrease the performance percentage achieved under our annual performance program by up to 10% based on an assessment of our progress related to our DE&I strategy.

We calculate the cash bonuses to be paid and restricted stock units to be granted to our executive officers under the annual performance program by multiplying each executive officer's base salary by his or her target opportunity, multiplying that result by the program performance percentage achieved, and multiplying that result by the DE&I performance modifier. The total payout for each executive officer is limited to 200% of target opportunity.



Base Salary	X	Target Opportunity	X	Financial Metrics: Operating Profit: 70% + Net Sales: 20% + Working Capital: 10%	X	DE&I Performance Modifier 90% - 110%	=	Annual Performance Percentage

Program Targets and Achievement

Our performance targets are designed to be challenging, and our Compensation Committee has a robust process for establishing our targets, which includes reviewing our operating profit and revenue forecast for the year, taking into account analyst forecasts, shareholder expectations, and general economic and industry conditions. In 2023, the factors considered included an expectation of lower consumer demand and an unfavorable sales mix of our products. In 2023, we achieved 151% of our operating profit target, 72% of our net sales target and 100% of our working capital as a percent of sales target. After weighting the operating profit metric at 70%, the net sales metric at 20% and the working capital as a percent of sales target at 10%, our performance percentage for our 2023 annual performance program was 130% of our financial metrics target.

The Compensation Committee assessed our performance with respect to the DE&I performance modifier (a percentage between 90% and 110%). The assessment is based on quantitative and qualitative factors and an evaluation of our achievement and performance relative to criteria established at the beginning of the year. The DE&I performance modifier was assessed at 107%, bringing our performance percentage for our 2023 annual performance program to 139%.

Annual Performance Program Achievement of Financial Metrics

Performance Metric	Threshold (20% Payout	Target (100% Payout)		Maximum (200% Payout	Percentage Attained		Weighting		Performance Percentage
Operating Profit (in millions)	$900	$1,200	$1,358	$1,500	151%	×	70%	=	106%
Net Sales (in millions)	$5,858	$8,060	$7,939	$10,075	72%	×	20%	=	14%
Working Capital as a Percent of Sales	18.9%	18.5%	18.5%	18.0%	100%	×	10%	=	10%
Financial Metric Performance Percentage									130%
Total Performance Percentage, as modified by our DE&I performance modifier of 107%									139%

To calculate achievement of our operating profit performance target, we adjusted our 2023 reported operating profit of $1,348 million to exclude the expense recognized due to rationalization charges and to exclude the positive impact on our operating profit by an acquisition transaction. Our operating profit for purposes of the annual performance program was $1,358 million.

To calculate achievement of our net sales performance target, we adjusted our 2023 reported net sales of $7,967 million to exclude the positive impact on our net sales by an acquisition transaction. Our net sales for purposes of the annual performance program were $7,939 million.

To determine achievement of our working capital as a percent of sales performance target, we define working capital as a percent of sales as a twelve-month average of our reported accounts receivable and inventories, less accounts payable, divided by our reported sales for the year. For 2023, our working capital as a percent of sales was 18.5%.

Compensation Paid Under the 2023 Annual Performance Program

Based on a total performance percentage of 139%, we calculated the actual cash bonuses to be paid and restricted stock units to be granted to our executive officers as follows:

Name	Amount of Cash Bonus ($)	Value of Restricted Stock Unit Award ($)	Total 2023 Annual Performance Compensation ($)
Keith J. Allman	2,658,900	3,398,282	6,057,182
Imran Ahmad	521,600	521,631	1,043,231
Jai Shah	642,100	642,345	1,284,445
Kenneth G. Cole	567,400	567,722	1,135,122
John G. Sznewajs	766,100	—	766,100
David A. Chaika	224,200	223,870	448,070

- John Sznewajs' awards under our 2023 annual performance program were each pro-rated for the portion of 2023 he served as an executive officer. The amount he earned as a restricted stock unit award under our annual performance program was paid to him as a cash equivalent and is reflected in the cash bonus column.

- Richard Westenberg did not participate in our 2023 annual performance program.

- The number of restricted stock units granted is determined by dividing the value of the restricted stock unit award by the closing price of our common stock on the grant date and rounding to the nearest ten shares. If the grant date occurs within ten days prior to the release of our financial results, the grant is effective at the end of the first trading day after the release of our financial results and priced based on the closing price of our common stock on that date. The amount reflected in this column is the value of the restricted stock units on the grant date. These restricted stock units vest in equal installments over three years following the grant date, so our executive officers do not realize the value of these awards until they vest.

Our Long-Term Incentive Program

Program Opportunities

Our Compensation Committee believes a long-term incentive program provides a meaningful incentive for our executive officers to achieve long-term growth and profitability. Under our LTIP, PRSUs are granted to our executive officers at the beginning of each three-year performance period. This grant of PRSUs entitles our executive officers to receive shares of our stock if at least the threshold performance goals over the three-year period are achieved. If the threshold goals are not achieved, our executive officers do not earn a payout. If the maximum goals are met or exceeded, the payout percentage is capped at 200% of the target opportunity.

Our Compensation Committee establishes the LTIP opportunity available to each executive officer as a percent of the executive officer's annual base salary at the beginning of each three-year performance period. Our executive officers who participated in our 2021-2023 LTIP had the following target opportunities:

Name	Target Opportunity Under 2021-2023 LTIP as a % of Annual Base Salary
Keith J. Allman	175%
Jai Shah	75%
Kenneth G. Cole	65%
John G. Sznewajs	75%
David A. Chaika	50%

- John Sznewajs' award under our 2021- 2023 LTIP was pro-rated for the portion of 2023 he served as an executive officer.

- Richard Westenberg and Imran Ahmad did not participate in our 2021- 2023 LTIP.

Performance Metrics

Our Compensation Committee selected a cumulative EPS metric with a weighting of 60% and a three-year average ROIC metric with a weighting of 40% for our LTIP program for the 2021-2023 LTIP performance period. Our Compensation Committee believes that a combination of EPS and ROIC reinforces our executive officers' focus on earnings, capital efficiency and consistent return on capital and further encourages our executive officers to make new, profitable investments. In 2023, our Compensation Committee added a relative total shareholder return metric, measured against companies in the S&P 500 Consumer Durables Index, to our LTIP program for the three-year periods beginning in 2023.

Program Targets and Achievement

Our Compensation Committee established the following EPS and ROIC goals and corresponding payout percentages for the 2021-2023 LTIP performance period. These performance goals were consistent with our long-range business plan and required a high level of performance to achieve. For the three-year performance period of 2021-2023, we achieved 100% of our cumulative EPS goal and 0% of our ROIC goal, resulting in an overall performance percentage of 60%.

Performance Metric	Threshold (20% Payout)	Target (100% Payout)	Maximum (200% Payout)	Percentage Attained		Weighting		Performance Percentage
		$11.17 ↕						
Cumulative EPS	$10.75	$11.17	$11.60	100%	x	60%	=	60%
	42.9% ↕							
Three-Year Average ROIC	46.5%	48.5%	51.0%	—%	x	40%	=	—%
Performance Percentage								60%

To calculate achievement of our cumulative earnings per share performance target, we adjusted our income from continuing operations to exclude the after-tax effect of special and other non-recurring income and expenses and divided by adjusted average diluted common shares outstanding. Average diluted common shares outstanding for 2022 and 2023 was increased to reflect the minimum number of common shares outstanding permitted under the LTIP during the performance period.

Under our 2021-2023 LTIP, we define ROIC as after-tax operating profit from continuing operations adjusted to exclude the effect of special and other non-recurring income and expenses, divided by adjusted invested capital. Adjusted invested capital includes shareholders' equity, which we adjust to exclude the after-tax impact of certain special and other non-recurring income and expenses, plus short-term and long-term debt minus cash.

Compensation Paid Under our 2021-2023 LTIP

The following table reflects the PRSUs granted to our eligible executive officers at the beginning of the 2021-2023 three-year performance period, and the amount of stock earned by those executive officers at the end of the three-year period under our 2021-2023 LTIP. We calculated the number of shares earned by multiplying the number of PRSUs granted to each executive officer at the beginning of the three-year performance period by 60%, which was the performance percentage achieved. The value of the stock earned is based upon the number of shares issued on February 16, 2024, at the closing stock price of our common stock. Based on SEC rules, this component of each executives' compensation was reflected in our 2021 Summary Compensation Table, the year in which the PRSUs were granted under our 2021-2023 LTIP, assuming the target award would be earned at the end of the three-year period.

Name	2021-2023 LTIP PRSU Target Grant (#)		Payout Percentage		2021-2023 LTIP-Stock Earned (#)		Stock Price on 2/16/2024 ($)		2021-2023 LTIP-Stock Earned ($)
Keith J. Allman	42,130	x	60%	=	25,278	x	73.16	=	1,849,338
Jai Shah	7,660	x	60%	=	4,596	x	73.16	=	336,243
Kenneth G. Cole	6,090	x	60%	=	3,654	x	73.16	=	267,327
John G. Sznewajs	10,580	x	48.3%	=	5,107	x	73.16	=	373,628
David A. Chaika	2,680	x	60%	=	1,608	x	73.16	=	117,641

- John Sznewajs' 2021-2023 LTIP payout percentage was pro-rated based on the portion of 2023 he served as an executive officer.
- Richard Westenberg and Imran Ahmad did not participate in our 2021-2023 LTIP.

PRSUs Granted Under the 2023-2025 LTIP

The following table reflects the PRSUs granted to our eligible executive officers under the 2023-2025 LTIP. The amounts reflected in the PRSU Grant column are the number of PRSUs granted on February 24, 2023, which we calculated using the the closing price of our stock on the grant date ($52.48) and rounded to the nearest ten shares, assuming the target award would be earned at the end of the three-year performance period. The actual number of shares of stock awarded, if any, will be determined after the three-year performance period concludes on December 31, 2025. If the threshold goals are not achieved, our executive officers do not earn a payout. If the maximum goals are met or exceeded, the payout percentage is capped at 200% of the target opportunity.

Name	Target Opportunity	2023-2025 LTIP PRSU Target Grant (#)
Keith J. Allman	191.7%	46,550
Imran Ahmad	75%	7,150
Jai Shah	75%	8,460
Kenneth G. Cole	70%	7,070
John G. Sznewajs	90%	13,750
David A. Chaika	50%	2,950

- The grant to Imran Ahmad was in the form of a Phantom PRSUs. Each Phantom PRSU represents the right to receive, if the Compensation Committee determines that the 2023-2025 LTIP performance goals are met following the performance period, a cash amount equal to the fair market value of one share of Company common stock or a share of the Company common stock.

- John Sznewajs' payout percentage under our 2023-2025 LTIP, if the Compensation Committee determines that the 2023-2025 LTIP performance goals are met following the performance period, will be pro-rated based on the portion of 2023 he served as an executive officer.

- David Chaika will forfeit his 2023-2025 LTIP PRSU grant upon his planned conclusion of service with us on or around April 30, 2024.

- Richard Westenberg did not participate in our 2023- 2025 LTIP.

Stock Options/SAR Granted in 2023

We grant stock options annually to our executive officers. The value of the stock option grants approximates the restricted stock unit target opportunity for each executive officer under our annual performance program. Our Compensation Committee believes that stock options are an important component of our executive compensation program because they align our executive officers' long-term interests with those of our shareholders. Because stock options only confer actual value if our stock price appreciates between the grant date and the exercise date, we believe they reinforce the goal of long-term share price appreciation. On February 13, 2023, our Compensation Committee awarded to our eligible executive officers the following stock options that vest in equal installments over three years:

Name	Stock Options/SAR Awarded (#)	Stock Option/SAR Exercise Price ($)	Value of Stock Options/SAR Awarded ($)
Keith J. Allman	144,460	56.56	2,442,978
Imran Ahmad	22,170	56.56	374,919
Jai Shah	26,250	56.56	443,916
Kenneth G. Cole	20,360	56.56	344,310
David A. Chaika	9,170	56.56	155,075

- The stock options reflected in this table were priced based on our closing stock price on February 13, 2023, the date of grant. This column shows the aggregate grant date fair value of the stock options awarded, calculated in accordance with accounting guidance.

- The grant to Imran Ahmad was in the form of SAR, which also vest in installments over three years. During the periods in which the SAR are exercisable, each right will entitle Mr. Ahmad to a cash amount equal to the current market price per share of Company common stock on the date he exercises the SAR less the exercise price of the SAR

- John Sznewajs and Richard Westenberg did not receive a grant of stock options/SAR in 2023.

Other Components of our Executive Compensation Program

Base Salary

We pay our executive officers a base salary to provide each of them with a minimum, base level of cash compensation. In determining the base salary adjustments for our executive officers, our Compensation Committee conducts a review with our CEO of the performance and contributions of our executive officers in the prior year. In addition, in consultation with Semler Brossy Consulting Group, LLC ("Semler Brossy"), the Compensation Committee's outside compensation consultant, it considers market survey data in published executive compensation surveys for companies with annual revenues similar to ours and significant changes in the scope and complexity of the executive officer's role.

Based on our Compensation Committee's review and analysis, our Compensation Committee approved the following base salaries in 2023, which are competitively positioned and targeted to the median of our peer group:

Name	Previous Base Salary ($)	Salary Increase Percentage	Current Base Salary ($)
Keith J. Allman	1,274,353	0.0%	1,274,353
Richard J. Westenberg	N/A	N/A	725,000
Imran Ahmad	N/A	N/A	500,000
Jai Shah	591,829	4.0%	615,502
Kenneth G. Cole	529,779	10.0%	582,757
John G. Sznewajs	801,651	N/A	N/A
David A. Chaika	310,018	4.0%	322,419

N/A: Richard Westenberg and Imran Ahmad were not executive officers of our Company prior to 2023 and each of their current base salaries reflect the base salary approved by the Compensation Committee in connection with their appointment to serve as an executive officer of our Company. John Sznewajs' service as our Vice President, Chief Financial Officer concluded on May 31, 2023, and he therefore did not receive a base salary increase in 2023.

Perquisites and Other Compensation

We offer a limited number of perquisites to our executive officers, as follows:

• Personal use of our Company aircraft, which we maintain for business purposes. Our Compensation Committee has evaluated our policies and valuation practices for such personal use, and our Board has requested that our CEO use our aircraft for both business and personal travel, with personal travel subject to certain value and geographic usage limitations. We may occasionally permit other executive officers to use our aircraft for personal travel.

• An estate and financial planning program to assist in financial planning and tax preparation. This program provides up to $10,000 of services per year.

• Relocation benefits, which may include reimbursement for certain moving and temporary living expenses and incidental costs, and travel allowances.

Retirement Programs

We maintain the following defined contribution retirement plans for all of our employees, including our executive officers:

• 401(k) Savings Plan: Our 401(k) Savings Plan is a tax-qualified plan that includes a matching and, if applicable, profit sharing component.

• Benefits Restoration Plan ("BRP"): Our BRP enables all of our highly-compensated employees to obtain the full financial benefit of the 401(k) Savings Plan, notwithstanding various limitations imposed on the plan under the Internal Revenue Code (the "Code").

Our executive officers may also be entitled to receive benefits under the following frozen non-qualified defined benefit plans:

• Masco Corporation Benefit Restoration Plan ("BRP"); and

• Supplemental Executive Retirement Plan ("SERP"). Mr. Sznewajs was the only executive officer eligible to receive benefits under the SERP.

In 2010, we froze accruals in all of the defined benefit plans offered to our U.S. employees. Consequently, the pension benefits ultimately payable to executive officers are essentially fixed, although Mr. Sznewajs' vesting in the frozen accrued SERP benefit continued after the plan was frozen. Mr. Sznewajs was fully vested in his frozen SERP benefit at the time of his conclusion of service as our Vice President, Chief Financial Officer on May 31, 2023.

Management Transition Compensation Arrangements

In connection with the conclusion of his service as our Vice President, Chief Financial Officer on May 31, 2023, John Sznewajs received (i) a 2023 annual cash bonus payment, pro-rated based on his departure date; (ii) a cash payment equivalent to his target 2023 annual RSU grant, pro-rated based on his departure date, subject to actual performance, and such payment paid out in February 2024; (iii) a share award under each of the 2021-2023 LTIP, 2022-2024 LTIP and 2023-2025 LTIP, the payout for which, if applicable, will be pro-rated based on his departure date; (iv) an extension of the exercise period for his outstanding stock options, from 30 days from his departure date to 90 days from his departure date; and (v) accelerated vesting of 2,644 unvested shares of restricted stock upon his departure. Mr. Sznewajs did not receive a grant of stock options in 2023.

In connection with the conclusion of his service as our Interim Chief Financial Officer, there were no changes to David Chaika's compensation arrangements.

In connection with Richard Westenberg's appointment as our Vice President, Chief Financial Officer, he received a one-time cash sign-on bonus of $950,000 ($380,000 of which was paid in 2023, with the remaining $570,000 paid with the first regularly scheduled payroll date in 2024). In the event of Mr. Westenberg's voluntary termination of his employment with the company or termination for cause, within one year of receiving the cash bonus, Mr. Westenberg shall reimburse the company for the full amount within 45 days after his employment concludes. In addition, Mr. Westenberg received an initial RSU grant with a value of $2,000,000 that will vest ratably over three years beginning in February 2025. Mr. Westenberg is eligible to participate in our annual performance program and our LTIP beginning with the 2024 performance periods (his target opportunity under each of these programs is 80% of his annual base salary), and to receive a grant of stock options beginning in February 2024. He did not participate in our 2023 annual performance program or our 2023-2025 LTIP, and he did not receive a grant of stock options in 2023. Mr. Westenberg is also eligible to receive other employee benefits consistent with those provided to other similarly situated employees.

In connection with Imran Ahmad's appointment as our Group President, he was a participant in our 2023 annual performance program and our 2023-2025 LTIP (his target opportunity under each of these programs is 75% of his annual base salary). In addition, in 2023, Mr. Ahmad received a SAR grant with a value of $375,000.

OUR EXECUTIVE COMPENSATION PROGRAM HIGHLIGHTS

We Provide Long-Term Equity Incentives to Align the Interests of Our Executive Officers With Our Shareholders

- Awards of performance-based restricted stock units and stock options are important components of our executive officers' compensation.

- Beginning with grants made in 2020, our restricted stock units and stock options vest in equal installments over three years. Grants of restricted stock awards and stock options made prior to 2020 vest in equal installments over five years.

- A significant portion of our executive officers' compensation opportunity is based on the achievement of the three-year performance goals of EPS and ROIC under our LTIP. Beginning with the 2023-2025 three-year performance period, our Compensation Committee added a relative total shareholder return metric to our LTIP. PRSUs are granted to our executive officers at the beginning of each three-year performance period and may entitle our executive officers to receive shares of our stock if we achieve performance goals over the three-year period.

- Upon retirement of our executive officers, equity awards generally continue to vest over the remaining vesting period, so that our performance will continue to impact them financially even after they retire.

We Can Clawback Incentive Compensation

If we restate our financial statements as a result of material noncompliance with financial reporting requirements, our Compensation Committee must clawback or recover certain executive incentive compensation that was paid or granted in the three-year period prior to the applicable recoupment trigger date, regardless of whether misconduct caused the restatement. A full copy of our Policy Relating to Recovery of Erroneously Awarded Compensation that complies with the Dodd-Frank clawback policy requirements and the New York Stock Exchange rules is attached as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2023.

We Require Minimum Levels of Stock Ownership by Our Executives

- Our executive officers are required to maintain a substantial investment in our common stock within three years of becoming subject to them.

- Our Compensation Committee reviews our executive officers' ownership of our common stock annually to ensure compliance with our stock ownership requirement.

- Direct stock holdings, unvested restricted stock awards and unvested restricted stock units (but not unvested PRSUs, unvested phantom PRSUs, stock options, phantom restricted stock units or stock appreciation rights) are counted toward satisfaction of the requirement.

On December 31, 2023, when the closing price of our common stock was $66.98, each of our executive officers met our stock ownership requirement, with the exception of Imran Ahmad. Mr. Ahmad began his service as our Group President and as an executive officer of our Company in February 2023 and has three years from that time to meet our stock ownership requirement.

	Minimum Stock Ownership Requirements		Actual Ownership	
Name	Multiple of Base Salary	Multiple Expressed in Dollars as of 12/31/2023 ($)	Multiple of Base Salary	Value of Shares Held by Executive as of 12/31/2023 ($)
Keith J. Allman	6	7,646,118	10.5	13,416,429
Richard J. Westenberg	3	2,175,000	3.5	2,550,598
Imran Ahmad	2	1,000,000	—	2,009
Jai Shah	2	1,231,004	3.8	2,324,809
Kenneth G. Cole	2	1,165,514	8.1	4,701,862

Our Equity Awards Have Double-Trigger Change of Control Provisions

Upon a change of control of our Company, our unvested equity awards will vest only if the recipient of the award:

- is terminated from employment at the time of the change in control or within two years after the change in control;

- terminates employment for good reason (for example, if his or her job duties have been significantly diminished); or

- does not receive comparable replacement awards by the acquiring company.

Our Compensation Committee Oversees an Annual Compensation Risk Evaluation

Our Compensation Committee's risk assessment of our compensation programs focuses on the program components and analyzes whether those components present undue risk to us and on our material business risks and their potential impact on our compensation programs. Based on the 2023 risk assessment, the Compensation Committee has concluded that our programs do not encourage excessive risk taking.

Our Compensation Programs Encourage Executive Retention and Protect Us

We believe our compensation programs, including the terms and conditions of our equity plan, improve our retention of our executive officers and also reduce the potential that executive officers might engage in post-termination conduct that would be harmful to us. The terms of our equity awards provide that our executive officers:

- forfeit unvested awards of restricted stock and restricted stock units, stock options and PRSUs if their employment terminates prior to being retirement eligible under the applicable award agreement;

- may only exercise vested options for a limited period of time following termination; and

- may not engage in competitive activities with us while they are a holder of the award and for a period of one year thereafter.

We Prohibit Excise Tax Gross-Up Payments

Our Board has adopted a policy prohibiting excise tax gross-up payments, except for such payments committed to in our frozen SERP agreements entered into prior to 2012. The only tax equalization gross-up payments we provide to our employees are those made in connection with reimbursement of relocation or foreign expatriate expenses incurred at our request.

We Prohibit Hedging and Pledging

Our anti-hedging and anti-pledging policy prohibits our directors, executive officers and all other employees subject to our regular quarterly blackout periods from engaging in hedging our Company's securities. Additionally, such individuals are prohibited from making any purchases of our securities on margin or from pledging our securities as collateral for a loan, unless the arrangement is preapproved by our Governance Committee for any applicable employee or by our Board for any director. Our Governance Committee has not approved any such transactions.

We Do Not Have Employment Agreements or Change in Control Agreements

Our executive officers do not have employment agreements and are "at-will" employees who may be terminated at our discretion. Our executive officers also do not have change in control agreements. For further discussion regarding change in control, see "Payment Upon Change in Control" below.

At our discretion, we may enter into severance arrangements or arrangements for an executive officer's service following termination of employment. Such arrangements may include continued vesting of equity awards that would otherwise be forfeited, as well as provisions restricting competitive activities following termination and a release of any claims.

In connection with John Sznewajs' conclusion of service as our Vice President, Chief Financial Officer, we entered into a severance and release agreement, dated as of May 31, 2023 and amended and restated as of December 31, 2023 (the "Sznewajs Agreement"). The Sznewajs Agreement provides that Mr. Sznewajs is eligible to receive (i) 2023 annual cash bonus payment, pro-rated based on his departure date; (ii) a cash payment equivalent to his target 2023 annual RSU grant, pro-rated based on his departure date, subject to actual performance, and such payment to be paid out in February 2024; (iii) a share award under each of the 2021-2023 LTIP, 2022-2024 LTIP and 2023-2025 LTIP, pro-rated based on his departure date; (iv) an extension of the exercise period for his outstanding stock options, from 30 days from his departure date to 90 days from his departure date; and (v) accelerated vesting of 2,644 unvested shares of restricted stock he holds.

OUR ANNUAL COMPENSATION REVIEW PROCESS

We review and make decisions regarding the amount of eligible annual restricted stock units, cash bonus payments and LTIP PRSU grants early in the applicable performance period. We believe that considering these elements of compensation together with our stock option grants gives us a strong foundation for establishing our performance criteria and opportunity levels for the performance period. This approach enables our Compensation Committee to holistically consider our executive officers' compensation mix and to consider the inputs gathered through our annual talent management review.

Annual Management Talent Review and Development Process

Our annual management talent review and development process is used by our Compensation Committee and our CEO in making compensation decisions and for succession planning purposes. As part of this process, our CEO provides our Compensation Committee with an assessment of each executive who reports to him. The assessment includes an evaluation of each executive's performance, development, progress and potential for advancement, and considers market demand for the executive's skill set. Our Compensation Committee also receives information, analyses and recommendations from our Vice President, Chief Human Resource Officer. While our Compensation Committee gives significant weight to the evaluations by our CEO, the final determination of compensation to be paid to our executive officers, including our CEO, rests solely with our Compensation Committee. Our CEO and other executive officers are not present during discussions related to their own compensation decisions.

Our Peer Group

Given the many and diverse businesses we operate, the composition of an appropriate peer group is challenging. Our Compensation Committee annually considers the composition of our peer group and believes that our current peer group reflects the companies we compete with for executive talent and that have a range of annual revenues and business and operational characteristics similar to ours. Our current peer group is as follows:

Dover Corporation	PPG Industries, Inc.
Fortive Corp.	RPM International Inc.
Fortune Brands Innovations, Inc.	Snap-on Incorporated
Illinois Tool Works Inc.	Stanley Black & Decker, Inc.
Leggett & Platt, Incorporated	The Sherwin-Williams Company
Mohawk Industries, Inc.	Trane Technologies plc
Newell Rubbermaid Inc.	Whirlpool Corporation
Owens Corning	Xylem Inc.
Pentair plc	

Compensation Data Considered by our Compensation Committee

Pay-for-Performance Alignment

Our Compensation Committee reviews the overall pay-for-performance alignment of our CEO's compensation compared to our peer group over a three-year period. During 2023, our Compensation Committee reviewed data showing that our total shareholder return was at the 29th percentile of our peers for the three-year period ended December 31, 2022. Our CEO's realizable compensation was at the 41st percentile of our peer group during this three-year period. We defined realizable compensation as the sum of salary, actual cash bonus payments and the value of equity awards based on our stock price as of December 31, 2022. Based on its analysis, the Compensation Committee believes there is alignment between our CEO's realizable compensation and our total shareholder return.

Market Data

We believe understanding market data allows us to attract and retain the talent we need, while enabling us to manage our compensation expense. Our Compensation Committee reviews compensation for each of our executive officers with AonHewitt's, Mercer's and WTW's published compensation surveys and, secondarily, with compensation information disclosed in the proxy statements of our peer group. When we achieve targeted levels of performance, our executive compensation program seeks to provide total target compensation (base salary, target annual bonus and the target value of long-term incentives) at approximately the median compensation level provided to executives in comparable positions at these companies. While our Compensation Committee generally targets total compensation for each executive officer at the median, it considers other factors, such as performance, the officer's roles and responsibilities and the length of time the officer has served in the current position.

Tally Sheets

Finally, our Compensation Committee reviews a tally sheet that summarizes the various components of total compensation for our executive officers and other members of management. The tally sheet includes base salary, salary earned, annual equity award and cash bonus payment, LTIP payout, stock options, dividends on unvested restricted stock, and our costs for perquisites and other benefits, including the annual costs under retirement plans. The tally sheet allows our Compensation Committee to compare an executive officer's compensation with the compensation of our other executive officers as part of its consideration of internal and external pay competitiveness. Amounts actually realized by an executive officer from prior equity grants are not necessarily a factor in establishing current compensation, although, the current value of outstanding equity awards may be considered by our Compensation Committee when assessing pay competitiveness.

Retention of Discretion by our Compensation Committee

Our approach to executive compensation emphasizes corporate rather than individual performance, reflecting our operating strategy that encourages collaboration and cooperation among our businesses and corporate functions. We believe that the effectiveness of our executive compensation programs requires not only objective, formula-based arrangements but also the exercise of discretion and sound business judgment by our Compensation Committee. Accordingly, our Compensation Committee retains discretion to adjust the mix of cash and equity compensation, adjust the mix of restricted stock units and stock options awarded and offer different forms of equity-based compensation.

In addition to granting restricted stock units based on prior year performance, our Compensation Committee also has the discretion to award time-based restricted stock units to our executive officers, other than our CEO, if it determines that an executive officer has made outstanding individual contributions during the prior year. The total value of these awards cannot exceed 20% of the combined annual base salaries of the executive officers (excluding the salary of our CEO). No discretionary awards were made in 2023.

Outside Compensation Consultant

Our Compensation Committee has engaged Semler Brossy as its compensation consultant. Semler Brossy was chosen by our Compensation Committee based on its deep experience in the area of executive compensation and its creative and proactive approach in analyzing executive compensation practices and programs. During 2023, Semler Brossy attended Compensation Committee meetings, met with our Compensation Committee in executive sessions without our executive officers or other members of management, and met individually with our Compensation Committee members and our Compensation Committee Chair. Semler Brossy advised our Compensation Committee on its overall implementation of our compensation objectives, on our peer group, on director compensation practices and on the compensation for our executive officers, including performing a competitive analysis of CEO and CFO pay levels within our peer group, as well as for similarly situated companies outside of that group. After considering the factors promulgated by the SEC for assessing the independence of its advisers, our Compensation Committee has determined that the work of Semler Brossy has not raised any conflict of interest.

TAX TREATMENT

Pursuant to the Tax Cuts and Jobs Act, compensation in excess of $1 million paid to our executive officers generally will not be deductible unless the compensation qualifies for certain transition relief.

ACCOUNTING CONSIDERATIONS

Our Compensation Committee considers the accounting treatment of various elements of our executive compensation program. We issue stock-based incentives in various forms to our executive officers. Outstanding stock-based incentives were in the form of restricted stock units, performance restricted stock units, stock options, restricted stock awards, phantom restricted stock units, phantom performance restricted stock units and stock appreciation rights. We follow the FASB ASC Topic 718 for our stock-based compensation awards. We measure compensation expense for restricted stock units and restricted stock awards at the market price of our common stock at the grant date. We measure compensation expense for performance restricted stock units and phantom performance restricted stock units at the expected payout of the awards. We measure compensation expense for stock options using a Black-Scholes option pricing model. We initially measure compensation expense for phantom restricted stock units at the market price of our common stock at the grant date and we remeasure and adjust at the end of each reporting period until the awards are fully vested. We initially measure compensation expense for stock appreciation rights using a Black-Scholes option pricing model at the grant date and we remeasure and adjust at the end of each reporting period until the stock appreciation rights are exercised or expire.

COMPENSATION COMMITTEE REPORT

The Compensation and Talent Committee, which is responsible for overseeing the Company's executive compensation programs, has reviewed and discussed the Compensation Discussion and Analysis with management. Based on our review and discussion, the Compensation and Talent Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Masco Corporation's proxy statement.

Compensation Committee

Christopher A. O'Herlihy, Chair

Mark R. Alexander

Marie A. Ffolkes

Donald R. Parfet

Charles K. Stevens

PROPOSAL 2: ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

We are seeking your advisory vote approving the compensation paid to our named executive officers. We believe the structure of our executive compensation programs, as described in the Compensation Discussion and Analysis in this Proxy Statement, promotes the long-term interests of our shareholders by attracting and retaining talented executives and motivating them to achieve our strategic business objectives and drive long-term value for our shareholders.

At our 2023 Annual Meeting, we submitted a non-binding advisory proposal to our shareholders to approve the compensation paid to our executive officers (a "say-on-pay proposal"). Approximately 92% of the votes cast on our say-on-pay proposal approved the compensation paid to our executive officers. We believe that this strong approval resulted from our continued focus on pay-for-performance.

Our Board recommends a vote FOR the following resolution providing an advisory approval of the compensation paid to our named executive officers:

> RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the compensation tables and the related materials disclosed in this proxy statement, is hereby approved.

Although the vote on this proposal is advisory and non-binding, our Compensation Committee and our Board will review and consider the result of the vote when making future determinations regarding our executive compensation programs. We will hold the next advisory vote on compensation of our named executive officers in 2025.

The affirmative vote of a majority of the votes cast by shares entitled to vote thereon is required for the approval of the foregoing resolution. Abstentions and broker non-votes are not counted as votes cast, and therefore do not affect the outcome of the vote on this proposal.

COMPENSATION OF EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE

The following table reports compensation earned during the years indicated by Keith Allman, our principal executive officer, Richard Westenberg, our principal financial officer, Imran Ahmad, Jai Shah, Kenneth Cole, our three other most highly compensated executive officers in 2023, John Sznewajs, our former Vice President, Chief Financial Officer and David Chaika, who served as our Interim Chief Financial Officer for a portion of 2023. We refer to the individuals listed in the table collectively as our "executive officers."

2023 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year (e)	Salary ($) (f)	Bonus ($) (g)	Stock Awards ($) (h)	Option/SAR Awards ($) (i)	Non-Equity Incentive Plan Compensation ($) (j)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($) (k)	All Other Compensation ($) (l)	Total ($)
Keith J. Allman President and Chief Executive Officer	2023	1,274,354	—	5,876,604	2,442,978	2,658,900	8,768	214,777	12,476,381
	2022	1,274,354	—	2,443,149	2,442,962	—	—	100,763	6,261,228
	2021	1,274,354	—	6,043,341	2,230,172	3,268,700	—	594,207	13,410,774
Richard J. Westenberg Vice President, Chief Financial Officer (a)	2023	153,366	380,000	1,999,962	—	—	—	3,164	2,536,492
Imran Ahmad Group President (b)	2023	442,318	—	902,297	374,919	521,600	—	451,435	2,692,569
Jai Shah Group President	2023	609,596	—	1,092,755	443,916	642,100	2,920	81,268	2,872,555
	2022	587,256	—	430,070	429,861	—	—	29,300	1,476,487
	2021	565,344	—	1,159,015	405,560	753,500	—	137,874	3,021,293
Kenneth G. Cole Vice President, General Counsel and Secretary	2023	569,530	—	944,128	344,310	567,400	—	78,062	2,503,430
	2022	525,081	—	332,100	331,925	—	—	30,500	1,219,606
	2021	507,036	—	890,184	322,271	567,600	—	128,532	2,415,623
John G. Sznewajs Former Vice President, Chief Financial Officer (c)	2023	332,994	—	732,050	—	766,100	295,097	12,467	2,138,708
	2022	795,442	—	698,517	698,743	—	—	20,500	2,213,202
	2021	769,190	—	1,556,085	559,891	995,800	—	191,953	4,072,919
David A. Chaika Former Interim Chief Financial Officer (d)	2023	319,322	—	380,928	155,075	224,200	—	38,319	1,117,844

Row (a): Richard Westenberg's service as our Vice President, Chief Financial Officer commenced on October 16, 2023.

Row (b): Imran Ahmad's service as our Group President commenced on February 13, 2023.

Row (c): John Sznewajs' service as our Vice President, Chief Financial Officer concluded upon his retirement on May 31, 2023.

Row (d): David Chaika served as our Interim Chief Financial Officer from June 1, 2023 to October 15, 2023. Mr. Chaika's compensation did not change in connection with his appointment as our Interim Chief Financial Officer or upon his conclusion of service as such.

Year (column e): Information is only provided for the year(s) in which the individual served as an executive officer of our Company.

Salary (column f): Salary includes amounts voluntarily deferred by each executive officer as salary reductions under our 401(k) Savings Plan.

Bonus (column g): This column reports cash and non-cash bonuses awarded outside of our incentive compensation programs. In 2023, Richard Westenberg was awarded a $950,000 cash sign-on bonus in connection with his appointment as our Vice President, Chief Financial Officer, effective October 16, 2023, of which $380,000 was paid in 2023.

Stock Awards (column h): This column reports grants of restricted stock units for the applicable performance year, grants of PRSUs made in 2023 under our LTIP and any other grants of stock, if applicable, as follows:

2023 STOCK AWARDS

Name	Restricted Stock Units Granted Under Our 2023 Annual Performance Program ($)	Performance-Based Restricted Stock Units Granted Under Our 2023-2025 LTIP ($)	Other Grants of Restricted Stock Units ($)	Total ($)
Keith J. Allman	3,398,282	2,478,322	—	5,876,604
Richard J. Westenberg	—	—	1,999,962	1,999,962
Imran Ahmad	521,631	380,666	—	902,297
Jai Shah	642,345	450,410	—	1,092,755
Kenneth G. Cole	567,722	376,407	—	944,128
John G. Sznewajs	—	732,050	—	732,050
David A. Chaika	223,870	157,058	—	380,928

- The amounts reflected in the Restricted Stock Units Granted Under Our 2023 Annual Performance Program column above and in the Stock Awards column (h) of the Summary Compensation Table are the estimated grant date fair value of the award opportunity for the applicable performance year, even though the award is not granted until the following year. Although the SEC rules require the estimated fair value to be based on the probable outcome of the performance or service award at the grant date, the Stock Awards column (h) reflects the actual awards for the 2023, 2022 and 2021 performance year, as applicable, since the grant date for the award occurred when the award was actually determined in early 2024, 2023 and 2022, respectively. The threshold, target and maximum dollar values applicable to 2023 performance are reported in the 2023 Grants of Plan-Based Awards Table below. Our executive officers realize the value of awards upon vesting, when the shares are issued. RSUs vest in three equal installments over a three-year vesting period following the grant date.

- The amounts reflected in the Performance-Based Restricted Stock Units Granted Under Our 2023-2025 LTIP column above and in the Stock Awards column (h) of the Summary Compensation Table are based upon the number of PRSUs granted on February 24, 2023 under our LTIP, based on the assumption that the target award would be earned at the end of the three-year performance period. We valued the PRSUs at $53.24 per share, the closing price of our stock on May 10, 2023, the date that the Compensation Committee established the 2023-2025 LTIP metrics and targets. The value of the award assuming that the maximum goal under our LTIP is achieved or exceeded, is: $4,956,644 for Keith Allman; $761,332 for Imran Ahmad; $900,820 for Jai Shah; $752,814 for Kenneth Cole; $1,464,100 for John Sznewajs; and $314,116 for David Chaika. The actual number of shares of stock awarded, if any, will be determined after the three-year performance period concludes on December 31, 2025. Mr. Westenberg did not participate in the 2023-2025 LTIP. Mr. Sznewajs' award, if applicable, will be pro-rated based on the portion of 2023 he served as an executive officer. Mr. Chaika will forfeit his award upon his planned conclusion of service with us on or about April 30, 2024.

- The amount reflected in the Other Grants of Restricted Stock Units column above and in the Stock Awards column (h) of the Summary Compensation Table is an initial grant of RSUs to Richard Westenberg in connection with his appointment as our Vice President, Chief Financial Officer. We valued the RSUs at $52.52 per share, the closing price of our stock on October 16, 2023, the grant date. The RSUs vest in three equal installments over a three-year vesting period following the grant date.

Option/SAR Awards (column i): This column reports the aggregate grant date fair value of the award, calculated in accordance with accounting guidance. In determining the grant date fair value, we used the same assumptions that can be found in the notes to our financial statements included in our Annual Report on Form 10-K for the corresponding year. These amounts do not correspond to the actual value the executive officer will realize, which will depend on overall market conditions, the future performance of our common stock and the timing of exercise of the option/SAR.

Non-Equity Plan Incentive Compensation (column j): The amounts reported in this column reflect the annual performance-based cash bonuses that were earned for the year indicated, based on the achievement of performance targets as described in the CD&A above.

Change in Pension Value & Nonqualified Deferred Compensation Earnings (column k): This column reports changes in the sum of year-end pension values, which reflect actuarial factors and variations in interest rates used to calculate present values. Increases in pension values do not represent increased benefit accruals, since benefits in our domestic defined benefit plans were frozen effective January 1, 2010. These values were obtained by comparing the present value of accumulated benefits for December 31 of the year indicated (shown for 2023 in the "2023 Pension Plan Table") to the comparable amount for the prior year. We calculated the pension values for each of 2023, 2022 and 2021, as applicable, using the same assumptions that can be found in the notes to our financial statements included in our Annual Report on Form 10-K for the corresponding years. The 2023 Summary Compensation Table shows no increases for 2022 and 2021, since all values decreased due to the effect of rising interest rate assumptions used in the calculations.

All Other Compensation (column l): We provided our executive officers with the following other benefits in 2023:

2023 ALL OTHER COMPENSATION

Name	Profit Sharing and 401(k) Matching Contributions ($)	Financial Planning Expense ($)	Personal Use of Company Aircraft ($)	Relocation Benefits ($)	Total ($)
Keith J. Allman	124,448	10,000	80,329	—	214,777
Richard J. Westenberg	—	3,164	—	—	3,164
Imran Ahmad	72,864	10,000	—	368,571	451,435
Jai Shah	71,268	10,000	—	—	81,268
Kenneth G. Cole	68,062	10,000	—	—	78,062
John G. Sznewajs	2,467	10,000	—	—	12,467
David A. Chaika	38,319	—	—	—	38,319

- The amounts reflected in the Profit Sharing and 401(k) Matching Contributions column include contributions under the 401(k) Savings Plan and the portions of the Benefit Restoration Plan applicable to that plan.

- In connection with his appointment as our Group President in February 2023, Imran Ahmad was provided with a relocation benefit that included reimbursement for certain moving expenses and incidental costs related to his relocation.

GRANTS OF PLAN-BASED AWARDS

The following table provides information about:

- the potential payouts available to our eligible executive officers under our 2023 annual performance-based cash bonus and restricted stock unit award opportunity;

- the potential payouts available to our eligible executive officers under our 2023-2025 LTIP;

- the grants of PRSUs we made in 2023 under our 2023-2025 LTIP;

- other grants of RSUs we made in 2023; and

- the grants of stock options/SAR we made in 2023.

Our CD&A above describes our annual performance-based cash bonus and restricted stock unit award opportunities, performance targets, our LTIP and grants of stock options/SAR.

2023 GRANTS OF PLAN-BASED AWARDS

	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (a) (#)	All Other Option/SAR Awards: Number of Securities Underlying Options/SAR (b) (#)	Exercise or Base Price of Option/SAR Awards ($ Per Share)	Grant Date Fair Value of Stock and Option/SAR Awards ($) (c)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Threshold ($)	Target ($)	Maximum ($)				
Keith J. Allman	N/A-1	382,306	1,911,530	3,823,060										
	2/24/2023				—	46,550	93,100				46,550			2,478,322
	N/A-2							488,587	2,442,935	4,885,870				
	2/13/2023											144,460	56.56	2,442,978
Richard J. Westenberg	10/16/2023										38,080			1,999,962
Imran Ahmad	N/A-1	75,000	375,000	750,000										
	2/24/2023				—	7,150	14,300				7,150			380,666
	N/A-2							75,000	375,000	750,000				
	2/13/2023											22,170	56.56	374,919
Jai Shah	N/A-1	92,325	461,627	923,254										
	2/24/2023				—	8,460	16,920				8,460			450,410
	N/A-2							88,774	443,872	887,744				
	2/13/2023											26,250	56.56	443,916
Kenneth G. Cole	N/A-1	81,586	407,930	815,860										
	2/24/2023				—	7,070	14,140				7,070			376,407
	N/A-2							74,169	370,844	741,688				
	2/13/2023											20,360	56.56	344,310
John G. Sznewajs	N/A-1	120,248	601,238	1,202,476										
	2/24/2023				—	13,750	27,500				13,750			732,050
	N/A-2							144,297	721,486	1,442,972				
David A. Chaika	N/A-1	32,242	161,210	322,420										
	2/24/2023				—	2,950	5,900				2,950			157,058
	N/A-2							31,002	155,009	310,018				
	2/13/2023											9,170	56.56	155,075

Estimated Future Payouts Under Non-Equity Incentive Plan Awards: The amounts that correspond to grant date "N/A-1" reflect the threshold, target, and maximum opportunities under our 2023 annual performance-based cash bonus program described in our CD&A. The resulting cash bonus payments were made in February 2024 and are reported in the 2023 Summary Compensation Table above.

Estimated Future Payouts Under Equity Incentive Plan Awards:

- The amounts that correspond to grant date "02/24/2023" reflect the threshold, target, and maximum opportunities under our LTIP relating to the 2023-2025 performance period. On February 24, 2023, our executive officers received grants of PRSUs under our LTIP, based on the assumption that the target award would be earned at the end of the three-year performance period. We valued the PRSUs at $53.24 per share, the closing price of our stock on May 10, 2023, the date that the Compensation Committee established the 2023-2025 LTIP metrics and targets. The actual number of shares awarded, if any, will be determined after the three-year performance period concludes on December 31, 2025. Richard Westenberg did not participate in our LTIP relating to the 2023-2025 performance period. John Sznewajs' award, if applicable, will be pro-rated based on the portion of 2023 he served as an executive officer. Mr. Chaika will forfeit his award upon his planned conclusion of service with us on or about April 30, 2024.

- The amounts that correspond to grant date "N/A-2" reflect the threshold, target and maximum opportunities for the equity portion of our 2023 annual performance program described in our CD&A. The resulting awards of RSUs were made in February 2024 and are reported in the 2023 Summary Compensation Table above. Richard Westenberg did not participate in our 2023 annual performance program. John Sznewajs's award was pro-rated based on the portion of 2023 he served as an executive officer.

All Other Stock Awards (column a): The amount that corresponds to grant date "10/16/2023" for Richard Westenberg reflects an initial grant of RSUs made to Mr. Westenberg in connection with his appointment as our Vice President, Chief Financial Officer.

All Other Option/SAR Awards (column b): These amounts reflect the number of stock options, and, in the case of Imran Ahmad, SAR, granted to each executive officer on February 13, 2023. The stock options/SAR granted vest in three equal installments over a three-year period and remain exercisable until ten years from the date of grant.

Grant Date Fair Value of Stock and Option/SAR Awards (column c):

- The amounts that correspond to grant date "02/24/2023" are based upon the number of PRSUs granted on February 24, 2023 under our LTIP, based on the assumption that the target award would be earned at the end of the three-year performance period. We valued the PRSUs at $53.24 per share, the closing price of our stock on May 10, 2023, the date that the Compensation Committee established the 2023-2025 LTIP metrics and targets. The actual number of shares awarded, if any, will be determined after the three-year performance period concludes on December 31, 2025. Richard Westenberg did not participate in our 2023-2025 LTIP. John Sznewajs' award, if applicable, will be pro-rated based on the portion of 2023 he served as an executive officer. Mr. Chaika will forfeit his award upon his planned conclusion of service with us on or about April 30, 2024.

- The amounts that correspond to grant date "2/13/2023" reflect the grant date fair value of the stock option, and, in the case of Imran Ahmad, SAR, award on February 13, 2023, which is determined in accordance with accounting guidance. Richard Westenberg did not receive a grant of stock options or SAR in 2023. Regardless of the value placed on a stock option/SAR on the grant date, the actual value of the option will depend on the market value of our common stock at a future date when the option/SAR is exercised.

- The amount that corresponds to grant date "10/16/2023" reflects the grant date fair value of the RSU award made to Richard Westenberg on October 16, 2023 in connection with his appointment as our Vice President, Chief Financial Officer.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

We make equity grants pursuant to our 2014 Long Term Stock Incentive Plan. The following table shows, for each executive officer as of December 31, 2023:

- each vested and unvested stock options/SAR outstanding;

- the aggregate number of unvested shares, RSUs and phantom RSUs;

- the market value of unvested shares, RSUs and phantom RSUs based on the closing price of our common stock on December 31, 2023, which was $66.98 per share;

- the aggregate number of PRSUs and phantom PRSUs granted under our 2021-2023 LTIP, 2022-2024 LTIP and 2023-2025 LTIP; and

- the market value of those PRSUs and phantom PRSUs based on the closing price of our common stock on December 31, 2023.

Our executive officers have sole voting, but no investment power, over unvested restricted stock awards and have neither voting nor investment power over unvested restricted stock units or unexercised stock options.The value each executive officer will realize when the shares, RSUs or phantom RSUs vest will depend on the value of our common stock on the vesting date.

2023 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option/SAR Awards				Stock Awards			
Name	Original Grant Date (a)	Number of Securities Underlying Unexercised Options/SAR Exercisable (#)	Number of Securities Underlying Unexercised Options/SAR Unexercisable (#)	Option/ SAR Exercise Price ($)	Option/ SAR Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (b)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (c)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Keith J. Allman						78,166	5,235,559	132,820	8,896,284
	02/10/2016	206,250	—	25.51	02/10/2026				
	02/10/2017	173,250	—	33.75	02/10/2027				
	02/09/2018	133,464	—	42.13	02/09/2028				
	02/07/2019	136,344	45,448	35.52	02/07/2029				
	02/11/2020	193,260	—	47.53	02/11/2030				
	02/09/2021	109,247	54,623	56.29	02/09/2031				
	02/08/2022	55,543	111,087	59.15	02/08/2032				
	02/13/2023	—	144,460	56.56	02/13/2033				
Richard J. Westenberg						38,080	2,550,598	—	—
Imran Ahmad						—	—	7,150	478,907
	02/13/2023	—	22,170	56.56	02/13/2033				
Jai Shah						15,610	1,045,558	23,890	1,600,152
	02/11/2015	3,422	—	22.92	02/11/2025				
	02/10/2016	12,700	—	25.51	02/10/2026				
	02/10/2017	15,720	—	33.75	02/10/2027				
	02/09/2018	22,490	—	42.13	02/09/2028				
	02/07/2019	35,760	8,940	35.52	02/07/2029				
	02/11/2020	36,910	—	47.53	02/11/2030				
	02/09/2021	19,867	9,933	56.29	02/09/2031				
	02/08/2022	9,773	19,547	59.15	02/08/2032				
	02/13/2023	—	26,250	56.56	02/13/2033				
Kenneth G. Cole						11,739	786,278	19,160	1,283,337
	02/11/2015	—	—	22.92	02/11/2025				
	02/10/2016	33,750	—	25.51	02/10/2026				
	02/10/2017	27,790	—	33.75	02/10/2027				
	02/09/2018	24,110	—	42.13	02/09/2028				
	02/07/2019	27,576	6,894	35.52	02/07/2029				
	02/11/2020	29,330	—	47.53	02/11/2030				
	02/09/2021	15,787	7,893	56.29	02/09/2031				
	02/08/2022	7,547	15,093	59.15	02/08/2032				
	02/13/2023	—	20,360	56.56	02/13/2033				
John G. Sznewajs						17,857	1,196,062	36,950	2,474,911
	02/11/2020	51,550	—	47.53	02/11/2030				
	02/09/2021	27,427	13,713	56.29	02/09/2031				
	02/08/2022	15,887	31,773	59.15	02/08/2032				
David A. Chaika						5,103	341,799	8,340	558,613
	02/07/2019	9,632	2,408	35.52	02/07/2029				
	02/11/2020	12,890	—	47.53	02/11/2030				
	02/09/2021	6,940	3,470	56.29	02/09/2031				
	02/08/2022	3,413	6,827	59.15	02/08/2032				
	02/13/2023	—	9,170	56.56	02/13/2033				

Option/SAR Awards (column a): The awards reflected in this table granted prior to 2020 vest in five equal annual installments commencing in the year following the year of grant. The awards granted in and after 2020 vest in three equal annual installments commencing in the year following the year of grant.

Stock Awards (column b): This column reflects unvested restricted stock awards and units. The RSUs vest in three equal installments commencing in the year following the year of grant. Restricted stock awards granted in 2019 and earlier vest in five equal annual installments commencing in the year following the year of grant. The award granted to Imran Ahmad was in the form of a phantom RSU.

Stock Awards (column c): This column reflects PRSUs that were granted under our 2021-2023 LTIP, 2022-2024 LTIP and 2023-2025 LTIP, as applicable. The number of PRSUs granted was based upon an assumption that the target award would be earned at the end of the three-year performance period. The actual number of shares awarded, if any, is determined after the three-year performance period concludes. The grant to Imran Ahmad was in the form of a phantom PRSU. Richard Westenberg did not participate in our 2023-2025 LTIP. Imran Ahmad did not participate in our 2023-2025 LTIP or our 2022-2024 LTIP. John Sznewajs' award, if applicable, will be pro-rated based on the portion of 2023 he served as an executive officer. David Chaika will forfeit his award related to our 2022-2024 LTIP and our 2023-2025 LTIP upon his planned conclusion of service with us on or about April 30, 2024.

OPTION EXERCISES AND STOCK VESTED

The following table shows the number of shares acquired, and the value realized, by each of our executive officers during 2023, in connection with the exercise of stock options and the vesting of restricted stock previously awarded to each executive officer.

2023 OPTIONS EXERCISED AND STOCK VESTED

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Keith J. Allman	389,935	12,549,163	200,690	11,023,126
Richard J. Westenberg	—	—	—	—
Imran Ahmad	—	—	12,455	670,878
Jai Shah	—	—	39,106	2,145,763
Kenneth G. Cole	27,043	1,069,727	30,483	1,674,203
John G. Sznewajs	344,884	9,762,675	55,702	3,041,531
David A. Chaika	—	—	13,195	725,297

RETIREMENT PLANS

This section describes the retirement plans available to our executive officers.

Defined Contribution Plans

Our defined contribution plans are the tax-qualified 401(k) Savings Plan and the non-qualified Benefits Restoration Plan ("BRP") applicable to the 401(k) Savings Plan. All of our executive officers participate in both of our defined contribution plans. We offer no other plans of deferred compensation that would permit the election of deferrals of cash compensation by our executive officers.

401(k) Savings Plan

Our 401(k) Savings Plan is available to eligible employees and provides two employer contribution components, if applicable. The first employer contribution component is a matching contribution under which we match a percentage of an employee's compensation deferred into the 401(k) Savings Plan. The second component is a discretionary profit sharing contribution that is guided by the operating profit performance target goal used to determine annual performance-based cash bonuses and awards of restricted stock units (see "Our 2023 Annual Performance Program" above). Our Compensation Committee has established our maximum profit sharing contribution percentage at 10% of each participant's annual earnings (base salary and cash bonus).

Defined Contribution Portion of the BRP

The defined contribution portion of our BRP is available to our highly compensated employees and is not funded. Under the BRP, we make account allocations reflecting our 401(k) Savings Plan employer match (in 2023, for contributions up to $22,500), profit sharing contribution amounts that exceed the Code's limitations, and earnings (or losses) on participants' accounts. Following a participant's termination of employment, the BRP account is paid by us in a lump sum.

2023 NON-QUALIFIED DEFERRED COMPENSATION
(Defined Contribution Portion of the Benefits Restoration Plan)

Name	Masco Allocations ($) (a)	Aggregate Earnings ($) (b)	Aggregate Withdrawals / Distributions ($) (c)	Aggregate Balance at December 31, 2023 ($) (d)
Keith J. Allman	84,848	323,722	—	2,645,026
Richard J. Westenberg	—	—	—	—
Imran Ahmad	33,264	—	—	—
Jai Shah	31,668	119,039	—	904,468
Kenneth G. Cole	28,462	62,539	—	515,916
John G. Sznewajs	—	182,283	(1,577,066)	—
David A. Chaika	—	15,183	—	122,965

Masco Allocations (column a): This column reports the amount of our 2023 plan year allocation to each executive officer's BRP account. Amounts in this column are included in the "All Other Compensation" column in the 2023 Summary Compensation Table.

Aggregate Earnings (column b): This column reports the amount of earnings (or losses) posted to the account in 2023.

Aggregate Withdrawals / Distributions (column c): This column reports the aggregate amount of all withdrawals or distributions from the account in 2023.

Aggregate Balance (column d): This column reports the account's ending balance at December 31, 2023. The following amounts included in this column were previously reported as compensation in our Summary Compensation Table for 2022 and 2021:

Name	Masco Allocations Reported in 2022 ($)	Masco Allocations Reported in 2021 ($)
Keith J. Allman	8,300	421,341
Jai Shah	8,300	101,334
Kenneth G. Cole	8,300	81,992
John G. Sznewajs	8,300	145,412

Defined Benefit Pension Plans

In 2023, our defined benefit pension plans included the non-qualified BRP applicable to our tax-qualified Masco Corporation Pension Plan, which was terminated in 2021, and the non-qualified Supplemental Executive Retirement Plan ("SERP"). Our defined benefit pension plans were frozen for future benefit accruals effective January 1, 2010. Consequently, the defined benefit pension benefits accrued for each of our executive officers are fixed.

BRP

The BRP provides that at age 65, a participant receives a monthly payment for the remainder of his or her life, with five years' payments guaranteed. Employees became 100% vested in their pension benefit after completing five years of employment with us. The benefits paid are reduced for early retirement if commenced prior to age 65. The maximum credited service under the defined benefit portion of the BRP was 30 years. If a participant who has ten or more years of service becomes disabled while employed by us, they are eligible to receive a disability benefit equal to the participant's accrued benefit. Keith Allman, John Sznewajs and Jai Shah are participants in our BRP.

SERP

Mr. Sznewajs is the only executive officer that participates in a SERP, which provides that if he departs from the Company before reaching the age of 65 but has reached the age of 55, and if such departure was not due to a change in control or disability, he will receive a monthly payment for life of 0.52 times the average of his highest three years' cash compensation (base salary plus annual cash bonus, up to 60% of that year's maximum bonus opportunity) earned on or before January 1, 2010. Such payment of his annual benefits will start when he reaches the age 65 and will be for life. The maximum benefit under the SERP accrues after 15 years. When the SERP was frozen on January 1, 2010, Mr. Sznewajs' accrual of 52% was frozen, and he was 100% vested at the conclusion of his service as our Vice President, Chief Financial Officer on May 31, 2023.

The present value of SERP payments to Mr. Sznewajs is reported in the 2023 Pension Plan Table below. His surviving spouse would receive reduced benefits.

Pension Plan Table

The 2023 Pension Plan Table below reports the estimated present values on December 31, 2023 of accumulated benefits for each of our executive officers under the defined benefit portion of the BRP and the SERP, as applicable. The amounts payable to Mr. Sznewajs under the SERP have been reduced by amounts payable to him under the defined benefit portion of the BRP. Mr. Sznewajs' SERP amount has also been reduced by the January 1, 2010 benefits payable under the profit sharing component of the 401(k) Savings Plan and the defined contribution portion of the BRP.

2023 PENSION PLAN TABLE

Name	Plan Name	Number of Years Credited Service (#) (a)	Present Value of Accumulated Benefits ($) (b)
Keith J. Allman	Defined Benefit Portion - BRP	12	98,599
Jai Shah	Defined Benefit Portion - BRP	6	30,023
John G. Sznewajs	Defined Benefit Portion - BRP	14	249,751
	SERP	14	2,636,823

Number of Years Credited Service (column a): This column reports:

- For the BRP, credited service through January 1, 2010, the date on which accruals under our defined benefit pension plans were frozen, for years of employment with us, and our subsidiaries; and

- For the SERP, credited service through January 1, 2010, for years of employment only with us.

We have not granted additional accruals to any of the executive officers in any of these retirement plans, and none of these plans provides for personal contributions or additional income deferral elections.

Present Value of Accumulated Benefits (column b): Amounts in this column were calculated as of December 31, 2023 using the normal form of benefit payable under each plan including: (a) base pay only for the BRP, (b) base pay plus cash bonus for the SERP, and (c) the same discount rates and mortality assumptions as described in the notes to financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023. Although SEC disclosure rules require a present value calculation, none of these defined benefit pension plans (other than in the event of a change in control) currently provides benefits in a lump sum.

PAYMENT UPON CHANGE IN CONTROL, RETIREMENT, TERMINATION, DISABILITY OR DEATH

We do not have employment agreements or change in control agreements with any of our executive officers. The following sections describe and quantify the benefits and compensation which each of our executive officers would have been entitled to under our existing plans and arrangements, assuming a change in control and terminations of employment under certain conditions had occurred on December 31, 2023. Our executive officers may also be entitled to receive certain benefits upon retirement, voluntary or involuntary termination, disability or death, as described below. The benefits in those cases would be paid on a monthly basis and, other than the BRP defined contribution component, not as lump sum payments. John Sznewajs and David Chaika concluded their services as executive officers prior to December 31, 2023.

PAYMENT UPON CHANGE IN CONTROL

If we experienced a change in control, our executive officers would receive lump-sum payments of benefits under the BRP. Additionally, the BRP provides that participants could receive reimbursement in the case of imposition of excise tax upon a change in control. None of our plans provide for additional accrual of benefits in the case of a change in control.

The following table reports the values of all payments (other than from our tax-qualified retirement plans) assuming a change in control (and a termination of employment under certain conditions) had occurred on December 31, 2023.

Name	Cash ($)	Equity ($) (a)	SERP and BRP Payments ($) (b)	Perquisites ($)	Excise Tax Reimbursement ($) (c)	Other ($)	Total ($)
Keith J. Allman	—	9,624,357	2,834,656	—	—	—	12,459,013
Richard J. Westenberg	—	2,550,598	—	—	—	—	2,550,598
Imran Ahmad	—	231,011	33,264	—	—	—	264,275
Jai Shah	—	1,859,572	968,139	—	—	—	2,827,711
Kenneth G. Cole	—	1,417,868	544,378	—	—	—	1,962,246

Equity (column a): A change in control would trigger vesting (assuming a termination of employment under certain conditions had occurred with respect to awards granted beginning in 2013) of unvested restricted stock and stock option/SAR awards, the total value of which is shown in this column. This column is comprised of the incremental values for vestings of restricted stock (as shown in the 2023 Outstanding Equity Awards at Fiscal Year-End table above), plus the intrinsic values for vesting of stock options/SAR (based on our closing stock price of $66.98 on December 31, 2023): $4,388,798 for Keith Allman; $231,011 for Imran Ahmad; $814,014 for Jai Shah; and $631,590 for Kenneth Cole.

SERP and BRP Payments (column b): Amounts calculated for both the SERP and the BRP utilize the discount rates and mortality assumptions equal to the Pension Benefit Guarantee Corporation discount rates for lump sums in plan terminations, as in effect four months prior to the change in control, and the UP-1984 mortality table (both of which differ from the rates and assumptions used to calculate the lump sums reported in the Pension Plan Table). Amounts in this column also include amounts shown in the 2023 Non-Qualified Deferred Compensation table above.

Excise Tax Reimbursement (column c): Excise tax reimbursements apply only to agreements entered into prior to 2012. As of December 31, 2023, no individual's payments would have exceeded applicable limits in the Code for parachute payments; therefore, no amounts are shown in this column.

PAYMENT UPON RETIREMENT

Upon retirement at or after age 65, our executive officers would be fully vested in the accumulated pension benefits shown in the table below. Following retirement, our equity awards generally continue to vest in accordance with the remaining vesting period. The amounts for John Sznewajs reflect the value of what he is entitled to receive given his conclusion of service as our Vice President, Chief Financial Officer on May 31, 2023. In addition to the amounts below, in connection with the conclusion of his service, Mr. Sznewajs received (i) a 2023 annual cash bonus payment, pro-rated based on his departure date; (ii) a cash payment equivalent to his target 2023 annual RSU grant, pro-rated based on his departure date, subject to actual performance, and such payment paid out in February 2024; (iii) a share award under each of the 2021-2023 LTIP, 2022-2024 LTIP and 2023-2025 LTIP, the payout for which, if applicable, will be pro-rated based on his departure date; (iv) an extension of the exercise period for his outstanding stock options, from 30 days from his departure date to 90 days from his departure date; and (v) accelerated vesting of 2,644 unvested shares of restricted stock upon his departure.

Name	BRP Benefit - Defined Benefit Portion ($)	BRP Benefit - Defined Contribution Portion ($)	SERP Benefit ($)	Total ($)
Keith J. Allman	98,599	2,729,874	—	2,828,473
Richard J. Westenberg	—	—	—	—
Imran Ahmad	—	33,264	—	33,264
Jai Shah	30,023	936,136	—	966,159
Kenneth G. Cole	—	544,378	—	544,378
John G. Sznewajs	249,751	—	2,636,823	2,886,574

PAYMENT UPON TERMINATION

If a voluntary or involuntary termination of employment had occurred on December 31, 2023, our executive officers would be fully vested in the accumulated pension benefits shown in the table below. Absent an agreement for post-termination extended vesting, termination of employment would result in forfeiture to us of all unvested equity awards. Vested stock options/SAR would remain exercisable for 30 days, in the case of voluntary termination, or 90 days, in the case of involuntary termination, but not beyond the originally-specified option expiration date.

Name	BRP Benefit - Defined Benefit Portion ($)	BRP Benefit - Defined Contribution Portion ($)	Total ($)
Keith J. Allman	98,599	2,729,874	2,828,473
Richard J. Westenberg	—	—	—
Imran Ahmad	—	33,264	33,264
Jai Shah	30,023	936,136	966,159
Kenneth G. Cole	—	544,378	544,378
David A. Chaika	—	122,965	122,965

PAYMENT UPON DISABILITY

If a disability had terminated the employment of any of our executive officers on December 31, 2023, the executive officer would receive the benefits as reported in the table below. Each executive officer would also receive a benefit of $144,000 per year, payable from our long-term disability insurance policy. Any disability benefit received would terminate upon the earliest of death, recovery from disability or age 65, at which time the applicable retirement, termination or death benefits would become effective. In addition, all restrictions on restricted shares and units would lapse and all unvested stock options/SAR would become exercisable for the period of time allowed under the original awards.

Name	BRP Benefit - Defined Benefit Portion ($)	BRP Benefit - Defined Contribution Portion ($)	Equity ($) (a)	Total Benefit ($)
Keith J. Allman	111,879	2,729,874	9,624,357	12,466,110
Richard J. Westenberg	—	—	2,550,598	2,550,598
Imran Ahmad	—	33,264	231,011	264,275
Jai Shah	42,914	936,136	1,859,572	2,838,622
Kenneth G. Cole	—	544,378	1,417,868	1,962,246

Equity (column a): Disability would trigger vesting of unvested equity awards, the total value of which is shown in this column. This column is comprised of the incremental values for vesting of restricted stock awards and units (as shown in the last column of the "2023 Outstanding Equity Awards at Fiscal Year-End" table above), plus the intrinsic values for vesting of stock options/SAR (based on our closing stock price of $66.98 on December 31, 2023): $4,388,798 for Keith Allman; $231,011 for Imran Ahmad; $814,014 for Jai Shah; and $631,590 for Kenneth Cole.

PAYMENT UPON DEATH

If death had terminated the employment of any of our executive officers on December 31, 2023, the surviving spouse of the executive officer would receive the benefits as set forth in the table below. If the executive officer does not have a surviving spouse, a designated beneficiary (if applicable) would receive the benefits below, with the exception of the SERP benefits and the benefit under the defined benefit portion of the BRP. In addition, all restrictions on restricted shares and units would lapse and all unvested stock options/SAR would become exercisable for up to a year, but not beyond the originally-specified option expiration date.

Name	BRP Benefit - Defined Benefit Portion ($)	BRP Benefit - Defined Contribution Portion ($)	Equity ($) (a)	Total Benefit ($)
Keith J. Allman	49,586	2,729,874	9,624,357	12,403,817
Richard J. Westenberg	—	—	2,550,598	2,550,598
Imran Ahmad	—	33,264	231,011	264,275
Jai Shah	13,948	936,136	1,859,572	2,809,656
Kenneth G. Cole	—	544,378	1,417,868	1,962,246

Equity (column a): Death would trigger vesting of unvested equity awards, the total value of which is shown in this column. This column is comprised of the incremental values for vesting of restricted stock awards and units (as shown in the last column of the "2023 Outstanding Equity Awards at Fiscal Year-End" table above), plus the intrinsic values for vesting of stock options/SAR (based on our closing stock price of $66.98 on December 31, 2023): $4,388,798 for Keith Allman; $231,011 for Imran Ahmad; $814,014 for Jai Shah; and $631,590 for Kenneth Cole.

Other Arrangements

As noted above in our CD&A it is our general policy not to enter into employment agreements, although, at our discretion, we may enter into severance arrangements or arrangements for an executive officer's service following termination of employment. Such arrangements may include continued vesting of equity awards that would otherwise be forfeited, as well as provisions restricting competitive activities following termination.

CEO PAY RATIO

To identify our median employee for purposes of the pay ratio disclosure, we reviewed the annual base salaries for all persons who were employed by us on October 1, 2023, excluding approximately 180 employees of Sauna360 Group Oy, which we acquired in 2023, and excluding Mr. Allman, our President and CEO. We included persons employed on a full-time, part-time, seasonal or temporary basis and did not make any estimates, assumptions or adjustments to any annual base salaries.

We calculated annual total compensation for our median employee using the same methodology we used for our executive officers as set forth in the above 2023 Summary Compensation Table. The total compensation of the median employee was $56,636, including wages, overtime pay, non-equity incentive program pay and company 401(k) match. The annual total compensation of our CEO was $12,476,381. The resulting pay ratio is 220:1.

PAY VERSUS PERFORMANCE

The following table reflects compensation "actually paid" (as defined in the applicable SEC rules) to our Principal Executive Officer (PEO) and our non-PEO executive officers. Our Compensation Committee did not consider the information provided in the table in structuring or determining compensation for our executive officers. For a complete discussion of our executive compensation program, refer to the CD&A section above.

2023 PAY VERSUS PERFORMANCE TABLE

Year (a)	Summary Compensation Table Total for PEO ($)	Compensation Actually Paid to PEO ($) (b)	Average Summary Compensation Table Total for Non-PEO Named Executive Officers ($)	Average Compensation Actually Paid to Non-PEO Named Executive Officers ($) (b)	Value of Initial Fixed $100 Investment Based on: Masco Total Shareholder Return ($)	Value of Initial Fixed $100 Investment Based on: Peer Group Total Shareholder Return ($) (c)	Net Income (in millions) ($) (d)	Company Selected Measure Operating Profit (in millions) ($) (e)
2023	12,476,381	17,142,621	2,310,266	2,938,306	150	123	908	1,358
2022	6,261,228	(7,130,941)	1,614,199	(1,055,881)	102	104	844	1,334
2021	13,410,774	30,690,004	3,190,993	6,693,250	150	147	410	1,412
2020	14,001,941	18,754,175	3,581,869	4,263,007	116	120	1,224	1,306

Year (column a) : For each year listed, our PEO is Keith Allman. For 2020-2022, our non-PEO executive officers are John Sznewajs, Richard O'Reagan, Jai Shah and Kenneth Cole. For 2023, our non-PEO executive officers are Richard Westenberg, Imran Ahmad, Jai Shah, Kenneth Cole, John Sznewajs and David Chaika.

Compensation "Actually Paid" to PEO and Average Compensation "Actually Paid" to Non-PEO executive officers (columns b): The compensation "actually paid" to our PEO and our non-PEO executive officers reflects the following adjustments from Total Compensation as reported in our Summary Compensation Table for the fiscal years 2023, 2022, 2021 and 2020:

	PEO	Average of Non-PEOs
Total Reported in 2023 Summary Compensation Table	**12,476,381**	**2,310,266**
Less, grant date fair value of equity awards reported in the 2023 Summary Compensation Table	(8,319,582)	(1,228,390)
Less, change in the Actuarial Present Values reported under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" Column of the 2023 Summary Compensation Table	(8,768)	(49,671)
Plus, year-end fair value of equity awards granted in 2023 that are unvested and outstanding, as of 2023 year-end	7,016,448	1,284,267
Plus, change in the fair value as of 2023 year end for equity awards granted in prior years that are unvested and outstanding	3,981,180	418,608
Plus, change in fair value as of the vesting date of equity awards granted in prior year that vested during 2023	1,893,102	222,782
Less, fair value of equity awards forfeited in 2023	—	(34,101)
Plus, dividends earned during 2023 on unvested equity awards	103,860	14,545
Total Adjustments	4,666,240	628,040
Actual Compensation Paid for Fiscal Year 2023	**17,142,621**	**2,938,306**

	PEO	Average of Non-PEOs
Total Reported in 2022 Summary Compensation Table	**6,261,228**	**1,614,199**
Less, grant date fair value of equity awards reported in the 2022 Summary Compensation Table	(4,886,111)	(956,181)
Plus, year-end fair value of equity awards granted in 2022 that are unvested and outstanding, as of 2022 year-end	6,696,354	1,338,718
Plus, change in the fair value as of 2022 year end for equity awards granted in prior years that are unvested and outstanding	(12,542,087)	(2,514,590)
Plus, change in fair value as of the vesting date of equity awards granted in prior years that vested during 2022	(2,736,067)	(553,825)
Plus, dividends earned during 2022 on unvested equity awards	75,742	15,798
Total Adjustments	(13,392,169)	(2,670,080)
Actual Compensation Paid for Fiscal Year 2022	**(7,130,941)**	**(1,055,881)**

	PEO	Average of Non-PEOs
Total Reported in 2021 Summary Compensation Table	**13,410,774**	**3,190,993**
Less, grant date fair value of equity awards reported in the 2021 Summary Compensation Table	(8,273,513)	(1,645,343)
Plus, year-end fair value of equity awards granted in 2021 that are unvested and outstanding, as of 2021 year-end	11,920,041	2,358,316
Plus, change in the fair value as of 2021 year end for equity awards granted in prior years that are unvested and outstanding	13,660,599	2,793,148
Plus, change in fair value as of the vesting date of equity awards granted in prior year that vested during 2021	(96,350)	(18,599)
Plus, dividends earned during 2021 on unvested equity awards	68,453	14,735
Total Adjustments	17,279,230	3,502,257
Actual Compensation Paid for Fiscal Year 2021	**30,690,004**	**6,693,250**

	PEO	Average of Non-PEOs
Total Reported in 2020 Summary Compensation Table	**14,001,941**	**3,581,869**
Less, grant date fair value of equity awards reported in the 2020 Summary Compensation Table	(8,371,933)	(1,702,979)
Less, change in the Actuarial Present Values reported under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" Column of the 2020 Summary Compensation Table	(93,883)	(294,594)
Plus, year-end fair value of equity awards granted in 2020 that are unvested and outstanding, as of 2020 year-end	8,377,511	1,705,013
Plus, change in the fair value as of 2020 year end for equity awards granted in prior years that are unvested and outstanding	4,529,712	909,820
Plus, change in fair value as of the vesting date of equity awards granted in prior year that vested during 2020	237,915	47,999
Plus, dividends earned during 2020 on unvested equity awards	72,912	15,879
Total Adjustments	4,752,234	681,138
Actual Compensation Paid for Fiscal Year 2020	**18,754,175**	**4,263,007**

The fair value or change in fair value of equity awards reflected in the tables above were determined as follows:

- For restricted stock awards, RSUs and phantom RSUs, using the closing stock price on the applicable year-end or vesting date.

- For stock options/SAR, using a Black-Scholes value as of the applicable year-end or vesting date.

- For PRSUs and phantom PRSUs, using the closing stock price on the applicable year-end or vesting date and adjusted for the estimated performance achievements, as applicable.

Peer Group Total Shareholder Return (column c): Our peer group total shareholder return is calculated using the Standard & Poor's Consumer Durables & Apparel Index, which we use for the stock performance graph required by Item 201(e) of Regulation S-K, from December 31, 2019 through December 31 of the applicable listed year.

Net Income (column d): Net income as reflected in the table above is as reported in our financial statements and is calculated in accordance with accounting guidelines. In 2021, our net income, as reported, was negatively impacted by non-recurring expense related to debt extinguishment and the settlement of our qualified domestic defined benefit pension plans.

Company Selected Measure - Operating Profit (column e): Operating profit is the highest weighted financial performance metric in our annual performance program. To calculate our operating profit for purposes of this program we adjust our reported operating profit to exclude the effect of special and other non-recurring income and expenses. Operating profit is also a measure used in our calculation of ROIC under our LTIP. See "Our 2023 Annual Performance Program" above for a description of these adjustments for 2023.

Pay Versus Performance Relationships

The following charts set forth the relationships between compensation “actually paid” to our PEO, the average of compensation “actually paid” to our non-PEO executive officers, and our cumulative TSR, Standard and Poor’s Consumer Durables & Apparel Index cumulative TSR, our annual net income and our annual operating profit over the four-year period from 2020-2023.

Compensation Actually Paid Relative to Cumulative Total Shareholder Return


$36,000,000
$24,000,000
$12,000,000
$—
$(12,000,000)
Compensation Actually Paid
$180
$150
$120
$90
$60
Cumulative Total Shareholder Return
2020
2021
2022
2023
PEO Compensation Actually Paid
Non-PEO Average Compensation Actually Paid
Cumulative TSR
Peer Group TSR

Compensation Actually Paid Relative to Annual Net Income


$36,000,000
$24,000,000
$12,000,000
$0
$-12,000,000
Compensation Actually Paid
$2,000
$1,500
$1,000
$500
$0
Net Income (in millions)
2020
2021
2022
2023
PEO Compensation Actually Paid
Non-PEO Average Compensation Actually Paid
Net Income



Our Most Important Financial Performance Measures

The following financial performance measures are those measures which, in our assessment, represent the most important financial measures used by us to link our performance to compensation "actually paid" to our executive officers for 2023. The measures in this table are not ranked.

Earnings per Share
Net Sales
Operating Profit
Return on Invested Capital
Working Capital as a Percent of Sales

AUDIT COMMITTEE REPORT

The Audit Committee consists of six members of the Board of Directors, each of whom is independent. The Audit Committee assists the Board of Directors in fulfilling the Board's responsibility for oversight of the integrity of our financial statements, the effectiveness of our internal controls over financial reporting, the qualifications, independence, performance and remuneration of our independent registered public accounting firm ("independent auditors"), the performance of our internal audit function, our compliance with legal and regulatory requirements, and compliance by our employees and officers with our Code of Ethics. Management is responsible for the accuracy of our financial statements and our reporting process, including our system of internal controls over financial reporting. In discharging its oversight responsibilities, the Audit Committee reviewed and discussed with management our audited financial statements as of and for the year ended December 31, 2023 and our processes to ensure the accuracy of our financial statements.

The Audit Committee obtained from and discussed with our independent auditors, PricewaterhouseCoopers LLP ("PwC"), the written disclosures and letter required by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") regarding PwC's communications with the Audit Committee concerning independence. The Audit Committee discussed with PwC any relationships that may impact PwC's objectivity and independence and satisfied itself as to PwC's independence. The Audit Committee confirmed that PwC's provision of non-audit services to us did not impair their independence. The Audit Committee discussed with PwC the matters required to be discussed by the applicable requirements of the PCAOB and the Securities and Exchange Commission ("SEC"). The Audit Committee also met with PwC independent of management.

Based on the reviews and discussions with management and PwC described above, the Audit Committee recommended to the Board of Directors that our financial statements as of and for the year ended December 31, 2023 be included in our Annual Report on Form 10-K for the year ended December 31, 2023 for filing with the SEC. The Audit Committee also reappointed PwC as our independent auditors for 2024, which stockholders are being asked to ratify.

Audit Committee
Charles K. Stevens, Chair
Mark R. Alexander
Aine L. Denari
Jonathon J. Nudi
John C. Plant
Sandeep Reddy

PRICEWATERHOUSECOOPERS LLP FEES

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees for professional services rendered to us by our independent registered public accounting firm, PwC, for the years ended December 31, 2023 and 2022 were (in millions):

	2023	2022
Audit Fees	$7.4	$7.3
Audit-Related Fees	0.1	—
Tax Fees	0.9	1.4
All Other Fees	—	—
Total	$8.4	$8.7

- The Audit Fees for the years ended December 31, 2023 and 2022 were for services rendered for audits and quarterly reviews of our consolidated financial statements, audits of our internal controls over financial reporting, statutory audits, issuance of consents and assistance with review of documents filed with the SEC, and for recoverable expenses.

- The Audit-Related Fees for the year ended December 31, 2023 were for services rendered for employee benefit plan audits and compilations and other statutory-related services.

- The Tax Fees for the years ended December 31, 2023 and 2022 were for services related to tax compliance, tax audit defense services, transfer pricing services, tax consulting and tax planning services (including tax opinions).

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Our Audit Committee has established a policy requiring its annual review and pre-approval of all audit services and permitted non-audit services to be performed by PwC. Our Audit Committee will, as necessary, consider and, if appropriate, approve the provision of additional audit and non-audit services by PwC that are not encompassed by our Audit Committee's annual pre-approval. Our Audit Committee has delegated to our Audit Committee Chair the approval authority, on a case-by-case basis, for services outside or in excess of our Audit Committee's aggregate pre-approved levels, provided that the Chair shall report any such decisions to our Audit Committee at its next regular meeting. All of the services referred to in the table above for 2023 were pre-approved by our Audit Committee or our Audit Committee Chair and none of the services approved by our Audit Committee during 2023 were under the de minimis exception to pre-approval contained in the applicable rules of the SEC.

PROPOSAL 3: RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

Our Audit Committee is responsible for the appointment, remuneration, retention and oversight of the independent registered public accounting firm retained to audit our financial statements. As part of its oversight, our Audit Committee and its Chair review and evaluate our lead audit engagement partner and participate in the selection of the new lead audit engagement partner in conjunction with the mandated rotation of that partner.

Our Audit Committee has selected the independent registered public accounting firm of PricewaterhouseCoopers LLP ("PwC") to audit our financial statements for the year 2024. We have retained PwC (or its predecessor) as our independent auditor since 1959, and our Audit Committee believes that the continued retention of PwC to serve as our independent auditor is in the best interests of our Company and our stockholders.

Representatives of PwC will be present at our Annual Meeting and will have the opportunity to make a statement and respond to appropriate questions. If the selection of PwC is not ratified, our Audit Committee will consider selecting another independent registered public accounting firm as our independent auditors.

Our Board recommends a vote FOR the ratification of the selection of PricewaterhouseCoopers LLP as our independent auditors for the year 2024.

The affirmative vote of a majority of the votes cast by shares entitled to vote is required for the ratification of the selection of independent auditors. Abstentions are not counted as votes cast, and therefore do not affect the ratification of the selection of independent auditors.

EXECUTIVE OFFICERS

Our Board of Directors elects our executive officers annually. Our current executive officers are listed below.

Name	Position	Age	Executive Officer Since
Keith J. Allman	President and Chief Executive Officer	61	2014
Imran Ahmad	Group President	46	2023
Kenneth G. Cole	Vice President, General Counsel and Secretary	58	2013
Richard A. Marshall	Vice President, Masco Operating System	64	2021
Jai Shah	Group President	57	2018
Renee Straber	Vice President, Chief Human Resource Officer	53	2014
Richard J. Westenberg	Vice President, Chief Financial Officer and Treasurer	50	2023
Robin L. Zondervan	Vice President, Chief Accounting Officer and Investor Relations/FP&A	44	2022

Keith J. Allman: Mr. Allman's experience is described above in "Class II Directors (Term Expiring at the Annual Meeting in 2026)."

Imran Ahmad: Mr. Ahmad was elected Group President in 2023. He joined Masco in 2018 as President of Masco Canada.

Kenneth G. Cole: Mr. Cole was elected Vice President, General Counsel and Secretary in 2013. Mr. Cole joined us in 2004 and has held positions of increasing responsibility in our legal department, serving most recently as Senior Assistant General Counsel and Director of Commercial Legal Affairs.

Richard A. Marshall: Mr. Marshall was elected Vice President, Masco Operating System in 2021 after serving as Vice President, Service Operations at Delta Faucet Company with responsibility for global manufacturing, supply chain and customer service since 2003.

Jai Shah: Mr. Shah was elected Group President in 2018. Prior to this election, he most recently served as the President of Delta Faucet Company, a position he held since 2014. He previously served as the Vice President— Chief Human Resource Officer of Masco Corporation (2012-2014), Vice President Finance—Retail/Wholesale Platform since 2008, as a Group Vice President from 2007 to 2008, and as our Vice President—Strategic Planning from 2005 to 2007.

Renee Straber: Ms. Straber was elected Vice President, Chief Human Resource Officer in 2014, after serving as our Group Director—Human Resources since 2012. She joined Masco in 1995 as a Human Resource Representative for Delta Faucet Company and was promoted to Vice President, Human Resources for Delta Faucet Company in 2007.

Richard J. Westerberg: Mr. Westenberg was elected Vice President, Chief Financial Officer in 2023 and as our Treasurer, effective April 1, 2024. Mr. Westenberg was previously employed at General Motors Company, where he served as the Vice President and Chief Financial Officer of General Motors North America since 2022, Vice President, Finance and Chief Financial Officer of SAIC-General Motors from 2018-2021, and Corporate Treasurer of General Motors Company from 2017-2018.

Robin L. Zondervan: Ms. Zondervan was elected Vice President, Chief Accounting Officer in 2022 and, effective March 1, 2024, has responsibility for our investor relations and financial planning and analysis (FP&A) functions. Ms. Zondervan was previously employed at Steelcase Inc., where she served as the Vice President, Corporate Controller and Chief Accounting Officer since 2021, Corporate Controller & Chief Accounting Officer from 2020 to 2021, Corporate Controller from 2018 to 2020 and Assistant Corporate Controller from 2014 to 2018.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table shows the beneficial ownership of our common stock as of December 31, 2023 by (i) each of our directors and director nominees, (ii) each executive officer included in the 2023 Summary Compensation Table, (iii) all of our directors and executive officers as a group (20 individuals), and (iv) all persons whom we know to be beneficial owners of five percent or more of our common stock. Except as indicated below, each person exercises sole voting and investment power with respect to the shares listed.

Name	Shares of Common Stock Beneficially Owned (a)	Percentage of Voting Power Beneficially Owned
Imran Ahmad	7,960	*
Mark R. Alexander	29,747	*
Keith J. Allman	1,389,940	*
David A. Chaika	21,254	*
Kenneth G. Cole	262,007	*
Aine L. Denari	—	*
Marie A. Ffolkes	10,623	*
Jonathon J. Nudi	—	*
Christopher A. O'Herlihy	37,872	*
Donald R. Parfet	34,270	*
Lisa A. Payne	37,460	*
John C. Plant	36,680	*
Sandeep Reddy	—	*
Jai Shah	224,500	*
Charles K. Stevens	7,346	*
John G. Sznewajs	306,633	*
Richard J. Westenberg	—	*
All directors and executive officers of Masco as a group	2,588,222	1.1%
BlackRock, Inc. 55 East 52nd Street, New York, NY 10055	16,512,936	7.4%
The Vanguard Group 100 Vanguard Blvd., Malvern, PA 19355	25,579,469	11.4%

* Less than one percent.

Shares of Common Stock Beneficially Owned (column a): The amounts reported in this column include:

- For Mr. Chaika, the number of vested shares directly owned included in this column are as of the date he concluded service as our Interim Chief Financial Officer; 7,176 shares are held in a trust.

- For Mr. Parfet, 34,270 shares are held in a trust.

- For Ms. Payne, 875 shares are held in a trust.

- For Mr. Sznewajs, the number of vested shares directly owned included in this column are as of the date he concluded service as our Vice President, Chief Financial Officer.

- Based on a Schedule 13G filed with the SEC on January 26, 2024, on December 31, 2023 BlackRock, Inc. (through certain of its subsidiaries) beneficially owned 16,512,936 shares of our common stock, with sole voting power over 14,972,205 shares and sole dispositive power over all the shares.

- Based on a Schedule 13G filed with the SEC on February 13, 2024, on December 31, 2023 The Vanguard Group beneficially owned 25,579,469 shares of our common stock, with sole voting power over none of the shares and shared voting power over 285,274 shares, and sole dispositive power over 24,623,401 shares and shared dispositive power over 956,068 shares.

- Shares of unvested restricted stock awards and shares that may be acquired on or before February 29, 2024 upon the vesting of restricted stock units and the exercise of stock options/SAR, as reflected in the table below. Holders have sole voting, but no investment power, over unvested restricted stock awards and have neither voting nor investment power over unvested restricted stock units or unexercised stock option shares.

Name	Unvested Restricted Stock Awards	Shares that may be acquired on or before February 29, 2024 upon vesting of restricted stock units	Shares that may be acquired on or before February 29, 2024 upon exercise of stock options/SAR
Imran Ahmad	—	—	7,930
Mark R. Alexander	—	—	—
Keith J. Allman	10,032	46,644	1,211,125
David A. Chaika	532	3,124	10,422
Kenneth G. Cole	1,522	7,017	195,009
Aine L. Denari	—	—	—
Marie A. Ffolkes	—	—	—
Jonathon J. Nudi	—	—	—
Christopher A. O'Herlihy	—	—	—
Donald R. Parfet	—	—	—
Lisa A. Payne	—	—	—
John C. Plant	—	—	—
Sandeep Reddy	—	—	—
Jai Shah	2,312	9,051	194,038
Charles K. Stevens	—	—	—
John G. Sznewajs	—	12,243	124,463
Richard J. Westenberg	—	—	—
All current directors and executive officers of Masco as a group	16,212	88,182	1,881,956

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and any persons holding more than ten percent of our common stock to file reports with the SEC relating to their ownership and changes in ownership of our common stock. We inadvertently filed a late Form 4 for Imran Ahmad, our Group President, on December 19, 2023 relating to a transaction consummated on July 14, 2023.

PROPOSAL 4: APPROVAL OF OUR MASCO CORPORATION 2024 LONG TERM STOCK INCENTIVE PLAN

Our Board of Directors recommends that you approve our Masco Corporation 2024 Long Term Stock Incentive Plan (the "2024 Plan"). Based upon the recommendation of our Compensation and Talent Committee (the "Committee"), our Board of Directors unanimously approved the 2024 Plan. If approved by our shareholders, the 2024 Plan will become effective on May 10, 2024 and will replace our current 2014 Long Term Stock Incentive Plan (the "2014 Plan"), which expires on May 6, 2024. In this Proposal, we refer to the 2014 Plan as the "Prior Plan." The 2024 Plan is summarized below. This summary is qualified in its entirety by the complete text of the 2024 Plan, which is attached to this proxy statement as Appendix A.

The 2024 Plan authorizes us to issue up to 7,450,000 million shares of our common stock, all of which shall be rolled over from the remaining share pool of the 2014 Plan. This number of authorized shares will be reduced by the number of shares subject to any award, if any, granted under the 2014 Plan after February 29, 2024 but prior to the date of the Annual Meeting. The 2024 Plan allows us to re-grant shares that are subject to awards under the 2024 Plan or the Prior Plan that are forfeited, cancelled, expired, or only with respect to shares subject to restricted stock and restricted stock units, withheld for taxes upon vesting. We cannot re-grant shares delivered by a participant in payment of an option or shares that are repurchased by us with option proceeds or shares withheld for taxes upon the exercise of stock options or SARs. Further, we cannot re-grant any unissued shares resulting from the net settlement of a stock option or from the settlement of SARs in stock.

Why should shareholders approve the 2024 Plan?

Equity awards are an essential component of our compensation program for our key employees, since they link compensation with long-term shareholder value creation and reward our employees based on our performance. For most of our key employees, equity compensation represents a significant portion of their compensation package. Since our equity awards typically vest over three years, the value ultimately realized from these awards depends on the long-term value of our common stock. Equity compensation also helps us attract and retain high performing talent motivated by pay for performance. Approval of the 2024 Plan is critical to our ability to continue our compensation programs that are aligned with shareholder interests.

What has been our historic equity usage?

Burn Rate. Over the past three years (2021, 2022 and 2023) our annual burn rates (stock options and full-value shares granted), as a percentage of shares outstanding, with full-value shares counting as two shares and stock options as one share have been 0.39%, 0.43% and 0.16%, respectively. Our three-year average burn rate of 0.33% is well below the median burn rate of 0.77% for S&P 500 companies with the Capital Goods industry group.

Equity Overhang. "Equity Overhang" is defined as:

		As of February 29, 2024 under Prior Plan	As of February 29, 2024 under the Proposed 2024 Plan
The sum of:			
outstanding stock options under our Prior Plan		2,388,976	2,388,976
outstanding restricted shares under our Prior Plan		1,058,941	1,058,941
the number of shares available for future grant		11,156,529	7,450,000
	Total	14,604,446	10,897,917
Divided by the sum of:			
the total above		14,604,446	10,897,917
the number of shares outstanding		219,564,130	219,564,130
	Total	234,168,576	230,612,047
Equity Overhang		6.2%	4.7%

In the past, our granting of restricted stock has not resulted in net share dilution since we have a practice of repurchasing and retiring an equal number of shares in the open market. The 7,450,000 million shares requested under the 2024 Plan represent approximately 3.4% of shares of common stock outstanding as of February 29, 2024.

Who is eligible to receive awards?

Awards under the 2024 Plan may be granted to our employees, directors and consultants, and to employees and consultants of our affiliates. The 2024 Plan permits awards to be made to any of the following individuals, as designated by the Committee:

a.   employees of the Company and its subsidiaries and affiliates (currently, the Company and its subsidiaries and affiliates have approximately 18,000 employees);

b.   non-employee directors of the Company (currently, the Company has 10 non-employee directors, 3 of whom are standing for reelection at the annual meeting; if all nominees are elected at the 2024 annual meeting, the Company will have 10 non-employee directors); and

c.   independent consultants (currently, we believe that the Company and its subsidiaries and affiliates have approximately 10 independent consultants).

The basis for participation in the 2024 Plan is the Committee's decision that an award to an eligible participant will further the 2024 Plan's purpose of retaining, attracting and rewarding designated key employees, non-employee directors and consultants of outstanding ability and motivating eligible participants to exert their best efforts to achieve the Company's long-term goals. The 2024 Plan will remain in effect until all awards made under the 2024 Plan are either fully vested, exercised or terminated; however, no new award under the 2024 Plan can be made after May 10, 2034.

Are there limits on awards under the 2024 Plan?

The Board has reserved a maximum of 7,450,000 shares (subject to adjustment as described below), which shall all be rolled over from the remaining share pool of the 2014 Plan, for issuance pursuant to awards under the 2024 Plan, of which 7,450,000 shares (subject to adjustment as described below) are shares for issuance as incentive stock options ("ISOs") pursuant to awards under the 2024 Plan. The number of authorized shares will be reduced by the number of shares subject to any award, if any, granted under the 2014 Plan after February 29, 2024, but prior to the date of the Annual Meeting.

In addition, any shares that are subject to (i) awards under the 2024 Plan or (ii) awards under the Prior Plans that are outstanding upon shareholder approval of the 2024 Plan, and in each case that are forfeited, canceled or expired or, only with respect to shares subject to restricted stock or restricted stock units, withheld for payment of taxes upon vesting will become available for issuance under the 2024 Plan, and such shares will not be charged against the maximum share limitation under the 2024 Plan. Any awards settled in cash will not be counted against the maximum share reserve under the 2024 Plan. However, shares delivered in payment of an option, shares withheld for taxes upon the exercise of stock options or SARs and shares that are repurchased by us with the proceeds from any option exercise, will not be returned to the number of shares available for issuance under the 2024 Plan. Further, any unissued shares resulting from the net settlement of a stock option or from the settlement of SARs in stock will not be returned to the number of shares available for issuance under the 2024 Plan.

A participant may receive multiple awards under the 2024 Plan. Shares delivered under the 2024 Plan will be authorized but unissued shares of our common stock, treasury shares or shares purchased in the open market or otherwise.

The maximum aggregate number of shares of our common stock associated with any award granted under the 2024 Plan during the calendar year to any participant who is a non-employee director will be, together with any cash payments provided to such participant, a number of shares of our common stock having a fair market value of $750,000.

What types of awards may be granted under the 2024 Plan?

The following types of awards may be granted under the 2024 Plan.

<u>Restricted Stock</u>. A restricted stock award provides the recipient with all of the rights of a shareholder, including the right to vote the shares and to receive dividends (which are taxed as compensation, not as dividends, until the shares vest). Restricted stock is generally subject to certain forfeiture conditions and may not be transferred by the recipient until those restrictions, which are determined by the Committee, lapse.

<u>Restricted Stock Units</u>. A restricted stock unit is the right to receive cash, other securities, other awards or other property, subject to the termination of a restricted period specified by the Committee. Restricted stock units are generally subject to forfeiture conditions and may not be transferred by the recipient until those restrictions, which are determined by the Committee, lapse. Restricted stock units are not outstanding shares of stock and do not entitle a participant to voting or other rights; however, an award of restricted stock units may provide for the crediting of additional restricted stock units based on the value of dividends paid on our common stock while the award is outstanding.

<u>Stock Options</u>. Stock options are rights to purchase a specified number of shares of our common stock at an exercise price of at least 100 percent of the fair market value on the date of grant, except in the case of options granted in substitution of options previously granted by a company we may acquire. As of February 29, 2024, the shares of our common stock underlying stock options have a fair market value of $76.76. The maximum term of an option awarded under the 2024 Plan is ten years after the initial date of grant. Stock options may be either ISOs or non-qualified stock options. Awards of ISOs will include such additional terms as are necessary to satisfy the requirements of applicable tax law. To the extent a stock option is not previously exercised as to all of the shares of our common stock subject to such stock option immediately prior to its expiration, if the fair market value of one share of our common stock is greater than the exercise price then in effect, then the stock option will be deemed automatically exercised at such time.

Stock Appreciation Rights. A SAR entitles a recipient to receive, upon surrender of the SAR, cash equal to the excess of the fair market value of a specified number of shares of our common stock on the date the SAR is surrendered over the fair market value of such shares on the date of grant. To the extent a SAR is not previously exercised as to all of the shares of our common stock subject to such SAR, and if the fair market value of one share of our common stock is greater than the exercise price then in effect, then the SAR will be deemed automatically exercised immediately before its expiration.

Performance Awards. A performance award entitles a recipient to receive cash, shares of our common stock, other securities or other awards, upon the achievement of performance goals within the performance period. The performance goals to be achieved during the performance period, the length of the performance period, the amount of any performance award granted and the amount of any payment or transfer to be made pursuant to any performance award will be determined by the Committee.

Does the 2024 Plan permit the repricing of options, SARs or other similar awards?

No. Under the 2024 Plan, the Committee may not, without shareholder approval, reduce the initial exercise price of a previously granted "underwater" option, SAR or similar award.

What are the minimum vesting requirements of awards?

Under the 2024 Plan, no portion of any award will vest in less than one year following the date of grant. Notwithstanding the foregoing, such minimum vesting requirement will not apply in the event of (i) the participant's death or disability, or (ii) a change in control. In addition, the Committee may also grant awards that are not subject to minimum vesting requirements with respect to 5% or less of the shares available for issuance under the 2024 Plan (subject to adjustment as described below).

When may dividends and dividend equivalents be paid with respect to awards?

The Committee may make an award that provides for the payment of dividends or dividend equivalents with respect to a number of shares. Dividends and Dividend equivalents will accrue with respect to unearned or unvested awards. With respect to officers who are covered under Section 16 of the Securities Exchange Act of 1934, as amended from time to time ("Section 16 Officers"), upon the vesting or settlement of an award, such individuals will have their accrued dividends or dividend equivalents paid in cash. With respect to participants who are not Section 16 Officers, upon the vesting or settlement of an award, such participants may opt to have their accrued dividends or dividend equivalents reinvested in additional shares or otherwise reinvested or paid in cash or in shares of our common stock. For the avoidance of doubt, dividends and dividend equivalents may not be paid until the vesting or settlement of an award.

What happens upon a change in control of the Company?

The 2024 Plan prohibits full vesting of unvested awards upon a change in control, unless a participant fails to receive marketable replacement awards equal in value to awards outstanding at the time of the change in control or, having received such replacement awards, within a two-year period thereafter is terminated or resigns for specified reasons of "good cause" as determined by the Committee. A change in control is defined generally to include:

a. a change, during any 24 month period, in a majority of the incumbent directors (for participants holding restricted stock units, the reference to the 24 month period will be a 12 month period). "Incumbent Directors" are directors whose election by the Board or nomination for election by shareholders was approved by a vote of at least two-thirds of the members of such Board. An incumbent director does not include directors who are elected within one year after a person, without Board approval, commences a tender offer or acquires at least 25 percent of the combined voting power of our Company or who assumes office as a result of an election contest or proxy solicitation other than on behalf of the Board;

b.   an acquisition by any person or entity of more than 25 percent of the combined voting power of the securities during a twelve-month period (for participants holding restricted stock units, the reference to 25 percent will be 50 percent);

c.   a merger, amalgamation or consolidation of the Company with another entity that results in the pre-transaction shareholders representing less than 50 percent of the post-transaction shareholders; and

d.   a sale or disposition of all or substantially all of the Company's assets as part of the change in control.

What kind of adjustments can be made for corporate reorganizations?

The Committee can adjust the number and type of shares (securities or other property) available for awards and subject to outstanding awards and the grant, purchase or exercise price with respect to outstanding awards. The Committee can also make provision for cash payments to holders of awards (as well as individual share and share unit limits on awards, performance targets and exercise prices of awards) upon the occurrence of unusual or nonrecurring events affecting our Company or our financial statements or of changes in applicable laws, regulations or accounting principles. In addition, the Committee can also adjust the terms and conditions of any outstanding awards, including the performance goals of any performance awards.

What will be the specific terms of the awards under the 2024 Plan?

Each award under the 2024 Plan will be made pursuant to an award agreement approved by the Committee. The award agreement will state, in the case of share-based awards, the number of shares of stock or share units, as applicable, subject to the award, and the price (if any) and term of the award, including its vesting period, and, in the case of performance awards, the applicable performance goals. Award agreements for options and SARs will also include the method and time of exercise and settlement. Awards under the 2014 Plan that are not vested or exercised will be nontransferable by a holder (other than to a trust for estate planning purposes, by will or the laws of descent and distribution or a former spouse as required by a domestic relations order incident to a divorce). The Committee may include other terms, restrictions or conditions in award agreements so long as these terms are consistent with the 2024 Plan, including performance requirements and holding periods.

What happens upon a termination of employment?

Upon a termination of employment or death, awards that are granted or held by employees may be exercised, settled, vested, paid or terminated, may expire and may be forfeited, depending on the terms of the award agreement.

Can the Company withhold shares for taxes?

We retain the right to deduct or withhold or take any action necessary to satisfy any tax withholding required with respect to any taxable event arising from an award under the 2024 Plan.

Who administers the 2024 Plan?

The 2024 Plan will be administered by a committee of the Board of Directors designated by the Board of Directors to administer the 2024 Plan.

The Committee has the authority, subject to the express terms of the 2024 Plan, to designate recipients of awards, determine or modify the form, amount, terms, conditions, restrictions, and limitations of awards, including vesting provisions, terms of exercise of an award, expiration dates and the treatment of an award in the event of the retirement, disability, death or other termination of a participant's employment with us, and to construe and interpret the 2024 Plan in case of disputes involving awards or otherwise. The Committee also has the authority to grant awards under the 2024 Plan in substitution for, or as the result of the assumption of, stock incentive awards held by employees of other entities who become employees of us or a subsidiary as a result of a merger or acquisition. In addition, the Committee also has the authority to delegate to (i) a committee (which may consist of one director of the Company) the authority to designate participants and grant and amend awards and (ii) one or more officers or managers to determine, grant, cancel, modify or waive the rights with respect to awards held by participants, in each case, for clauses (i) and (ii) only with respect to participants who are not officers or directors of the Company subject to Section 16 of the Securities Exchange Act of 1934, as amended from time to time.

Can the 2024 Plan be amended or terminated?

Our Board has the authority to terminate, suspend or discontinue the 2024 Plan at any time. The Board or the Committee may amend the Plan or any outstanding award at any time; provided, however,

a. No Plan amendment will be effective until approved by shareholders: (i) if approval is required in order for the 2024 Plan to continue to satisfy the conditions of the applicable rules and regulations that the Committee has determined to be necessary to comply; and (ii) if the amendment would materially (A) increase the number of shares available under the 2024 Plan or issuable to a participant, (B) change the types of awards that may be granted under the 2024 Plan, (C) expand the class of persons eligible to receive awards under the 2024 Plan, or (D) reduce the price at which an option or SAR is exercisable;

b. No option, SAR or similar award may be amended to reduce its initial exercise price, cancel the option, SAR or similar award and grant either replacement options, SARs or similar awards having a lower exercise price or restricted shares, restricted stock units, performance award or other share-based award in exchange for cancelling or repurchasing the options, SARs or similar awards for cash or other securities, unless approved by shareholders; and

c. No amendment shall impair the rights of a participant under an outstanding award without the participant's consent.

Will the 2024 Plan be exclusive?

The 2024 Plan is not exclusive and does not limit the authority of our Board or its committees to grant awards or authorize any other compensation, with or without reference to our common stock, under any other plan or authority.

What are the federal income tax consequences of the 2024 Plan?

The following is a general description of Federal income tax consequences to participants and to the Company relating to non-qualified and incentive stock options and certain other awards that may be granted under the 2024 Plan. This discussion does not purport to cover all tax consequences relating to stock options, and other awards, and the relevant tax consequences cited are applicable to the current Code and IRS regulations. The Company receives a financial statement deduction at the time of grant of a non-qualified stock option based on estimates of the value of such grant determined according to specified accounting rules. An optionee will not recognize taxable income upon the grant of a non-qualified stock option. Upon exercise of the option, the optionee will recognize ordinary compensation income equal to the excess of the fair market value of the Company common stock on the date the option is exercised over the option price. The Company then will be entitled to a separate tax deduction equal to the amount of ordinary compensation income recognized by the optionee. The tax deduction will be allowed at the same time the optionee recognizes the compensation income. The tax basis of the option stock in the hands of the optionee will equal the option price plus the amount of ordinary compensation income the optionee recognizes upon exercise of the option, and the holding period for the stock will commence on the day the option is exercised. A participant who exercises and holds option stock and sells at a later date, will recognize capital gain or loss measured by the difference between the tax basis of the stock and the amount realized on the subsequent sale. Such gain or loss will be long-term if the stock is held for more than one year after exercise, and short-term if held for one year or less. An optionee will not recognize taxable income upon the grant of an ISO, and generally will not recognize income upon exercise of the option provided such optionee was an employee of the Company or a subsidiary at all times from the date of grant until three months prior to exercise. For alternative minimum tax purposes, however, the amount by which the fair market value of Company common stock on the date of exercise exceeds the option price will be includible in the optionee's alternative minimum taxable income. An optionee who exercises an ISO and sells the shares more than two years after the grant date and more than one year after exercise will recognize long-term capital gain or loss equal to the difference between the sales proceeds and the option price. An optionee who sells such shares within two years after the grant date and within one year after exercise will recognize ordinary compensation income in an amount equal to the lesser of (a) the difference between the fair market value of such shares on the date of exercise and the option price or (b) the difference between the sales proceeds and the option price. Any remaining gain or loss will be treated as a capital gain or loss. The Company will be entitled to a tax deduction with respect to an ISO only in the amount of ordinary compensation income recognized by the optionee. The tax deduction will be allowable at the same time the optionee recognizes the ordinary compensation income.

The Federal income tax consequences of other awards authorized under the 2024 Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as non-qualified stock options; nontransferable restricted stock and restricted stock units subject to a substantial risk of forfeiture result in income recognition equal to the excess of the fair market value of the stock over the purchase price (if any) only at the time the restrictions lapse; performance bonuses are generally subject to tax on the payment received; and cash-based awards generally are subject to tax at the time of payment. In each of the foregoing cases, when the participant recognizes income the Company will generally have a corresponding tax deduction.

If, as a result of a change in control event, a participant's options, SARs or other rights become immediately exercisable, or restrictions immediately lapse on an award, or cash, shares or other benefits covered by another type of award are immediately vested or issued, the additional economic value, if any, attributable to the acceleration or issuance may be deemed a "parachute payment" under Section 280G of the Code. In such case, the participant may be subject to a 20 percent non-deductible excise tax as to all or a portion of such economic value, in addition to any income tax payable. The 2024 Plan and 2014 Plan (and the 2005 Plan, with respect to awards granted in 2012 and thereafter) provide for no reimbursement for such excise tax. However, awards granted under the 2005 Plan prior to 2012 would require additional payments to make a participant whole for such excise tax. The Company will not be entitled to a deduction for that portion of any parachute payment that is subject to the excise tax or any additional payment intended to make the participant whole.

What are the new plan benefits under the 2024 Plan?

The benefits that will be awarded or paid under the 2024 Plan are not currently determinable. Any future awards granted to eligible participants under the 2024 Plan will be made at the discretion of the Committee, the Board of Directors, or under delegated authority, and no such determination as to future awards or who might receive them has been made. Information regarding the Company's recent practices with respect to equity-based compensation is elsewhere in this proxy statement. See our "Compensation Discussion and Analysis" above.

What are the consequences if the 2024 Plan is not approved by shareholders?

If the 2024 Plan is not approved at the Annual Meeting, the 2014 Plan will remain in effect and the shares presently available for equity compensation will continue to be utilized. The 2014 Plan expires May 6, 2024, and no awards can be made under the 2014 Plan thereafter. Following the expiration of the 2014 Plan, we will be unable to maintain our current equity grant practices, and therefore, will be at a significant competitive disadvantage in attracting, retaining and motivating talented individuals who contribute to our success. We will also be compelled to replace equity incentive awards with cash awards, which may not align the interests of our employees with those of the shareholders as effectively as equity incentive awards.

Our Board recommends a vote FOR the approval of our Masco Corporation 2024 Long Term Stock Incentive Plan.

The affirmative vote of a majority of votes by shares entitled to vote is required for the approval of our Masco Corporation 2024 Long Term Stock Incentive Plant. Abstentions will have the effect of being counted as a vote "AGAINST" the 2024 Plan. Broker non-votes are not counted as votes cast, and therefore do not affect the approval of the 2024 Plan.

EQUITY COMPENSATION PLAN INFORMATION

We grant equity under our 2014 Long Term Stock incentive Plan. The following table provides information as of December 31, 2023 regarding the number of shares of common stock that may be issued under our equity compensation plans.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (#)
Equity compensation plans approved by security holders	2,253,588	45.43	11,292,779
Equity compensation plans not approved by security holders	Not applicable	Not applicable	Not applicable

As of February 29, 2024, there were 2,388,976 stock options outstanding for Masco Corporation common stock (with a weighted average exercise price of $47.99 and a weighted-average remaining life of 6 years). In addition, as of February 29, 2024, there were 1,058,941 shares subject to restricted stock. As of February 29, 2024, there were 11,156,529 shares available for issuance under the 2014 Plan, of which all can be granted for restricted stock. The 2014 Plan is the only existing plan.

PROPOSAL 5: SIMPLE MAJORITY VOTE

Mr. John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, the beneficial owner of 100 shares of Masco Corporation's Common Stock, has submitted the following proposal and supporting statement for inclusion in our Proxy Statement for the 2024 Annual Meeting, which we have set forth verbatim:

> Shareholders request that our board take each step necessary so that each voting requirement in our charter and bylaws (that is explicit or implicit due to default to state law) that calls for a greater than simple majority vote be replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This includes making the necessary changes in plain English.
>
> Shareholders are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.
>
> This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. These votes would have been higher than 74% to 88% if more shareholders had access to independent proxy voting advice. This proposal topic also received overwhelming 98%-support each at the 2023 annual meetings of American Airlines (AAL) and The Carlyle Group (CG).
>
> The overwhelming shareholder support for this proposal topic at hundreds of major companies raises the question of why Masco had not initiated this proposal topic earlier.
>
> Please vote yes:
Simple Majority Vote — Proposal 5

Board of Directors' Statement on Proposal 5:

Our Board is not recommending a vote "FOR" or "AGAINST" Proposal 5. Our Board is interested in the viewpoints of our Company's shareholders and will evaluate the voting results for Proposal 5, together with additional shareholder input received during the course of our regular shareholder engagement program, in determining whether to take any action.

The affirmative vote of a majority of the votes cast by shares entitled to vote is required for the approval, on an advisory and non-binding basis, of Proposal 5. Abstentions and broker non-votes are not counted as votes cast, and therefore do not affect the outcome of the vote on this proposal.



2024 ANNUAL MEETING OF STOCKHOLDERS

The Board of Directors of Masco Corporation is soliciting the enclosed proxy for use at the Annual Meeting of Stockholders of Masco Corporation to be held virtually on Friday, May 10, 2024 at 9:30 a.m. Eastern Time, and at any adjournment or postponement of the Annual Meeting. This proxy statement and the enclosed proxy card are being mailed or otherwise made available to stockholders on or about April 1, 2024. We are concurrently mailing to stockholders a copy of our 2023 Annual Report to Stockholders, which includes our Form 10-K for the year ended December 31, 2023.

Who is entitled to vote at the Annual Meeting?

Our Board established the close of business on March 15, 2024 as the record date to determine the stockholders entitled to receive a notice of, and to vote at, our Annual Meeting or an adjournment or postponement of the meeting. On the record date, there were 220,573,864 shares of our common stock, $1 par value, outstanding and entitled to vote. Each share of our common stock represents one vote that may be voted on each matter that may come before the Annual Meeting.

All shares of our common stock represented by properly executed and unrevoked proxies will be voted by the persons named as proxy holders in accordance with the instructions given. If no instructions are indicated on a proxy, properly executed proxies will be voted as follows:

- FOR each Class III Director nominee;

- FOR the approval of the compensation paid to our named executive officers;

- FOR the ratification of PricewaterhouseCoopers LLP as our independent auditors for 2024; and

- FOR the approval of the 2024 Long Term Stock Incentive Plan.

We are not making a voting recommendation for Proposal 5—Simple Majority Vote.

What is the difference between holding shares as a record holder and as a beneficial owner?

If your shares are registered in your name with our registrar and transfer agent, Computershare, you are the "record holder" of those shares. If you are a record holder, we have provided these proxy materials directly to you.

If your shares are held in a stock brokerage account, or with a bank or other holder of record, you are considered the "beneficial owner" of those shares held in "street name." If your shares are held in street name, these proxy materials have been forwarded to you by your bank or broker. As the beneficial owner, you have the right to instruct that organization on how to vote your shares.

What is a broker non-vote?

If your shares are held in "street name" through a bank, broker or other nominee, you must provide voting instructions to that organization. If you do not provide voting instructions, the organization may vote in its discretion on routine proposals, but not on non-routine proposals, resulting in a "broker non-vote" for those non-routine proposals. Only our Proposal 3, Ratification of Selection of Independent Auditors, is a routine proposal.

How are abstentions and broker non-votes treated?

Abstentions are not treated as votes cast with respect to Proposals 1, 2, 3 and 5 and therefore do not have an effect on the outcome of those Proposals. With respect to Proposal 4, abstentions are treated as a vote "AGAINST" the Proposal.

Broker non-votes are not counted as votes cast for any of the Proposals on the agenda, so they will not have an effect on the outcome of the Proposals.

What constitutes a quorum?

To conduct business at our Annual Meeting, we must have a quorum of stockholders present. A quorum is present when a majority of the outstanding shares of stock entitled to vote, as of the record date, are represented in person or by proxy. Broker non-votes and abstentions will be counted toward the establishment of the quorum.

How can I submit my vote?

There are four methods you can use to vote: by internet, by telephone, by mail or at the meeting. Submitting your proxy by internet, telephone or mail will not affect your right to attend the Annual Meeting and change your vote. Unless you are voting at the meeting, your vote must be received by 11:59 p.m. Eastern Time on May 9, 2024.

Method	Record Holder	Beneficial Owner
Internet	Have your proxy card available and log on to www.proxyvote.com.	If your bank or broker makes this method available, the instructions will be included with the proxy materials.
Telephone	Have your proxy card available and call (800) 690-6903 from a touchtone telephone anywhere (toll free only in the United States).	If your bank or broker makes this method available, the instructions will be included with the proxy materials.
Mail	Mark, date, sign and promptly mail the enclosed proxy card in the postage-paid envelope provided for mailing in the United States.	Mark, date, sign and promptly mail the voting instruction form provided by your bank or broker in the postage-paid envelope provided for mailing in the United States.
At The Meeting	You may vote by ballot at the Annual Meeting.	You may vote by ballot at the Annual Meeting.

How many votes are needed for each proposal to pass?

All of the matters to be considered at our Annual Meeting require the approval of a majority of the votes that are actually cast.

For Proposal 1, our Bylaws provide that, in uncontested elections, directors are elected if the majority of votes cast FOR each nominee exceed the votes cast AGAINST such nominee. Abstentions and broker non-votes are not counted as votes cast, and therefore do not affect the outcome of the election. Proxies cannot be voted for a greater number of persons than the number of nominees named. Each director nominee will provide to us an irrevocable resignation if the majority of the votes cast are against him or her. The resignation will be effective within 90 days after the election results are certified, if the Board (excluding nominees who did not receive a majority of votes for their election) accepts the resignation, which it will do in the absence of a compelling reason otherwise.

For Proposal 2, the affirmative vote of a majority of the votes cast by shares entitled to vote is required for the approval. Abstentions and broker non-votes are not counted as votes cast, and therefore do not affect the outcome of the vote on this proposal.

For Proposal 3, the affirmative vote of a majority of the votes cast by shares entitled to vote is required for the ratification of the selection of independent auditors. Abstentions are not counted as votes cast, and therefore do not affect the ratification of the selection of independent auditors.

For Proposal 4, the affirmative vote of a majority of votes cast by shares entitled to vote is required for the approval. Abstentions will have the effect of being counted as a vote "AGAINST" the 2024 Plan. Broker non-votes are not treated as votes cast, so they will not have an effect on the vote.

For Proposal 5, the affirmative vote of a majority of the votes cast by shares entitled to vote is required for the approval, on an advisory and non-binding basis. Abstentions and broker non-votes are not counted as votes cast, and therefore do not affect the outcome of the vote on this proposal.

If you are the stockholder of record, and you sign and return a proxy card without giving specific voting instructions, then the proxy holders will vote your shares will be voted "FOR" the election of the nominees listed in Proposal 1, "FOR" Proposals 2, 3 and 4 and "ABSTAIN" on Proposal 5. The proxy holders may determine in their discretion the vote with respect to any other matters properly presented for a vote at the meeting.

Is my proxy revocable?

You may revoke your proxy before it is exercised at the Annual Meeting, by timely delivering a subsequent proxy or by notifying us in writing of such revocation to the attention of Kenneth G. Cole, Secretary, at 17450 College Parkway, Livonia, Michigan 48152 before your proxy is voted. Unless you revoke your proxy at the meeting, your revocation must be received by 11:59 p.m. Eastern Time on May 9, 2024.

Who is paying for the expenses involved in preparing and mailing this proxy statement?

We are paying the expenses involved in preparing, assembling and mailing these proxy materials and all costs of soliciting proxies. Our executive officers and other employees may solicit proxies, without additional compensation, personally and by telephone and other means of communication. In addition, we have retained Morrow Sodali LLC, 333 Ludlow Street, 5th Floor, Stamford, Connecticut 06902, to assist in the solicitation of proxies for a fee of $15,000, plus expenses. If you have questions about voting your shares, you may call Morrow Sodali LLC, at (877) 787-9239 (for individual stockholders) or (203) 658-9400 (for banks and brokerage firms). We will reimburse brokers and other persons holding our common stock in their names or in the names of their nominees for their reasonable expenses in forwarding proxy materials to beneficial owners.

What happens if additional matters are presented at the Annual Meeting?

Other than the items of business described in this proxy statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxy holders, Messrs. Allman and Cole, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting. If for any reason any of our director nominees is not available as a candidate, Messrs. Allman and Cole may vote your shares for another candidate (or candidates) who may be nominated by the Board, or the Board may reduce its size.

What is "householding" and how does it affect me?

The proxy rules of the SEC permit companies and intermediaries, such as brokers and banks, to satisfy proxy statement delivery requirements for two or more stockholders sharing an address by delivering one proxy statement to those stockholders. This procedure, known as "householding," reduces the amount of duplicate information that stockholders receive and lowers our printing and mailing costs.

We have been notified that certain intermediaries will use householding for our proxy materials and our 2023 Annual Report. Therefore, only one proxy statement and 2023 Annual Report may have been delivered to your address if multiple stockholders share that address. Stockholders who wish to opt out of this procedure and receive separate copies of the proxy statement and annual report in the future, or stockholders who are receiving multiple copies and would like to receive only one copy, should contact their bank, broker or other nominee or us at the address and telephone number below.

We will promptly send a separate copy of the proxy statement for the Annual Meeting or 2023 Annual Report if you send your request to webmaster@mascohq.com, call our Investor Relations Department at (313) 792-5500, or if you write to Investor Relations, Masco Corporation, 17450 College Parkway, Livonia, Michigan 48152.

Our Website

We maintain a website at www.masco.com. The information on our website is not a part of this proxy statement, and it is not incorporated into this proxy statement or any other filings we make with the SEC.

2025 ANNUAL MEETING OF STOCKHOLDERS

If you wish to submit a proposal to be considered at our 2025 Annual Meeting, you must comply with the following procedures. Any communication to be made to our Secretary as described below should be sent to: Kenneth G. Cole, Secretary, Masco Corporation, 17450 College Parkway, Livonia, Michigan 48152.

PROXY STATEMENT PROPOSAL

If you intend to present proposals to be included in our proxy statement for our 2025 Annual Meeting, you must give written notice of your intent to our Secretary on or before December 2, 2024 (120 calendar days prior to the anniversary of our mailing this proxy statement). The proposals must comply with SEC regulations under Rule 14a-8 for including stockholder proposals in a company's materials.

MATTER FOR ANNUAL MEETING AGENDA

If you intend to bring a matter before next year's meeting, other than by submitting a proposal to be included in our proxy statement, we must receive notice in accordance with our Bylaws, which state that our Secretary must receive your notice no earlier than January 10, 2025 and no later than February 9, 2025. For each matter you intend to bring before the meeting, your proposal must be in compliance with all of the requirements in our Bylaws.

DIRECTOR CANDIDATE NOMINATION

If you wish to nominate director candidates for election to the Board at the 2025 Annual Meeting (but not for inclusion in our proxy statement), you must submit the information required by, and follow the deadline in, our Certificate of Incorporation and our Bylaws to our Secretary no later than February 15, 2025 and the nomination must be in compliance with all the requirements in our Bylaws.

In addition, to comply with Rule 14a-19 under the Exchange Act, the SEC's universal proxy rule, you must provide proper written notice that sets forth all the information required by Rule 14a-19 under the Exchange Act to our Secretary by March 12, 2024. The notice requirements under Rule 14a-19 are in addition to the applicable advance notice requirements under our Bylaws.

PROXY ACCESS DIRECTOR CANDIDATE NOMINATION

Our Bylaws provide that under certain circumstances, a stockholder or group of stockholders may include director candidates that they have nominated in our proxy statement. The nominating stockholder or group of stockholders must deliver the information required by our Bylaws, and each nominee must meet the qualifications required by our Bylaws. Requests to include stockholder-nominated candidates in our proxy materials for our 2025 Annual Meeting must be received by our Secretary no earlier than November 2, 2024 and no later than December 2, 2024.

OTHER MATTERS

The Board of Directors knows of no other matters to be voted upon at the Annual Meeting. If any other matters properly come before the Annual Meeting, the proxy holders named in the enclosed proxy will have discretionary authority to vote the shares represented by the proxy in their discretion with respect to such matters.

By Order of the Board of Directors,



Kenneth G. Cole
Vice President, General Counsel and Secretary

Livonia, Michigan
April 1, 2024

MASCO CORPORATION
2024 LONG TERM STOCK INCENTIVE PLAN

SECTION 1. Purposes.

The purposes of the 2024 Long Term Stock Incentive Plan (the "*Plan*") are to encourage selected employees of and consultants to Masco Corporation (the "*Company*") and its Affiliates to acquire a proprietary interest in the Company in order to create an increased incentive to contribute to the Company's future success and prosperity, and enhance the ability of the Company and its Affiliates to attract and retain exceptionally qualified individuals upon whom the sustained progress, growth and profitability of the Company depend, thus enhancing the value of the Company for the benefit of its stockholders.

SECTION 2. Definitions.

As used in the Plan, the following terms shall have the meanings set forth below:

(a) *"Affiliate"* shall mean any entity in which the Company's direct or indirect equity interest is at least twenty percent, and any other entity in which the Company has a significant direct or indirect equity interest, whether more or less than twenty percent, as determined by the Committee.

(b) *"Award"* shall mean any Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Award, or Dividend Equivalent granted under the Plan.

(c) *"Award Agreement"* shall mean any agreement, contract or other instrument or document evidencing any Award granted under the Plan which may, but need not, be executed by the Participant.

(d) *"Board"* shall mean the Board of Directors of the Company.

(e) *"Change in Control"* shall mean:

(i) at any time during a period of twenty-four consecutive calendar months, the individuals who at the beginning of such period constitute the Company's Board, and any new directors (other than Excluded Directors, as hereinafter defined), whose election by such Board or nomination for election by stockholders was approved by a vote of at least two-thirds of the members of such Board who were either directors on such Board at the beginning of the period or whose election or nomination for election as directors was previously so approved, for any reason cease to constitute at least a majority of the members thereof. For Participants holding Restricted Stock Units, with respect to their Restricted Stock Units, the reference to twenty-four consecutive calendar months in this subsection (i) shall be twelve consecutive calendar months. For purposes hereof, "*Excluded Directors*" are directors whose (A) election by the Board or approval by the Board for stockholder election occurred within one year after any person or "*group of persons*," as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, commences a tender offer for, or becomes the beneficial owner of, voting securities representing 25 percent or more of the combined voting power of all outstanding voting securities of the Company, other than pursuant to a tender offer approved by the Board prior to its commencement or pursuant to stock acquisitions approved by the Board prior to their representing 25 percent or more of such combined voting power or (B) initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 or Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of an individual, corporation, partnership, group, associate or other entity or person other than the Board;

(ii) any person is (or becomes, during any twelve month period) the beneficial owner, directly or indirectly, of voting securities (not including in the securities beneficially owned by such person any securities acquired directly from the Company or its Affiliates other than in connection with the acquisition by the Company or its Affiliates of a business) representing 25 percent or more of the combined voting power of all outstanding voting securities of the Company, other than (A) any employee plan established by the Company or any subsidiary, (B) the Company or any of its Affiliates, (C) an underwriter temporarily holding securities pursuant to an offering of such securities, or (D) an entity owned, directly or indirectly, by shareholders of the Company in substantially the same proportions as their ownership of the Company; *provided* that the provisions of this subsection (ii) are not intended to apply to or include as a Change in Control any transaction that is specifically excepted from the definition of Change in Control under subsection (iii) below. For Participants holding Restricted Stock Units, with respect to their Restricted Stock Units, the reference to 25 percent in this subsection (ii) shall be 50 percent;

(iii) the consummation of a merger, amalgamation or consolidation of the Company with any other corporation or other entity, or the issuance of voting securities in connection with such a transaction pursuant to applicable stock exchange requirements in which the shareholders of the Company immediately prior to the consummation of such transaction do not continue to beneficially own immediately following such consummation 50 percent or more of the total voting power of the Company's stock (or, if the Company is not the surviving entity of such merger or consolidation, 50 percent or more of the total voting power of the stock of such surviving entity or parent entity thereof); or

(iv) the sale or disposition by the Company of all or substantially all of the Company's consolidated assets in which any Person acquires (or has acquired during the twelve month period ending on the date of the most recent acquisition by such person) consolidated assets from the Company that have a total gross fair market value equal to more than 50 percent of the total gross fair market value of all of the consolidated assets of the Company immediately prior to such acquisition or acquisitions.

Notwithstanding the foregoing, (A) no Change in Control shall be deemed to have occurred if there is consummated any transaction or series of integrated transactions immediately following which the record holders of the Shares immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns substantially all of the assets of the Company immediately prior to such transaction or series of transactions and (B) no Change in Control shall be deemed to have occurred upon the acquisition of additional control of the Company by any person that is considered to effectively control the Company. In no event will a Change in Control be deemed to have occurred if any Participant is part of a "*group*" within the meaning of Section 13(d)(3) of the Exchange Act that effects a Change in Control. Notwithstanding the foregoing or any provision of any Award Agreement to the contrary, for any Award that provides for accelerated distribution on a Change in Control of amounts that constitute "*deferred compensation*" (as defined in Section 409A of the Code), if the event that constitutes such Change in Control does not also constitute a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company's assets (in either case, as defined in Section 409A of the Code), such amount shall not be distributed on such Change in Control but instead shall vest as of such Change in Control and shall be distributed on the scheduled payment date specified in the applicable Award Agreement, except to the extent that earlier distribution would not result in the Participant who holds such Award incurring interest or additional tax under Section 409A of the Code.

(f) *"Code"* shall mean the Internal Revenue Code of 1986, as amended from time to time.

(g) *"Committee"* shall mean a committee of the Company's directors designated by the Board to administer the Plan.

(h) *"Dividend Equivalent"* shall mean any right granted under Section 6(f) of the Plan.

(i) *"Exchange Act"* shall mean the Securities Exchange Act of 1934, as amended from time to time.

(j) *"Incentive Stock Option"* shall mean an option representing the right to purchase Shares granted under Section 6(a) of the Plan that is intended to meet the requirements of Section 422 of the Code, or any successor provision thereto.

(k) *"Non-Qualified Stock Option"* shall mean an option representing the right to purchase Shares granted under Section 6(a) of the Plan that is not intended to be an Incentive Stock Option.

(l) *"NYSE"* shall mean the New York Stock Exchange.

(m) *"Option"* shall mean an Incentive Stock Option or a Non-Qualified Stock Option.

(n) *"Participant"* shall mean a current employee of or consultant to the Company or any Affiliate or a director of the Company designated to be granted an Award under the Plan or, for the purpose of granting Substitute Awards, a holder of options or other equity based awards relating to the shares of a company acquired by the Company or with which the Company combines.

(o) *"Performance Award"* shall mean any right granted under Section 6(d) of the Plan.

(p) *"Prior Plans"* shall mean the Company's 1991, 2005 Long Term Stock and 2014 Long Term Stock Incentive Plans.

(q) *"Restricted Period"* shall mean the period of time during which Awards of Restricted Stock or Restricted Stock Units are subject to restrictions.

(r) *"Restricted Stock"* shall mean any Share granted under Section 6(c) of the Plan.

(s) *"Restricted Stock Unit"* shall mean any right granted under Section 6(c) of the Plan that is denominated in Shares.

(t) *"Rule 16b-3"* shall mean Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act.

(u) *"Section 16"* shall mean Section 16 of the Exchange Act.

(v) *"Shares"* shall mean the Company's common stock, par value $1.00 per share, and such other securities or property as may become the subject of Awards, or become subject to Awards, pursuant to an adjustment made under Section 4(c) of the Plan.

(w) *"Stock Appreciation Right"* shall mean any right granted under Section 6(b) of the Plan.

(x) *"Substitute Awards"* shall mean Awards granted in assumption of, or in substitution for, outstanding awards previously granted by a company or other business acquired by the Company or with which the Company combines.

SECTION 3. Administration.

The Committee shall administer the Plan, and subject to the terms of the Plan and applicable law, the Committee's authority shall include without limitation the power to:

(i) designate Participants;

(ii) determine the types of Awards to be granted;

(iii) determine the number of Shares to be covered by Awards and any payments, rights or other matters to be calculated in connection therewith;

(iv) determine the terms and conditions of Awards and amend the terms and conditions of outstanding Awards;

(v) determine how, whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Shares, other securities, other Awards or other property, or canceled, forfeited or suspended;

(vi) determine how, whether, to what extent, and under what circumstances cash, Shares, other securities, other Awards, other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the holder thereof or of the Committee;

(vii) determine the methods or procedures for establishing the fair market value of any property (including, without limitation, any Shares or other securities) transferred, exchanged, given or received with respect to the Plan or any Award;

(viii) prescribe and amend the forms of Award Agreements and other instruments required under or advisable with respect to the Plan;

(ix) designate Options granted to key employees of the Company or its subsidiaries as Incentive Stock Options;

(x) interpret and administer the Plan, Award Agreements, Awards and any contract, document, instrument or agreement relating thereto;

(xi) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the administration of the Plan;

(xii) decide all questions and settle all controversies and disputes which may arise in connection with the Plan, Award Agreements and Awards;

(xiii) (A) delegate to a committee (which may consist of solely one director of the Company) the authority to designate Participants and grant Awards, and to amend Awards granted to Participants and (B) subject to requirements of the NYSE applicable to the Company and Delaware corporate law, delegate to one or more officers or managers of the Company, or a committee of such officers and managers, the authority, subject to such terms and limitations as the Committee shall determine, to grant, cancel, modify, waive rights with respect to, alter, discontinue, suspend or terminate Awards held by Participants; *provided*, *however*, in each case, for clauses (A) and (B), only with respect to Participants who are not officers or directors of the Company for purposes of Section 16; and

(xiv) make any other determination and take any other action that the Committee deems necessary or desirable for the interpretation, application and administration of the Plan, Award Agreements and Awards.

All designations, determinations, interpretations and other decisions under or with respect to the Plan, Award Agreements or any Award shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon all persons, including the Company, Affiliates, Participants, beneficiaries of Awards and stockholders of the Company.

SECTION 4. Shares Available for Awards.

(a) *Shares Available.* Subject to adjustment as provided in Section 4(c): the maximum number of Shares available for issuance in respect of Awards made under the Plan shall be 7,450,000 Shares, all of which shall be rolled over from the remaining share pool of the 2014 Long Term Stock Incentive Plan; *provided, however,* that if for any reason any Award under the Plan or under any Prior Plan (other than a Substitute Award) is forfeited, canceled, or expired, or, only with respect to an Award of Restricted Shares or Restricted Stock Units, is withheld by the Company upon its vesting for the payment of taxes on a Participant's behalf, the number of Shares available for issuance in respect of Awards under the Plan shall be increased by the number of Shares so forfeited, canceled, expired or withheld. Notwithstanding anything to the contrary contained herein, the following shall not increase the number of Shares available for issuance in respect of Awards under the Plan: (i) Shares delivered in payment of an Option, (ii) Shares withheld by the Company from Options and SARs upon its exercise for the payment of taxes on a Participant's behalf and (iii) Shares that are repurchased by the Company with Option proceeds. In addition, Shares covered by an Option or SAR, to the extent that it is exercised and settled in Shares, and regardless of whether or not Shares are actually issued to the Participant upon exercise of the SAR, shall be considered issued or transferred pursuant to the Plan. Subject to the foregoing, Shares may be made available from the authorized but unissued Shares of the Company or from Shares reacquired by the Company.

(b) *Individual Stock-Based Awards.*

(i) The maximum number of Shares available for issuance as Incentive Stock Options is 7,450,000 Shares.

(ii) Notwithstanding any other provision in the Plan to the contrary (but subject to adjustment as provided in Section 4(c)), the maximum aggregate number of Shares associated with any Award granted under the Plan during the annual director compensation period (with each such period commencing on the date of the Company's Annual Meeting of stockholders and ending on the day prior to the subsequent Annual Meeting), to any one non-employee director of the Board shall be, together with any cash payments provided to such non-employee director, that number of Shares having a fair market value of $750,000.

(c) *Adjustments.* Upon the occurrence of any dividend or other distribution (whether in the form of cash, Shares, other securities or other property), change in the capital or shares of capital stock, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company or extraordinary transaction or event which affects the Shares, then the Committee shall make such adjustment, if any, in such manner as it deems appropriate to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, in (i) the number and type of Shares (or other securities or property) which thereafter may be made the subject of Awards both to any individual and to all Participants, (ii) outstanding Awards, including, without limitation, the number and type of Shares (or other securities or property) subject thereto, (iii) the grant, purchase or exercise price with respect to outstanding Awards and, if deemed appropriate, make provision for cash payments to the holders of outstanding Awards, and (iv) the terms and conditions of any outstanding Awards, including the performance goals of any Performance Awards; *provided, however,* that the number of Shares subject to any Award denominated in Shares shall always be a whole number.

(d) *Substitute Awards.* Shares underlying Substitute Awards shall not reduce the number of shares remaining available for issuance under the Plan for any purpose.

SECTION 5. Eligibility.

Any current employee of or consultant to the Company or any Affiliate or any director of the Company is eligible to be designated a Participant.

SECTION 6. Awards.

(a) *Options.* (i) *Grant.* The Committee is authorized to grant Options to Participants with such terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine. The Award Agreement shall specify:

(A) the purchase price per Share under each Option; *provided, however,* that such price shall be not less than 100% of the fair market value of the Shares underlying such Option on the date of grant (except in the case of Substitute Awards);

(B) the term of each Option (not to exceed ten years); and

(C) the time or times at which an Option may be exercised, in whole or in part, the method or methods by which and the form or forms (including, without limitation, cash, Shares, other Awards or other property, or any combination thereof, having a fair market value on the exercise date equal to the relevant exercise price) in which payment of the exercise price with respect thereto may be made or deemed to have been made.

(ii) *Other Terms.* Notwithstanding the following terms, the Committee may impose other terms that may be more or less favorable to the Company as it deems fit. Unless the Committee shall impose such other terms, the following conditions shall apply:

(A) *Exercise.* A Participant electing to exercise an Option shall give written notice to the Company, as may be specified by the Committee, of exercise of the Option and the number of Shares elected for exercise, such notice to be accompanied by such instruments or documents as may be required by the Committee, and shall tender the purchase price of the Shares elected for exercise. To the extent an Option is not previously exercised as to all of the Shares subject thereto immediately prior to its expiration, if the fair market value of one Share is greater than the exercise price then in effect, then the Option shall be deemed automatically exercised at such time.

(B) *Payment.* At the time of exercise of an Option, payment in full, or adequate provision therefore, in cash or in Shares or any combination thereof, at the option of the Participant, shall be made for all Shares then being purchased.

(C) *Issuance.* The Company shall not be obligated to issue any Shares unless and until:

(1) if the class of Shares at the time is listed upon any stock exchange, the Shares to be issued have been listed, or authorized to be added to the list upon official notice of issuance, upon such exchange, and

(2) in the opinion of the Company's counsel there has been compliance with applicable law in connection with the issuance and delivery of Shares and such issuance shall have been approved by the Company's counsel.

Without limiting the generality of the foregoing, the Company may require from the Participant such investment representation or such agreement, if any, as the Company's counsel may consider necessary in order to comply with the Securities Act of 1933 as then in effect, and may require that the Participant agree that any sale of the Shares will be made only in such manner as shall be in accordance with law and that the Participant will notify the Company of any intent to make any disposition of the Shares whether by sale, gift or otherwise. The Participant shall take any action reasonably requested by the Company in such connection. A Participant shall have the rights of a stockholder only as and when Shares have been actually issued to the Participant pursuant to the Plan.

(D) The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code, or any successor provision thereto, and any regulations promulgated thereunder. Notwithstanding any designation as an Incentive Stock Option, to the extent that the aggregate fair market value of the Shares subject to a Participant's Incentive Stock Options that become exercisable for the first time during any calendar year exceeds $100,000, such excess Options shall be treated as Non-Qualified Stock Options. For purposes of the foregoing, Incentive Stock Options shall be taken into account in the order in which they were granted, and the fair market value of the Shares shall be determined as of the date of the grant of such Option.

(b) *Stock Appreciation Rights.* The Committee is authorized to grant Stock Appreciation Rights to Participants. Subject to the terms of the Plan, a Stock Appreciation Right granted under the Plan shall confer on the holder thereof a right to receive, upon exercise thereof, the excess of (i) the fair market value of one Share on the date of exercise or, if the Committee shall so determine in the case of any such right other than one related to any Incentive Stock Option, at any time during a specified period before or after the date of exercise over (ii) the fair market value on the date of grant. To the extent a Stock Appreciation Right is not previously exercised as to all of the Shares subject thereto, and if the fair market value of one Share is greater than the exercise price then in effect, then the Stock Appreciation Right shall be deemed automatically exercised immediately before its expiration.

Subject to the terms of the Plan, the Committee shall determine the grant price, which shall not be less than 100% of the fair market value of the Shares underlying the Stock Appreciation Right on the date of grant, term (not to exceed ten years), methods of exercise and settlement and any other terms and conditions of any Stock Appreciation Right and may impose such conditions or restrictions on the exercise of any Stock Appreciation Right as it may deem appropriate.

(c) *Restricted Stock and Restricted Stock Units*.

(i) *Issuance.* The Committee is authorized to grant to Participants Awards of Restricted Stock, which shall consist of Shares, and Restricted Stock Units which shall give the Participant the right to receive cash, Shares, other securities, other Awards or other property, in each case subject to the termination of the Restricted Period determined by the Committee. Notwithstanding the following terms, the Committee may impose other terms that may be more or less favorable to the Company as it deems fit. In the absence of any such differing provisions, Awards of Restricted Stock and Restricted Stock Units shall have the provisions described below.

(ii) *Restrictions.* The Restricted Period may differ among Participants and may have different expiration dates with respect to portions of Shares covered by the same Award. Subject to the terms of the Plan, Awards of Restricted Stock and Restricted Stock Units shall have such restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Stock or the right to receive any dividend or other right or property), which restrictions may lapse separately or in combination at such time or times, in installments or otherwise (including the achievement of performance measures as determined by the Committee), as the Committee may deem appropriate. Any Shares or other securities distributed with respect to Restricted Stock or which a Participant is otherwise entitled to receive by reason of such Shares shall be subject to the restrictions contained in the applicable Award Agreement. Subject to the aforementioned restrictions and the provisions of the Plan, a Participant shall have all of the rights of a stockholder with respect to Restricted Stock.

(iii) *Registration.* Restricted Stock granted under the Plan may be evidenced in such manner as the Committee may deem appropriate, including, without limitation, book-entry registration or issuance of stock certificates.

(d) *Performance Awards*.

(i) The Committee is hereby authorized to grant Performance Awards to Participants.

(ii) Subject to the terms of the Plan, a Performance Award granted under the Plan (A) may be denominated or payable in cash, Shares (including, without limitation, Restricted Stock or Restricted Stock Units), other securities or other Awards, and (B) shall confer on the holder thereof rights valued as determined by the Committee and payable to, or exercisable by, the holder of the Performance Award, in whole or in part, upon the achievement of such performance goals during such performance periods as the Committee shall establish. Subject to the terms of the Plan, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award granted and the amount of any payment or transfer to be made pursuant to any Performance Award shall be determined by the Committee. Unless the Committee determines otherwise, the performance period relating to any Performance Award shall be at least one calendar year commencing January 1 and ending December 31 (except in circumstances in connection with a Change in Control, in which event the performance period may be shorter than one year).

(e) *Minimum Vesting Requirements*. Notwithstanding anything to the contrary herein, and subject to Section 7(f), no portion of any Award shall vest in less than one year following the date of grant. For the avoidance of doubt, such minimum vesting requirements shall not apply in the event of (i) the Participant's death or disability, (ii) a Change in Control (subject to the requirements of Section 7(f)) and (iii) the Committee granting Awards that are not subject to such minimum vesting requirements with respect to 5 percent or less of the Shares available for issuance under the Plan (as set forth in Section 4(a)), as may be adjusted pursuant to Section 4(c).

(f) *Dividends and Dividend Equivalents.* The Committee is authorized to grant to Participants Awards under which the holders thereof shall be entitled to receive payments equivalent to dividends or interest with respect to a number of Shares determined by the Committee, and the Committee may provide that such amounts (if any) shall be deemed to have been reinvested in additional Shares or otherwise reinvested. The Committee, in its sole discretion, may provide that such Award shall convey the right to receive dividends or Dividend Equivalents subject to such Award with respect to any payments equivalent to dividends or interest declared during the period that such Award is outstanding, in which case, such dividends or Dividend Equivalent rights shall accumulate and shall be paid in cash or Shares on the settlement or vesting date of the Award, subject to the Participant's earning of the Shares with respect to which such payments equivalent to dividends or interest are paid upon achievement or satisfaction of applicable conditions specified by the Committee. Subject to the terms of the Plan, such dividends or Dividend Equivalents may have such terms and conditions as the Committee shall determine, but shall not be awarded on unearned or unvested Awards. For the avoidance of doubt, dividends and Dividend Equivalents may not be paid until the vesting or settlement of an Award.

(g) *Termination of Employment; Death.* As determined by the Committee,

(i) Awards granted to, or otherwise held by, employees may be exercised, settled, vested, paid or terminated, expired and be forfeited upon death or termination of employment, which shall include a change in status from employee to consultant and termination by reason of the fact that an entity is no longer an Affiliate,

(ii) a Participant's employment shall not be considered to be terminated (A) in the case of approved sick leave or other approved leave of absence (not to exceed one year or such other period as the Committee may determine), or (B) in the case of a transfer among the Company and its Affiliates.

(h) *Termination of Awards.* Notwithstanding any of the provisions of this Plan or instruments evidencing Awards granted hereunder, other than the provisions of Section 7(f), the Committee may terminate any Award (including the unexercised portion of any Option and any Award of Restricted Stock or Restricted Stock Units which remains subject to restrictions) concurrently with or at any time following termination of employment regardless of the reason for such termination of employment if the Committee shall determine that the Participant has engaged in any activity detrimental to the interests of the Company or an Affiliate.

SECTION 7. General.

(a) *No Cash Consideration for Awards.* Awards may be granted for no cash consideration or for such minimal cash consideration as may be required by applicable law.

(b) *Awards May Be Granted Separately or Together.* Awards may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with or in substitution for any other Award or any award granted under any other Plan of the Company or any Affiliate. Awards granted in addition to or in tandem with other Awards or in addition to or in tandem with awards granted under another Plan of the Company or an Affiliate may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

(c) *Forms of Payment Under Awards.* Subject to the terms of the Plan and of any applicable Award Agreement, payments or transfers to be made by the Company or an Affiliate upon the grant, exercise or payment of an Award may be made in such form or forms as the Committee shall determine, including, without limitation, cash, Shares, other securities, other Awards, or other property, or any combination thereof, and may be made in a single payment or transfer, in installments, or on a deferred basis, in each case in accordance with rules and procedures established by the Committee. Such rules and procedures may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of Dividend Equivalents in respect of installment or deferred payments.

(d) *Limits on Transfer of Awards.* Awards cannot be transferred, except the Committee is hereby authorized to permit the transfer of Awards under the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(i) No Award or right under any Award may be sold, encumbered, pledged, alienated, attached, assigned or transferred in any manner and any attempt to do any of the foregoing shall be void and unenforceable against the Company.

(ii) Notwithstanding the provisions of Section 7(d)(i) above:

(A) An Award may be transferred:

(1) to a beneficiary designated by the Participant in writing on a form approved by the Committee;

(2) by will or the applicable laws of descent and distribution to the personal representative, executor or administrator of the Participant's estate; or

(3) to a former spouse as required by a domestic relations order incident to a divorce.

(iii) The Committee, the Company and its officers, agents and employees may rely upon any beneficiary designation, assignment or other instrument of transfer, copies of trust agreements and any other documents delivered to them by or on behalf of the Participant which they believe genuine and any action taken by them in reliance thereon shall be conclusive and binding upon the Participant, any trustee, the personal representatives of the Participant's estate and all persons asserting a claim based on an Award. The delivery by a Participant of a beneficiary designation, or an assignment of rights under an Award as permitted hereunder, shall constitute the Participant's irrevocable undertaking to hold the Committee, the Company and its officers, agents and employees harmless against claims, including any cost or expense incurred in defending against claims, of any person (including the Participant) which may be asserted or alleged to be based on an Award subject to a beneficiary designation or an assignment. In addition, the Company may decline to deliver Shares to a beneficiary, heir or trustee until it receives indemnity against claims of third parties satisfactory to the Company.

(e) *Share Certificates.* All certificates for, or other indicia of, Shares or other securities delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which such Shares or other securities are then listed and any applicable federal or state securities laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(f) *Change in Control*.

In addition to the Committee's authority set forth in Section 4(c), the Committee, as constituted before a Change in Control, is authorized, and has sole discretion, as to any Award, either at the time such Award is made hereunder or any time thereafter, to take any one or more of the following actions: (A) provide for the purchase of any such Award, upon the Participant's request, for an amount of cash equal to the amount that could have been attained upon the exercise of such Award or realization of the Participant's rights had such Award been currently exercisable or payable; (B) make such adjustment to any such Award then outstanding as the Committee deems appropriate to reflect such Change in Control; (C) cause any such Award then outstanding to be assumed, or new rights substituted therefore, by the acquiring or surviving corporation after such Change in Control; and (D) if the Committee fails to substitute successor awards as provided in the foregoing clauses (A), (B) or (C) which are equal to the then-current value of fully vested shares subject to any Award which have not then become fully vested and the shares of the acquiring or surviving corporation are marketable securities tradable on any national securities exchange, within 24 months following the date of Change in Control, that any such person shall have been terminated involuntarily by the Company for a reason other than gross negligence or deliberate misconduct which demonstrably harms the Company, or that any such person shall have resigned for Good Reason as such term has been previously defined, and rules for its application established by the Committee, accelerate the vesting of such Award and the lapse of any restrictions thereon and, in the case of an Option or Stock Appreciation Right, accelerate the right to exercise such Award during a specified period (and the termination of such Option or Stock Appreciation Right without payment of any consideration therefor to the extent such Award is not timely exercised).

(g) *Cash Settlement.* Notwithstanding any provision of this Plan or of any Award Agreement to the contrary, any Award outstanding hereunder may at any time be cancelled in the Committee's sole discretion upon payment of the value of such Award to the holder thereof in cash or in another Award hereunder, such value to be determined by the Committee in its sole discretion.

(h) *Option and Stock Appreciation Right Repricing.* Except as provided in Section 4(c) and in connection with the granting of a Substitute Award, the Committee may not, without shareholder approval, seek to cancel and replace any previously granted "underwater" Option, Stock Appreciation Right or similar Award with an Option and Stock Appreciation Right, or similar Award, as applicable, having a lower exercise price by: (i) amending or modifying the terms of the Option, Stock Appreciation Right or similar Award to lower the exercise price; (ii) cancelling the underwater Option, Stock Appreciation Right or similar Award and granting either (A) replacement Options, Stock Appreciation Rights or similar Awards having a lower exercise price or (B) Restricted Shares, Restricted Stock Units, Performance Awards or other Share-based Awards in exchange; or (iii) cancelling or repurchasing the underwater Options, Stock Appreciation Rights or similar Awards for cash or other securities. An Option, Stock Appreciation Right or similar Award will be deemed to be "underwater" at any time when the fair market value of the Shares covered by such Award is less than the exercise price of the Award.

(i) *Clawback Upon Restatement.*

(A) The Committee may specify in an Award Agreement that in the event of certain specified events, which may include a termination of service with or without cause (and in the case of any cause that is resulting from an indictment or other non-final determination, the Committee may provide for such Award to be held in escrow or abeyance until a final resolution of the matters related to such event occurs, at which time the Award shall either be waived, forfeited or surrendered as provided in such Award Agreement or remain in effect, depending on the outcome), violation of material policies, breach of non-competition, non-solicitation, confidentiality or other restrictive covenants, or requirements to comply with minimum share ownership requirements, that may apply to the Participant, or other conduct by the Participant that is detrimental to the business or reputation of the Company and/or its Affiliates or the Company having a restatement of its financial statements, other than as a result of changes to accounting rules and regulations, the Committee shall have the discretion at any time (notwithstanding any expiration of this Plan or of the rights or obligations otherwise arising hereunder) to require any Participant to return all cash or Shares which he may have acquired (or which he is deemed to have acquired) as a result of any Performance Award payment or as a result of the sale of Shares which may have vested under any Award, and to waive, forfeit and surrender to the Company the right to any unrealized Performance Award payments and to all unsold vested Shares and all unvested Shares made under any Award (whether or not such Participant may then be an employee, consultant or director of the Company or any of its affiliates, and whether or not such Participant's or any other person's misconduct may have caused such restatement). The Committee retains discretion regarding the application of these provisions.

(B) The Committee shall have full authority to implement any policies and procedures necessary to comply with Section 10D of the Exchange Act and any rules promulgated thereunder and any other regulatory regimes. Notwithstanding anything to the contrary contained herein, any Awards granted under the Plan (including any amounts or benefits arising from such Awards) shall be subject to any clawback or recoupment arrangements or policies the Company has in place from time to time, and the Committee may, to the extent permitted by applicable law and stock exchange rules or by any applicable Company policy or arrangement, and shall, to the extent required, return all cash or Shares which he may have acquired (or which he is deemed to have acquired) as a result of any Performance Award payment or as a result of the sale of Shares which may have vested under any Award, and to waive, forfeit and surrender to the Company the right to any unrealized Performance Award payments and to all unsold vested Shares and all unvested Shares made under any Award (whether or not such Participant may then be an employee, consultant or director of the Company or any affiliates, and whether or not such Participant's or any other person's misconduct may have caused such restatement).

SECTION 8. Amendment and Termination.

Except to the extent prohibited by applicable law and unless otherwise expressly provided in an Award Agreement or in the Plan:

(a) *Amendments to the Plan.* The Board may amend the Plan and the Board or the Committee may amend any outstanding Award; *provided*, *however*, that: (I) no Plan amendment shall be effective until approved by stockholders of the Company (i) if any stockholder approval thereof is required in order for the Plan to continue to satisfy the conditions of the applicable rules and regulations that the Committee has determined to be necessary to comply with, and (ii) if such Plan amendment would materially (A) increase the number of Shares available under the Plan or issuable to a Participant (other than a change in the number of Shares made in connection with an event described in Section 4(c) hereof), (B) change the types of Awards that may be granted under the Plan, (C) expand the class of persons eligible to receive Awards under the Plan, or (D) directly or indirectly (including through an exchange of underwater options or SARs for cash or other Awards) reduce the price at which an Option or Stock Appreciation Right is exercisable (other than in connection with an event described in Section 4(c) hereof or the granting of a Substitute Award), and (II) without the consent of affected Participants, no amendment of the Plan or (other than as permitted or required herein) of any Award may impair the rights of Participants under outstanding Awards.

(b) *Waivers.* The Committee may waive any conditions to the Company's obligations or rights of the Company under any Award theretofore granted, prospectively or retroactively, without the consent of any Participant.

(c) *Adjustments of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events.* The Committee shall be authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4(c) hereof) affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits to be made available under the Plan.

SECTION 9. Correction of Defects, Omissions, and Inconsistencies.

The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem desirable to effectuate the Plan.

SECTION 10. General Provisions.

(a) *No Rights to Awards.* No Participant or other person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards under the Plan. The terms and conditions of Awards of the same type and the determination of the Committee to grant a waiver or modification of any Award and the terms and conditions thereof need not be the same with respect to each Participant.

(b) *Withholding.* The Company or any Affiliate shall be authorized to withhold from any Award granted or any payment due or transfer made under any Award or under the Plan the amount (in cash, Shares, other securities, other Awards or other property) of withholding taxes due in respect of an Award, its exercise or any payment or transfer under such Award or under the Plan and to take such other action as may be necessary in the opinion of the Company or Affiliate to satisfy all obligations for the payment of such taxes.

(c) *No Limit on Other Compensation Arrangements.* Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other or additional compensation arrangements, including the grant of options and other stock-based awards, and such arrangements may be either generally applicable or applicable only in specific cases.

(d) *No Right to Employment or Service.* The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ or service of the Company or any Affiliate. Further, the Company or an Affiliate may at any time dismiss a Participant from employment or service, free from any liability, or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement or in any other agreement binding the parties.

(e) *Governing Law.* The validity, construction and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with the laws of the State of Michigan and applicable federal law.

(f) *Severability.* If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, person or Award, and the remainder of the Plan and any such Award shall remain in full force and effect.

(g) *No Trust or Fund Created.* Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other person. To the extent that any person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

(h) *No Fractional Shares.* No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be cancelled, terminated or otherwise eliminated.

(i) *Headings.* Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

SECTION 11. Term.

The Plan shall be effective as of the date of its approval by the Company's stockholders and no Awards shall be made under the Plan after May 10, 2034.

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

[THIS PAGE IS INTENTIONALLY LEFT BLANK]